MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
      The board of directors of Thermo Electron Corporation, or Thermo, and the board of directors of Fisher Scientific International Inc., or Fisher, have agreed to a strategic combination of the two companies under the terms of the Agreement and Plan of Merger, dated as of May 7, 2006, which is referred to as the merger agreement. Upon completion of the merger of a direct, wholly-owned subsidiary of Thermo with and into Fisher, Thermo will acquire Fisher, and Fisher will become a direct, wholly-owned subsidiary of Thermo.
      If the merger is completed, Fisher stockholders will have the right to receive 2.0 shares of Thermo common stock for each share of Fisher common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Based on the closing price of Thermo common stock on the New York Stock Exchange on May 5, 2006, the last trading day before public announcement of the merger, the 2.0 exchange ratio represented approximately $78.90 in value for each share of Fisher common stock. Based on the closing price of Thermo common stock on the New York Stock Exchange on July 24, 2006, the latest practicable date before the date of this document, the 2.0 exchange ratio represented approximately $70.44 in value for each share of Fisher common stock. Thermo stockholders will continue to own their existing Thermo shares.
      The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, Fisher stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Fisher common stock for Thermo common stock in the merger. Upon completion of the merger, we estimate that current Thermo stockholders will own approximately 39% of the combined company and former Fisher stockholders will own approximately 61% of the combined company.
      At the special meeting of Thermo stockholders, which we refer to as the Thermo special meeting, Thermo stockholders will be asked to vote on the issuance of Thermo common stock to Fisher stockholders and an amendment to the Amended and Restated Certificate of Incorporation of Thermo Electron Corporation, which we refer to as the Thermo charter, each of which is necessary to effect the merger. The stock issuance proposal requires the affirmative vote of holders of a majority of the Thermo common stock present or represented and entitled to vote on the proposal. The Thermo charter amendment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Thermo common stock entitled to vote on the proposal.
      At the special meeting of Fisher stockholders, which is referred to as the Fisher special meeting, Fisher stockholders will be asked to vote on the approval and adoption of the merger agreement. In order to complete the merger, an affirmative vote of holders of a majority of the outstanding shares of Fisher common stock entitled to vote on the proposal must vote to approve and adopt the merger agreement.
      The Thermo board of directors unanimously recommends that the Thermo stockholders vote “FOR” the proposal to issue shares of Thermo common stock in the merger and “FOR” the proposal to amend the Thermo charter.
      The Fisher board of directors unanimously recommends that the Fisher stockholders vote “FOR” the proposal to approve and adopt the merger agreement.
      The obligations of Thermo and Fisher to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Thermo, Fisher and the merger is contained in this joint proxy statement/prospectus. Thermo and Fisher encourage you to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 13.
      We look forward to the successful combination of Thermo and Fisher.

Sincerely,	Sincerely,

Marijn E. Dekkers President and Chief Executive Officer Thermo Electron Corporation	Paul M. Montrone Chairman of the Board and Chief Executive Officer Fisher Scientific International Inc.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
      This joint proxy statement/prospectus is dated July 25, 2006 and is first being mailed to the stockholders of Thermo and Fisher on or about July 25, 2006.

Thermo Electron Corporation
81 Wyman Street
Waltham, MA 02451
(781) 622-1000
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On August 30, 2006
Dear Stockholders of Thermo Electron Corporation:
      We are pleased to invite you to attend the special meeting of stockholders of Thermo Electron Corporation, a Delaware corporation, which will be held at Thermo’s principal executive offices at 81 Wyman Street, Waltham, Massachusetts 02451, on August 30, 2006 at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve the issuance of Thermo common stock, par value $1.00 per share, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of May 7, 2006, by and among Thermo, Trumpet Merger Corporation, a direct, wholly-owned subsidiary of Thermo, and Fisher Scientific International Inc., a copy of which is attached as Annex A to the joint proxy statement/ prospectus accompanying this notice;

•	to consider and vote on a proposal to amend the Amended and Restated Certificate of Incorporation of Thermo, to increase the authorized number of shares of Thermo common stock from 350,000,000 to 1.2 billion and to change the name of Thermo Electron Corporation upon the completion of the merger to Thermo Fisher Scientific Inc.;

•	to vote upon an adjournment of the Thermo special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for each of the foregoing proposals; and

•	to transact any other business that may properly be brought before the Thermo special meeting or any adjournments or postponements thereof.
      Please refer to the attached joint proxy statement/ prospectus for further information with respect to the business to be transacted at the Thermo special meeting.
      The close of business on July 24, 2006 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Thermo special meeting or any adjournments or postponements thereof. Only holders of record of Thermo common stock at the close of business on the record date are entitled to notice of, and to vote at, the Thermo special meeting.
      The issuance of Thermo common stock to Fisher stockholders requires the affirmative vote of holders of a majority of the Thermo common stock present or represented and entitled to vote on the proposal. Approval of the charter amendment requires the affirmative vote of holders of a majority of the outstanding shares of Thermo common stock entitled to vote on the proposal.
      Your vote is important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Thermo special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.
      A list of the holders of Thermo common stock entitled to vote at the Thermo special meeting will be available for examination by any Thermo stockholder, for any purpose germane to the Thermo special meeting, at Thermo’s principal executive offices at 81 Wyman Street, Waltham, Massachusetts 02451, for ten days prior to the Thermo special meeting, between the hours of 9:00 a.m. and 3:00 p.m., and at the Thermo special meeting during the entire time thereof.

By Order of the Board of Directors,

Seth H. Hoogasian
Vice President, General Counsel and Secretary
Waltham, Massachusetts
July 25, 2006

Fisher Scientific International Inc.
One Liberty Lane
Hampton, New Hampshire 03842
(603) 926-5911
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On August 30, 2006
Dear Stockholders of Fisher Scientific International Inc.:
      We are pleased to invite you to attend the special meeting of stockholders of Fisher Scientific International Inc., a Delaware corporation, which will be held at the Sheraton Dover Hotel, 1570 North DuPont Highway, Dover, Delaware, on August 30, 2006 at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 7, 2006, by and among Thermo Electron Corporation, Trumpet Merger Corporation, a direct, wholly-owned subsidiary of Thermo, and Fisher, a copy of which is attached as Annex A to the joint proxy statement/ prospectus accompanying this notice;

•	to vote upon an adjournment of the Fisher special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposal; and

•	to transact any other business that may properly be brought before the Fisher special meeting or any adjournments or postponements thereof.
      Please refer to the attached joint proxy statement/ prospectus for further information with respect to the business to be transacted at the Fisher special meeting.
      The close of business on July 24, 2006 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Fisher special meeting or any adjournments or postponements thereof. Only holders of record of Fisher common stock at the close of business on the record date are entitled to notice of, and to vote at, the Fisher special meeting.
      Approval and adoption of the Agreement and Plan of Merger requires the affirmative vote of holders of a majority of the outstanding shares of Fisher common stock entitled to vote on the proposal.
      Your vote is important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Fisher special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.
      A list of the holders of Fisher common stock entitled to vote at the Fisher special meeting will be available for examination by any Fisher stockholder, for any purpose germane to the Fisher special meeting, at Fisher’s principal executive offices at One Liberty Lane, Hampton, New Hampshire 03842, for ten days prior to the Fisher special meeting, between the hours of 9:00 a.m. and 3:00 p.m., and at the Fisher special meeting during the entire time thereof.

By Order of the Board of Directors,

Paul M. Meister
Vice Chairman of the Board
Hampton, New Hampshire
July 25, 2006

ADDITIONAL INFORMATION
      This document incorporates important business and financial information about Thermo and Fisher from other documents that are not included in or delivered with this document. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Thermo Electron Corporation	Fisher Scientific International Inc.
81 Wyman Street	One Liberty Lane
Waltham, Massachusetts 02451	Hampton, New Hampshire 03842
(781) 622-1000	(603) 926-5911
Attn: Investor Relations	Attn: Investor Relations

Or	Or

D.F. King & Co., Inc.	MacKenzie Partners, Inc.	Innisfree M&A Incorporated
48 Wall Street	105 Madison Avenue	501 Madison Avenue
New York, New York 10005	New York, New York 10016	New York, NY 10022
(800) 848-3416	(800) 322-2885	(888) 750-5835
      Investors may also consult Thermo’s or Fisher’s website for more information concerning the merger described in this document. Thermo’s website is www.thermo.com. Fisher’s website is www.fisherscientific.com. Information included on either website is not incorporated by reference into this document.
      If you would like to request any documents, please do so by August 23, 2006 in order to receive them before the meetings.
      For more information, see “Where You Can Find More Information” beginning on page 89.
      You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated July 25, 2006. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Thermo stockholders or Fisher stockholders nor the issuance by Thermo of common stock in connection with the merger will create any implication to the contrary.
      This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Thermo has been provided by Thermo and information contained in this document regarding Fisher has been provided by Fisher.

i

QUESTIONS AND ANSWERS
      The following are some questions that you, as a stockholder of Thermo or Fisher, may have regarding the merger and the other matters being considered at the stockholders’ meetings and the answers to those questions. Thermo and Fisher urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the stockholders’ meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this document.

Q:	Why am I receiving this document?

A:	Thermo and Fisher have agreed to the combination of Fisher with Thermo under the terms of a merger agreement that is described in this document. A copy of the merger agreement is attached to this document as Annex A.

In order to complete the merger, Thermo stockholders must vote to approve the issuance of shares of Thermo common stock in connection with the merger and to approve an amendment to Thermo’s charter to, among other things, increase the number of shares of Thermo common stock authorized for issuance, and Fisher stockholders must vote to approve and adopt the merger agreement.

Thermo and Fisher will hold separate stockholders’ meetings to obtain these approvals. This document contains important information about the merger and the meetings of the respective stockholders of Thermo and Fisher, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective stockholders’ meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the stockholders’ meetings be held?

A:	The Thermo special meeting will be held at, Thermo’s principal executive offices at 81 Wyman Street, Waltham, Massachusetts 02451 on August 30, 2006 at 10:00 a.m., local time. The Fisher special meeting will be held at the Sheraton Dover Hotel, 1570 North DuPont Highway, Dover, Delaware, on August 30, 2006 at 10:00 a.m., local time.

Q:	How do I vote?

A:	If you are a stockholder of record of Thermo as of the record date for the Thermo special meeting or a stockholder of record of Fisher as of the record date for the Fisher special meeting, you may vote in person by attending your stockholders’ meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Thermo shares or Fisher shares in the name of a bank or broker, please follow the voting instructions provided by your bank or broker to ensure that your shares are represented at your stockholders’ meeting.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you are a Thermo stockholder and fail to vote or vote to abstain:

•	it will have the same effect as a vote against the Thermo charter amendment proposal, which is necessary to complete the merger; and

•	it will have no effect on the proposal to approve the issuance of shares of Thermo common stock in the merger, assuming a quorum is present.

If you are a Fisher stockholder and fail to vote or vote to abstain:

•	it will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:	If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Thermo or Fisher or by voting in person at your stockholders’ meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Thermo or Fisher common stock on behalf of their customers may not give a proxy to Thermo or Fisher to vote those shares without specific instructions from their customers.

If you are a Thermo stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the Thermo charter amendment proposal, which will have the same effect as a vote against the Thermo charter amendment proposal; and

•	your broker may not vote your shares on the proposal to approve the issuance of shares of Thermo common stock in the merger, which will have no effect on the vote on this proposal, assuming a quorum is present.

If you are a Fisher stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares, which will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Q:	What will happen if you return your proxy card without indicating how to vote?

A:	If you return your proxy card without indicating how to vote on any particular proposal, the Thermo or Fisher common stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your stockholders’ meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend your stockholders’ meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Thermo or Fisher, as appropriate, no later than the beginning of the applicable stockholders’ meeting. If your shares are held in street name by your bank or broker, you should contact your broker to change your vote.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this document, including its annexes.

In order for your shares to be represented at your stockholders’ meeting:

•	you can attend your stockholders’ meeting in person;

v

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card; or

•	you can indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope.

Q:	Should I send in my Fisher stock certificates now?

A:	No. Fisher stockholders should not send in any stock certificates now. After the merger is completed, Thermo’s exchange agent will send former Fisher stockholders a letter of transmittal explaining what they must do to exchange their Fisher stock certificates for the merger consideration payable to them.

If you are a Thermo stockholder, you are not required to take any action with respect to your Thermo stock certificates.

Q:	Who can help answer my questions?

A:	Thermo or Fisher stockholders who have questions about the merger or the other matters to be voted on at the stockholders’ meetings or desire additional copies of this document or additional proxy cards should contact:

if you are a Thermo stockholder:		if you are a Fisher stockholder:

D.F. King & Co., Inc.	MacKenzie Partners, Inc.	Innisfree M&A Incorporated
48 Wall Street	105 Madison Avenue	501 Madison Avenue
New York, New York 10005	New York, New York 10016	New York, NY 10022
(800) 848–3416	(800) 322–2885	(888) 750–5835

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all the information that is important to you. Thermo and Fisher urge you to read carefully the remainder of this document, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the applicable stockholders’ meeting. See also the section entitled “Where You Can Find More Information” beginning on page 89. We have included page references to direct you to a more complete description of the topics presented in this summary.
The Merger and the Merger Agreement
The Merger (See page 17)

A copy of the merger agreement is attached as Annex A to this document. Thermo and Fisher encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.
Form of Merger (See page 17)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Trumpet Merger Corporation, a direct, wholly-owned subsidiary of Thermo formed for the purposes of the merger, will be merged with and into Fisher. Fisher will survive the merger as a direct, wholly-owned subsidiary of Thermo. After the merger, Thermo will be called “Thermo Fisher Scientific Inc.,” referred to in this document as the combined company.
Consideration to be Received in the Merger; Treatment of Stock Options (See page 17)

Fisher stockholders will receive 2.0 shares of Thermo common stock for each share of Fisher common stock they hold. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Fisher or Thermo. Because of this, the implied value of the consideration to Fisher stockholders will fluctuate between now and the completion of the merger. Based on the closing price of Thermo common stock on the New York Stock Exchange, or NYSE, on May 5, 2006, the last trading day before public announcement of the merger, the 2.0 exchange ratio represented approximately $78.90 in value for each share of Fisher common stock. Based on the closing price of Thermo common stock on the NYSE on July 24, 2006, the latest practicable date before the date of this document, the 2.0 exchange ratio represented approximately $70.44 in value for each share of Fisher common stock.
Material U.S. Federal Income Tax Consequences of the Merger (See page 47)

The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Assuming the merger qualifies as such a reorganization, for U.S. federal income tax purposes, holders of Fisher common stock whose shares of Fisher common stock are exchanged in the merger for shares of Thermo common stock will not recognize gain or loss. It is a condition to the completion of the merger that Thermo and Fisher receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Thermo nor Fisher intends to waive this closing condition. In the event that either Thermo or Fisher waives receipt of such opinion from its counsel, however, Thermo and Fisher will resolicit the approval of its stockholders after providing appropriate disclosure.

Tax matters are very complicated and the tax consequences of the merger to each Fisher stockholder will depend on such stockholder’s particular facts and circumstances. Fisher stockholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger.

Recommendations of the Boards of Directors
Thermo (See page 22)

After careful consideration, the Thermo board of directors, on May 7, 2006, unanimously approved the merger agreement. For the factors considered by the Thermo board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger — Thermo’s Reasons for the Merger; Recommendation of the Stock Issuance and Thermo Charter Amendment Proposals by the Thermo Board of Directors” beginning on page 22. The Thermo board of directors unanimously recommends that the Thermo stockholders vote “FOR” the proposal to approve the issuance of Thermo common stock in the merger and “FOR” the Thermo charter amendment proposal at the Thermo special meeting.
Fisher (See page 23)
      After careful consideration, the Fisher board of directors, on May 7, 2006, unanimously approved and adopted the merger agreement. For the factors considered by the Fisher board of directors in reaching its decision to approve and adopt the merger agreement, see the section entitled “The Merger — Fisher’s Reasons for the Merger; Recommendation of the Merger by the Fisher Board of Directors” beginning on page 23. The Fisher board of directors unanimously recommends that the Fisher stockholders vote “FOR” the proposal to approve and adopt the merger agreement at the Fisher special meeting.
Opinions of Financial Advisors
Thermo (See page 26)
      Thermo’s financial advisor, Lehman Brothers Inc., delivered its opinion to the Thermo board of directors that, as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, the exchange ratio to be paid by Thermo in the merger was fair from a financial point of view to Thermo.
      The full text of the written opinion of Lehman Brothers, dated May 7, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, is attached as Annex B. Lehman Brothers provided its opinion for the information and assistance of the Thermo board of directors in connection with its consideration of the merger. The Lehman Brothers opinion is not a recommendation as to how any holder of Thermo common stock or Fisher common stock should vote on, or take any action with respect to, the merger.
Fisher (See page 33)
      Fisher’s financial advisors, Goldman, Sachs & Co., which is referred to as Goldman Sachs, and Lazard Frères & Co. LLC, which is referred to as Lazard, each delivered its respective opinion to the Fisher board of directors that, as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Fisher common stock.
      The full text of the written opinions of Goldman Sachs and Lazard, each dated May 7, 2006, which both set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with their opinions, are attached as Annex C and Annex D, respectively. Goldman Sachs and Lazard provided their opinions for the information and assistance of the Fisher board of directors in connection with its consideration of the merger. The Goldman Sachs and Lazard opinions are not recommendations as to how any holder of Fisher common stock or Thermo common stock should vote on, or take any action with respect to, the merger.
Financial Interests of Directors and Officers in the Merger (See page 42)
      Some of the members of Thermo’s and Fisher’s management and the non-employee directors of their boards of directors have interests in the merger that are in addition to, or different from, the interests of

Thermo and Fisher stockholders generally. The executive officers of Thermo and Fisher have existing agreements with Thermo or Fisher, as applicable, that provide for severance benefits in connection with termination of employment following a change in control of Thermo or Fisher. Some of Thermo’s and Fisher’s compensation and benefits plans provide for payment or accelerated vesting or distribution of the rights or benefits thereunder upon a change in control of Thermo or Fisher, as applicable.
      The Thermo and Fisher boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.
Directors and Management Following the Merger (See page 46)
      Following the merger, the board of directors of the combined company will consist of eight directors. The board will be comprised of Marijn E. Dekkers, Jim P. Manzi, Peter Manning, Michael E. Porter, Elaine S. Ullian and Paul M. Meister and two additional independent directors to be designated by Fisher.
      Following the merger, Mr. Dekkers will serve as President and Chief Executive Officer and Mr. Meister will serve as non-executive Chairman of the board of directors, of the combined company.
Regulatory Approvals Required for the Merger (See page 49)
      Thermo and Fisher have each agreed to use our reasonable best efforts in order to obtain all regulatory approvals required in order to consummate the merger. These approvals include antitrust filings with the U.S. Department of Justice and the U.S. Federal Trade Commission and expiration or termination of the required waiting periods, as well as the approval of the European Commission. We also expect to file notices with antitrust and competition authorities in other jurisdictions. Although we do not expect regulatory authorities to raise any significant objections in connection with their review of the merger, we cannot assure you that we will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.
Expected Timing of the Merger (See page 52)
      We currently expect to complete the merger in the fourth quarter of 2006, subject to receipt of required stockholder and regulatory approvals.
Conditions to Completion of the Merger (See page 52)
      The obligations of Fisher and Thermo to complete the merger are subject to the satisfaction of the following conditions:

•	the adoption of the merger agreement by Fisher stockholders;

•	the approval of the issuance of Thermo common stock in the merger and the Thermo charter amendment proposal by Thermo stockholders;

•	the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, all required notifications and filings under Council Regulation (EC) 139/2004 of the European Community, which we refer to as the ECMR;

•	the receipt of other requisite regulatory approvals, unless failure to obtain them would not, individually or in the aggregate, have a material adverse effect on Fisher and its subsidiaries, taken as a whole, or Thermo and its subsidiaries, taken as a whole (after giving effect to the merger);

•	no judgment or other legal prohibition of any court or other governmental entity shall be in effect that prohibits the completion of the merger;

•	the Securities and Exchange Commission, which we refer to as the SEC, having declared effective the registration statement of which this document forms a part; and

•	the authorization for listing by the NYSE of the Thermo common stock issuable to Fisher stockholders in the merger.
      In addition, each of Fisher’s and Thermo’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct, subject to the material adverse effect standard provided in the merger agreement;

•	the other party having performed or complied with, in all material respects, all obligations required to be performed or complied with by it under the merger agreement;

•	the other party and its respective subsidiaries, taken as a whole, not having suffered any material adverse effect, as defined in the merger agreement;

•	the receipt of an officer’s certificate executed by each of the other party’s Chief Executive Officer and Chief Financial Officer stating that the three preceding conditions have been satisfied; and

•	the receipt of an opinion of that party’s counsel to the effect that the merger will qualify as a “reorganization” under the Code.
Termination of the Merger Agreement (See page 53)
      Thermo and Fisher can jointly agree to terminate the merger agreement at any given time. Either company may also terminate the merger agreement if the merger is not completed by May 7, 2007 or under other circumstances described in this document. See the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 53 for a discussion of each of Thermo’s and Fisher’s rights to terminate the merger agreement.
Expenses and Termination Fees (See page 54)
      Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this document. See the section entitled “The Merger Agreement — Termination Fee” beginning on page 54 for a complete discussion of the circumstances under which termination fees will be required to be paid.
Accounting Treatment (See page 48)
      Thermo prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which is referred to as GAAP. The merger will be accounted for using the purchase method of accounting. As discussed under “Accounting Treatment” on page 48, based upon the terms of the exchange and other factors, such as the composition of the combined company’s board and senior management, Thermo is considered to be the acquirer of Fisher for accounting purposes. This means that Thermo will allocate the purchase price to the fair value of Fisher’s assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at least annually.
Appraisal Rights (See page 51)
      Under Delaware law, the holders of Fisher common stock are not entitled to appraisal rights in connection with the merger.

The Special Meetings
The Thermo Special Meeting (See page 70)
      The Thermo special meeting will be held at Thermo’s principal executive offices at 81 Wyman Street, Waltham, Massachusetts 02451, at 10:00 a.m., local time, on August 30, 2006. At the Thermo special meeting, Thermo stockholders will be asked to:

•	approve the issuance of Thermo common stock in the merger;

•	approve the Thermo charter amendment proposal, which will, effective upon the completion of the merger, increase the authorized number of shares of Thermo common stock from 350,000,000 to 1.2 billion and change the name of Thermo to Thermo Fisher Scientific Inc.;

•	vote upon an adjournment of the Thermo special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for each of the foregoing proposals; and

•	transact any other business that may properly be brought before the Thermo special meeting or any adjournments or postponements thereof.
      You may vote at the Thermo special meeting if you owned shares of Thermo common stock at the close of business on July 24, 2006. On that date there were 157,567,431 shares of Thermo common stock outstanding, less than 1% of which were owned and entitled to be voted by Thermo directors and executive officers and their affiliates. We currently expect that Thermo’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.
      You can cast one vote for each share of Thermo common stock you own. The proposals require different percentages of votes in order to approve them:

•	The issuance of Thermo common stock to Fisher stockholders requires approval by an affirmative vote of holders of a majority of the Thermo common stock present or represented and entitled to vote on the proposal.

•	The Thermo charter amendment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Thermo common stock entitled to vote on the proposal.

•	Approval of the proposal to adjourn the Thermo special meeting, if necessary, for the purpose of soliciting additional proxies requires that the votes cast favoring the proposal exceed the votes cast opposing the proposal.
The Fisher Special Meeting (See page 73)
      The Fisher special meeting will be held at the Sheraton Dover Hotel, 1570 North DuPont Highway, Dover, Delaware, at 10:00 a.m., local time, on August 30, 2006. At the Fisher special meeting, Fisher stockholders will be asked to:

•	approve and adopt the merger agreement;

•	vote upon an adjournment of the Fisher special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposal; and

•	transact any other business that may properly be brought before the Fisher special meeting or any adjournments or postponements thereof.
      You may vote at the Fisher special meeting if you owned shares of Fisher common stock at the close of business on July 24, 2006. On that date there were 124,418,449 shares of Fisher common stock outstanding, approximately 1.5% of which were owned and entitled to be voted by Fisher directors and executive officers and their affiliates. We currently expect that Fisher’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

      You can cast one vote for each share of Fisher common stock you own. The proposals require different percentages of votes in order to approve them:

•	Approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Fisher common stock entitled to vote on the proposal.

•	Approval of the proposal to adjourn the Fisher special meeting, if necessary, for the purpose of soliciting additional proxies requires that the votes cast favoring the proposal exceed the votes cast opposing the proposal.
The Companies
Thermo (See page 61)

Thermo Electron Corporation 81 Wyman Street Waltham, Massachusetts 02451 Telephone: (781) 622-1000
      Thermo Electron Corporation is a world-wide provider of analytical instruments that enable customers to make the world a healthier, cleaner and safer place. Thermo provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories, as well as for use in a variety of manufacturing processes and in-the-field applications including those associated with safety and homeland security.
      Thermo, a Delaware corporation, was founded in 1956 by Dr. George N. Hatsopoulos in Massachusetts. The company completed its initial public offering in 1967 and was listed on the NYSE in 1980.
Fisher (See page 61)

Fisher Scientific International Inc. One Liberty Lane Hampton, New Hampshire 03842 Telephone: (603) 926-5911
      Fisher Scientific International Inc. is a leading manufacturer and supplier of products and services principally to the scientific-research and clinical laboratory markets. Fisher serves pharmaceutical and biotechnology companies; colleges and universities; medical-research institutions; hospitals; reference, quality-control, process-control and research and development labs in various industries; as well as government agencies. From biochemicals, cell-culture media and proprietary RNAi technology to rapid-diagnostic tests, safety products and other consumable supplies, Fisher offers an array of products and services. This broad offering, combined with Fisher’s global supply chain and sales and marketing capabilities, helps make Fisher’s customers more efficient and effective.
      Fisher was founded in 1902 by Chester G. Fisher in Pittsburgh, Pennsylvania. In 1991 Fisher was incorporated as a Delaware corporation and became a public company whose shares are listed on the NYSE. Fisher is a Fortune 500 company and a component of the S&P 500, Russell 1000 and MSCI World indices.
Recent Developments

Thermo Stock Repurchases
      Starting in mid-May 2006, Thermo, pursuant to its existing $300 million board authorized stock repurchase program, commenced repurchasing shares of its common stock in open market transactions. These purchases ended on June 16, 2006.

Selected Historical Financial Data of Thermo
      The following tables set forth selected historical financial data of Thermo. The selected statement of operations data for the fiscal years 2005, 2004, and 2003 and the selected balance sheet data as of December 31, 2005 and December 31, 2004 are derived from Thermo’s audited consolidated financial statements incorporated by reference into this document. The selected statement of operations data for fiscal years 2002 and 2001 and the selected balance sheet data as of December 31, 2003, December 28, 2002 and December 29, 2001 are derived from Thermo’s consolidated financial statements not included or incorporated by reference into this document. The selected statement of operations data for the three months ended April 1, 2006 and April 2, 2005 and the selected balance sheet data as of April 1, 2006 have been derived from Thermo’s unaudited consolidated financial statements incorporated by reference into this document. The interim consolidated financial data, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of Thermo’s financial position and results of operations at the dates and for the periods indicated. The results of operations for the three months ended April 1, 2006 may not be indicative of the results to be expected for the year ending December 31, 2006 or any other interim period.
      Thermo’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.
      The selected consolidated financial data should be read together with Thermo’s consolidated financial statements and the related notes to those financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Thermo’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended April 1, 2006, which have been filed with the SEC and are incorporated by reference into this document.

	Three Months Ended		Fiscal Year Ended

	April 1,	April 2,	December 31,	December 31,	December 31,	December 28,	December 29,
	2006(a)	2005(b)	2005(c)	2004(d)	2003(e)	2002(f)	2001(g)

	(In millions, except per share amounts)
Statement of Operations Data
Revenues	$684.3	$559.2	$2,633.0	$2,206.0	$1,899.4	$1,849.4	$1,916.2
Operating Income	67.8	59.7	263.5	237.5	187.4	169.9	82.4
Income from Continuing Operations	43.6	45.6	198.3	218.4	175.2	203.4	76.0
Net Income (Loss)	46.9	48.9	223.2	361.8	200.0	309.7	(0.8)
Earnings per Share from Continuing Operations:
Basic	.27	.28	1.23	1.34	1.08	1.21	.42
Diluted	.26	.28	1.21	1.31	1.05	1.17	.41
Earnings (Loss) per Share:
Basic	.29	.30	1.38	2.22	1.23	1.84	—
Diluted	.28	.30	1.36	2.17	1.20	1.73	—
Balance Sheet Data (at end of period)
Working Capital	$660.6		$562.2	$890.9	$710.5	$667.8	$823.2
Total Assets	4,240.7		4,251.6	3,576.7	3,389.3	3,651.5	3,825.1
Long-term Debt	469.2		468.6	226.1	229.5	451.3	727.5
Shareholders’ Equity	2,874.0		2,793.3	2,665.6	2,381.7	2,030.3	1,908.1

      Through 2002, Thermo had a fiscal year end ending the Saturday nearest December 31. In 2003, Thermo changed its year end to December 31. The consolidated financial statements for fiscal year 2001 were audited by Arthur Andersen LLP, which has ceased operations. The results of Spectra-Physics, Inc., Thermo’s optical technologies segment, which was sold in July 2004, have been reclassified to discontinued operations for all years presented.

(a)	Reflects $5.3 million of pre-tax stock option compensation expense following the adoption of SFAS No. 123R, a $3.6 million pre-tax charge for restructuring and other costs and after-tax income of $3.3 million related to Thermo’s discontinued operations.

(b)	Reflects $0.3 million pre-tax income for restructuring and other income, net and after-tax income of $3.3 million related to Thermo’s discontinued operations.

(c)	Reflects a $30.3 million pre-tax charge for restructuring and other costs; $27.6 million of pre-tax net gains from the sale of shares of Thoratec Corporation and Newport Corporation; and after-tax income of $24.9 million related to Thermo’s discontinued operations. Also reflects use of cash and debt for acquisitions, principally the Kendro Laboratory Products business.

(d)	Reflects a $19.2 million pre-tax charge for restructuring and other costs; $9.6 million of pre-tax gains from the sale of shares of Thoratec; $33.8 million of tax benefits recorded on completion of tax audits; after-tax income of $143.5 million related to Thermo’s discontinued operations; and the repurchase of $231.5 million of Thermo’s common stock.

(e)	Reflects a $45.3 million pre-tax charge for restructuring and other costs; $16.3 million of pre-tax gains from the sale of shares of Thoratec; $13.7 million of pre-tax gains from the sale of shares of FLIR Systems, Inc.; after-tax income of $24.8 million related to Thermo’s discontinued operations; and the repurchase and redemption of $356.9 million of Thermo’s debt and equity securities.

(f)	Reflects a $46.2 million pre-tax charge for restructuring and other costs; $111.4 million of pre-tax gains from the sale of shares of FLIR; after-tax income of $106.3 million related to Thermo’s discontinued operations; the repurchase and redemption of $924.9 million of Thermo’s debt and equity securities; and the reclassification of Thermo’s $71.9 million principal amount 4 3/8 % subordinated convertible debentures from long-term obligations to current liabilities as a result of Thermo’s decision to redeem them in April 2003. Also reflects the adoption of SFAS No. 142, under which amortization of goodwill ceased.

(g)	Reflects a $107.4 million pre-tax charge for restructuring and other costs; $38.3 million of goodwill amortization expense; $35.1 million of pre-tax gains from the sale of shares of FLIR; an after-tax loss of $75.8 million related to Thermo’s discontinued operations; and a $1.0 million after-tax charge reflecting the cumulative effect of a change in accounting principle for the adoption of SFAS No. 133.

Selected Historical Financial Data of Fisher
      The following selected consolidated financial information of Fisher as of and for the five-year period ended December 31, 2005 is derived from either (i) the audited consolidated financial statements or (ii) the selected financial data included in Fisher’s Current Report on Form 8-K filed on May 11, 2006 to reflect the account balances and activities of the laboratory workstations business as discontinued operations. The selected consolidated financial information as of March 31, 2006 and for the three-month periods ended March 31, 2006 and March 31, 2005 is derived from the unaudited consolidated financial statements included in Fisher’s quarterly report on Form 10-Q for the period ended March 31, 2006, and in the opinion of Fisher’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year or any other interim period. The selected historical financial data is only a summary, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in the Fisher Current Report on Form 8-K filed on May 11, 2006, and the quarterly report on Form 10-Q for the quarter ended March 31, 2006, all of which have been filed with the SEC and are incorporated by reference into this document.
      Fisher’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(In millions, except per share amounts)
Statement of Operations Data:
Net sales	$1,412.4	$1,306.8	$5,386.3	$4,458.8	$3,356.6	$3,052.2	$2,709.2
Operating income(a)	172.3	135.7	660.3	332.1	244.7	232.3	127.2
Income from continuing operations before cumulative effect of accounting change	106.2	76.0	374.2	193.6	68.8	88.4	14.0
Income (loss) from discontinued operations(b)	(3.0)	1.0	14.9	(27.2)	9.6	(19.5)	2.4
Net income(c)	103.2	77.0	389.1	166.4	78.4	50.6	16.4
Per Share Data:
Income from continuing operations:
Basic	$0.85	$0.63	$3.08	$2.25	$1.21	$1.62	$0.28
Diluted	0.81	0.60	2.93	2.10	1.13	1.53	0.26
Income (loss) from discontinued operations(b):
Basic	$(0.02)	$0.01	$0.12	$(0.32)	$0.17	$(0.36)	$0.05
Diluted	(0.02)	0.01	0.12	(0.30)	0.16	(0.34)	0.05
Cumulative effect of accounting changes:
Basic	$—	$—	$—	$—	$—	$(0.33)	$—
Diluted	—	—	—	—	—	(0.32)	—
Net income(c):
Basic	$0.83	$0.64	$3.20	$1.93	$1.38	$0.93	$0.33
Diluted	0.79	0.61	3.05	1.80	1.29	0.87	0.31
Weighted average common shares outstanding:
Basic	123.8	119.6	121.5	86.2	56.9	54.5	49.4
Diluted	130.6	126.0	127.5	92.2	60.6	57.9	53.0
Balance Sheet Data (at end of period):
Working capital(d)	$1,095.3		$967.9	$714.1	$353.3	$162.9	$118.3
Total assets	8,583.8		8,445.7	8,109.1	2,862.9	1,887.6	1,856.1
Long-term debt	2,127.5		2,135.4	2,309.2	1,386.1	921.8	956.1

(a)	For the three-month period ended March 31, 2006, operating income includes the step up amortization of inventory to the acquired fair value related to the Company’s acquisitions of $0.2 million ($0.1 million, net of tax), restructuring charges of $0.4 million ($0.3 million, net of tax), equity-based compensation expense resulting from the Company’s adoption of FAS 123R in the first quarter of 2006 of $14.3 million ($9.2 million, net of tax), and acquisition, integration and other costs of $0.9 million ($0.5 million, net of tax). For the three-month period ended March 31, 2005, operating income includes the step up amortization charges of the fair value of inventory from the Apogent Technologies Inc. transaction of $17.1 million ($11.0 million, net of tax), restructuring charges of $8.3 million ($5.5 million, net of tax), asset impairment charges of $0.5 million ($0.3 million, net of tax), and acquisition and integration cost of $10.6 million ($7.0 million, net of tax). In 2005, operating income includes the step up amortization of inventory to the acquired fair value related to the Company’s acquisition of Apogent in the amount of $20.7 million ($13.3 million, net of tax), the integration costs of $23.6 million ($16.1 million, net of tax), restructuring charges of $22.4 million ($14.9 million, net of tax) and long-lived asset impairment and related charges of $8.6 million ($5.5 million, net of tax). In 2004, operating income includes the step up charges of the fair value of inventory from the Apogent, Oxoid Group Holdings Ltd., Dharmacon Inc., and Perbio Science AB transactions of $82.9 million ($53.0 million, net of tax), integration costs of $24.6 million ($16.3 million, net of tax), restructuring charges of $7.7 million ($5.1 million, net of tax), a charitable contribution of $6.0 million ($3.8 million, net of tax), and impairment charges for goodwill and other long-lived assets of $14.6 million ($10.3 million, net of tax). Operating income also includes the step up charges of the fair value of inventory from the Perbio acquisition of $17.4 million ($11.0 million, net of tax) in 2003, restructuring credits relating to a reduction in estimated severance costs of $2.2 million ($1.4 million, net of tax) in 2002, and the restructuring and other charges of $60.7 million ($38.2 million, net of tax) in 2001.

(b)	Income from discontinued operations includes the activities of Atos Medical Holding AB, which was sold on April 5, 2005, as well as the results of the laboratory workstations business, which has met the criteria for discontinued operations presentation as of March 2006. For the three-month period ended March 31, 2006, loss from discontinued operations was $4.7 million ($3.0 million, net of tax). For the three-month period ended March 31, 2005, income from discontinued operations was $1.2 million ($1.0 million, net of tax). In 2005, income from discontinued operations comprised a gain on the disposal of $25.4 million ($17.0 million, net of tax) and loss on discontinued operations of $2.0 million ($2.1 million, net of tax). In 2004, loss from discontinued operations was $45.1 million ($27.2 million, net of tax). In 2003, income from discontinued operations was $14.2 million ($9.6 million, net of tax). In 2002, income from discontinued operations was $13.1 million ($8.3 million, net of tax). In 2001, income from discontinued operations was $3.9 million ($2.4 million, net of tax). Atos was acquired in September 2003 in connection with the Company’s acquisition of Perbio Science.

(c)	For the three-month period ended March 31, 2006, net income includes the charges described in (a) above, (b) above and impairment of an investment of $2.0 million ($1.3 million, net of tax). For the three-month period ended March 31, 2005, net income includes the charges described in (a) above, (b) above and other income of $0.5 million. In 2005, net income includes the charges described in (a) above, (b) above and debt refinancing and other related charges of $71.3 million ($45.6 million, net of tax), the gain on sale of investment of $3.3 million ($2.1 million, net of tax), other income of $0.5 million, the gain on the termination of the interest rate swaps of $5.3 million ($3.4 million, net of tax) and a tax provision credit related to finalizing certain domestic tax audits and negotiations of $6.8 million. In 2004, net income includes the charges described in (a) above, (b) above and debt refinancing charges of $14.4 million ($9.0 million, net of tax), the gain on sale of investment of $22.7 million ($21.5 million, net of tax), the charge for the termination of a foreign currency contract of $2.2 million ($1.4 million, net of tax), and a tax provision credit related to finalizing certain domestic and foreign tax audits and negotiations of $10.9 million. Net income in 2003 includes the charges described in (a) above, (b) above and charges for call premiums of $43.8 million ($27.6 million, net of tax), the write-off of deferred financing fees of $22.1 million ($13.9 million, net of tax), and the purchase of options to hedge foreign currency exposure of $15.7 million ($9.9 million, net of tax) and charges for bridge financing fees for $2.8 million ($1.8 million, net of tax), each related to the Perbio acquisition. Net income in 2002 includes the amounts described in (a) above and includes a charge of $11.2 million ($7.1 million, net of tax) consisting of fixed-swap unwind costs of $7.1 million and the write-off of deferred financing and other costs associated with the refinancing of our term debt of $4.1 million.

(d)	Working capital excludes the accounts of the laboratory workstations business and Atos Medical Holding AB.

Summary Unaudited Pro Forma Condensed Combined Financial Statements
      The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of Fisher will be recorded, as of completion of the merger, at their respective fair values and added to those of Thermo. For a more detailed description of purchase accounting see “Accounting Treatment” on page 48.
      The summary unaudited pro forma condensed combined financial information presented below reflects the purchase method of accounting and is for illustrative purposes only. The summary pro forma condensed combined information may have been different had the companies actually combined. The summary pro forma condensed combined financial information does not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger, nor does it reflect the effects of any financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the merger. You should not rely on the summary pro forma condensed combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The following pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes presented elsewhere in this document.

	Three Months Ended	Year Ended
	April 1, 2006	December 31, 2005

	(In millions, except per share amounts)
Statement of Operations Data
Revenues	$2,065.9	$8,026.3
Operating Income	95.0	323.9
Income from Continuing Operations	55.8	175.7
Earnings per Share from Continuing Operations:
Basic	0.14	0.43
Diluted	0.13	0.42

April 1, 2006

Balance Sheet Data
Working Capital	$1,794.5
Total Assets	20,098.7
Long-term Debt	2,622.5
Shareholders’ Equity	13,334.2

Equivalent and Comparative Per Share Information
      We present below per common share data regarding the income and book value of Thermo and Fisher on both historical and unaudited pro forma condensed combined bases and on a per share equivalent unaudited pro forma condensed combined basis for Fisher. We have derived the unaudited pro forma condensed combined per share information from the unaudited pro forma condensed combined financial statements presented elsewhere in this document. You should read the information below in conjunction with the financial statements and accompanying notes of Thermo and Fisher that are incorporated by reference into this document and with the unaudited pro forma condensed combined information included under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Three Months Ended	Year Ended
Thermo	April 1, 2006	December 31, 2005

Basic earnings per common share
Historical	$0.27	$1.23
Pro forma	0.14	0.43
Diluted earnings per common share
Historical	0.26	1.21
Pro forma	0.13	0.42
Dividends declared on common stock
Historical	—	—
Pro forma	—	—
Book value per common share
Historical	17.58	17.19
Pro forma	32.10

	Three Months Ended	Year Ended
Fisher	March 31, 2006	December 31, 2005

Basic earnings per common share
Historical	$0.85	$3.08
Equivalent pro forma	0.27	0.87
Diluted earnings per common share
Historical	0.81	2.93
Equivalent pro forma	0.26	0.84
Dividends declared on common stock
Historical	—	—
Equivalent pro forma	—	—
Book value per common share
Historical	36.09	34.88
Equivalent pro forma	64.21

RISK FACTORS
      In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption and approval of the merger agreement, in the case of Fisher stockholders, or for the issuance of shares of Thermo common stock in the merger and the Thermo charter amendments, in the case of Thermo stockholders. In addition, you should read and consider the risks associated with each of the businesses of Thermo and Fisher because these risks will also affect the combined company. These risks can be found in Thermo’s Quarterly Report on Form 10-Q for the first quarter of 2006 and in the Fisher Current Report on Form 8-K filed on May 11, 2006, each of which are filed with the SEC and incorporated by reference into this document. You should also read and consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 89.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Thermo’s or Fisher’s stock price.
      Upon closing of the merger, each share of Fisher common stock will be converted into the right to receive 2.0 shares of Thermo common stock. This exchange ratio will not be adjusted for changes in the market price of either Thermo common stock or Fisher common stock. Changes in the price of Thermo common stock prior to the merger will affect the value that Fisher common stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	changes in our businesses, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approval of the merger;

•	interest rates, general market and economic conditions and other factors generally affecting the price of Thermo’s and Fisher’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Fisher and Thermo operate.
      The prices of Thermo common stock and Fisher common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this document and on the date of the respective stockholder meetings. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Thermo common stock during the period from May 5, 2006, the last trading day before public announcement of the merger, through July 24, 2006, the latest practicable date before the date of this document, the exchange ratio represented a value ranging from a high of $78.90 to a low of $68.00 for each share of Fisher common stock.
      Because the date that the merger is completed may be later than the date of the stockholder meetings, at the time of your stockholder meeting, you will not know the exact market value of the Thermo common stock that Fisher stockholders will receive upon completion of the merger. You should consider the following two risks:

•	If the price of Thermo common stock increases between the date the merger agreement was signed or the date of the Thermo special meeting and the effective time of the merger, Fisher stockholders will receive shares of Thermo common stock that have a market value that is greater than the market value of such shares when the merger agreement was signed, and Thermo will pay more for shares of Fisher common stock than the value calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the Thermo annual meeting. Therefore, Thermo stockholders cannot be sure of the value of the consideration that will be paid to Fisher stockholders upon completion of the merger.

•	If the price of Thermo common stock declines between the date the merger agreement was signed or the date of the Fisher special meeting and the effective time of the merger, including for any of the reasons described above, Fisher stockholders will receive less value for their shares upon completion of the merger than they would have received based on the value calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the Fisher special meeting. Therefore, Fisher stockholders cannot be sure of the market value of the Thermo common stock they will receive upon completion of the merger or the market value of Thermo common stock at any time after the completion of the merger.

The combined company may be unable to integrate successfully the businesses of Thermo and Fisher and realize the anticipated benefits of the merger.
      The merger involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating its business practices and operations. Potential difficulties the combined company may encounter in the integration process include the following:

•	if we are unable to successfully combine the businesses of Thermo and Fisher in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger, such anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from diverse corporate cultures while maintaining focus on providing consistent, high quality products and customer service;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention to the merger.
      In addition, Thermo and Fisher have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees or our ability to achieve the anticipated benefits of the merger, or could reduce our earnings or otherwise adversely affect the business and financial results of the combined company.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Fisher and Thermo.
      If the merger is not completed, the ongoing businesses of Fisher or Thermo may be adversely affected and Fisher and Thermo will be subject to several risks, including the following:

•	being required, under certain circumstances under the merger agreement, to pay a termination fee of $300 million, in the case of a payment by Fisher to Thermo, or $200 million, in the case of a payment by Thermo to Fisher;

•	having to pay certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees; and

•	the focus of management of each of the companies on the merger instead of on pursuing other opportunities that could be beneficial to the companies, in each case, without realizing any of the benefits of having the merger completed. If the merger is not completed, Fisher and Thermo cannot ensure their stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Fisher or Thermo.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This document and the documents incorporated by reference into this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of the management of each of Thermo, Fisher and the combined company, the merger and the markets for Thermo and Fisher common stock and other matters. Statements in this document and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, which is referred to as the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Thermo and Fisher, wherever they occur in this document or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Thermo and Fisher and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this document.
      Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this document, including in the section entitled “Risk Factors” beginning on page 13. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Thermo’s and Fisher’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006. These important factors include risks and uncertainties relating to:

•	the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule;

•	the risk that the businesses will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	competition and its effect on pricing, spending, third-party relationships and revenues;

•	the need to develop new products and adapt to significant technological change;

•	implementation of strategies for improving internal growth;

•	use and protection of intellectual property;

•	dependence on customers’ capital spending policies and government funding policies;

•	realization of potential future savings from new productivity initiatives;

•	dependence on customers that operate in cyclical industries;

•	general worldwide economic conditions and related uncertainties;

•	the effect of changes in governmental regulations;

•	exposure to product liability claims in excess of insurance coverage; and

•	the effect of exchange rate fluctuations on international operations.
      The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

THE MERGER
      The following is a discussion of the proposed merger and the merger agreement. This is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this document as Annex A and is incorporated by reference herein. Thermo and Fisher stockholders are urged to read this entire document, including the merger agreement, for a more complete understanding of the merger.
Effect of the Merger; Consideration to be Received in the Merger; Treatment of Stock Options and Other Equity-Based Awards
      Under the merger agreement, Trumpet Merger Corporation, a direct, wholly-owned subsidiary of Thermo, will merge with and into Fisher, with Fisher continuing as the surviving corporation. As a result of the merger, Fisher will become a direct, wholly-owned subsidiary of Thermo.
      At the effective time of the merger, each share of Fisher common stock issued and outstanding immediately prior to the effective time of the merger, excluding shares of Fisher common stock owned by Fisher, Thermo or Trumpet Merger Corporation, will be converted into the right to receive 2.0 shares of Thermo common stock.
      The Thermo charter amendment will, among other things, increase the number of shares of Thermo’s authorized common stock from 350,000,000 to 1.2 billion shares, and its approval is a condition to the completion of the merger. Without this increase, Thermo would be unable to complete the merger as it would not have sufficient unissued and unreserved shares to issue and reserve for issuance the shares of common stock required to be issued and reserved for issuance under the merger agreement, and which may be issuable following completion of the merger in connection with Fisher’s convertible debentures and under Thermo’s and Fisher’s equity plans. In determining that an increase in authorized common stock of the combined company to 1.2 billion authorized shares was appropriate, Thermo considered, in addition to the stock issuances described in the preceding sentence, the desire for flexibility to effect any stock splits in the future based on market conditions.
Background of the Merger
      Each of Thermo’s and Fisher’s board of directors has from time to time in recent years engaged with senior management in strategic reviews, and considered ways to enhance its company’s performance and prospects in light of the business and economic environment. For each company these reviews have included consideration of potential transactions with third parties that would further its strategic objectives, and the potential benefits and risks of those transactions. With respect to both Thermo and Fisher, these strategic reviews have on several occasions related to informal exploratory discussions regarding potential strategic transactions, including possible business combinations, with other companies in the life sciences/healthcare industry.
      Thermo and Fisher have for many years had a significant commercial relationship involving Fisher’s distribution of a substantial variety of Thermo products. As a result of this relationship, the companies and their senior managements have become well known to one another. Discussions between Thermo and Fisher’s senior managements in recent years have from time to time included informal discussions of the potential strategic advantages of a possible combination of the two companies, as well as other potential transactions and joint ventures. For example, during 2004 and 2005 Thermo and Fisher had periodic, preliminary discussions regarding potential transactions involving the purchase and sale of certain business units owned by the other, and in 2005 conducted preliminary due diligence with respect to one such proposed transaction. Also in 2005 the companies had preliminary discussions about forming a joint venture to partner in the pursuit of a significant acquisition transaction. Each of these discussions, however, remained exploratory and none led to any transaction.
      Beginning in mid-2005, representatives of senior management of Thermo and Fisher occasionally discussed in general terms their respective companies, the complementary aspects of their businesses and the potential benefits that a strategic business combination of Thermo and Fisher could provide, including cost and revenue related synergies and the related potential benefits to stockholders, customers and other important constituents of both companies. However, these discussions remained preliminary and ultimately were not pursued.
      Beginning in October 2005, representatives of Fisher senior management and representatives of senior management of another company in the healthcare industry, referred to as Company A, had intermittent informal discussions regarding a possible strategic business combination. In late January 2006, representatives of senior management of Company A and Fisher met to exchange views with respect to a possible strategic business combination. However, no commitment to explore a transaction resulted from the meeting.
      In early February 2006, representatives of senior management of Thermo and Fisher again discussed generally a possible combination of Thermo and Fisher.
      On March 1, 2006, at a meeting of the Fisher board of directors, senior management of Fisher updated the board as to its informal discussions with Company A. At such meeting a variety of differing views were expressed as to the potential merits and challenges posed by a business combination with Company A. The meeting of the Fisher board also included its review and discussion of other strategic alternatives potentially available to Fisher, including a discussion relating to the possibility of a transaction with Thermo.
      Also, in early March 2006, representatives of senior management of Fisher and of another company in the healthcare industry, referred to as Company B, discussed potential areas of business collaboration. These discussions did not relate to a potential business combination transaction.
      In mid-March 2006, representatives of senior management of Company A and Fisher had further discussions as to the potential strategic merits and terms of a business combination. Thereafter, until mid-April 2006, Fisher and Company A and their respective legal and financial advisors engaged in mutual due diligence and continued discussions regarding a possible business combination transaction.
      In early April 2006, representatives of senior management of Thermo and Fisher resumed their previous informal discussions as to a possible combination of Thermo and Fisher. Representatives of Fisher advised Thermo that Fisher was engaged in discussions with another party relating to a potential strategic combination. They agreed that both Thermo and Fisher had made significant progress in completing the respective business and acquisition strategies previously undertaken by each company and that it was appropriate in the current circumstances to give more consideration to whether a mutually agreeable transaction structure for a combination of Thermo and Fisher might be developed, and discussed generally the possible structure and terms of such a combination.
      In early April 2006, in connection with further discussions with Company B regarding potential areas of business collaboration, representatives of senior management of Company B indicated to representatives of Fisher that Company B would be interested in exploring a strategic business combination transaction with Fisher. In light of the discussions with Company A and developments in discussions with Thermo with respect to a possible business combination, representatives of Fisher senior management indicated to representatives of Company B senior management that if Company B had serious interest in a transaction it would have to make a compelling proposal to Fisher and be prepared to complete a transaction quickly. Thereafter, in early April 2006, representatives of Fisher and Company B met to discuss whether it was worthwhile exploring a strategic business combination, and whether Company B’s preliminary assumptions as to the nature and amount of synergies that might result from a combination were reasonable.
      At a meeting of the Fisher board of directors on April 11, 2006, representatives of senior management of Fisher reviewed the strategic alternatives potentially available to Fisher. Fisher’s financial advisors, Goldman Sachs and Lazard, discussed with the Fisher board financial information relating to each of Company A and Thermo. The board also discussed the potential strategic benefits and challenges posed by each of these alternatives, as well as the strategic direction and alternatives of Fisher generally. In addition, representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Fisher’s outside legal advisor, discussed fiduciary duties applicable to the Fisher board of directors in the context of the ongoing discussions. After discussion, the consensus of the Fisher board was that senior management should continue its mutual due diligence and discussions with Company A, but also conduct further discussions with Thermo because, among other factors, Thermo and its management were well known to Fisher and a combination with Thermo appeared to present potentially strong strategic benefits in light of Thermo’s complementary business and significant opportunities for synergies and future growth. The Fisher board also reached a consensus that senior management of Fisher should explore further whether a possible strategic combination with Company B merited serious consideration.
      At a meeting of the Thermo board of directors held on April 12, 2006, representatives of Thermo senior management discussed the conversations between senior management of Thermo and Fisher, and there was a strong consensus among the Thermo directors that pursuing a transaction would be an attractive strategic and financial transaction for Thermo. Following this meeting, Thermo retained Lehman Brothers as its outside financial advisor and Wachtell, Lipton, Rosen & Katz as its outside legal advisor to advise Thermo in connection with this potential transaction. Subsequently, on April 13, 2006, Fisher and Thermo entered into a confidentiality agreement, and thereafter commenced mutual financial due diligence.
      Throughout the remainder of the month of April, representatives of Thermo and Fisher met to discuss a potential business combination transaction and to conduct mutual financial, legal and other customary due diligence.
      During the course of discussions between Fisher and Company A in mid-April 2006, Fisher advised Company A that Fisher was exploring a potential strategic transaction with another company. Subsequently, representatives of Company A advised representatives of Fisher that in light of Fisher’s exploration of other strategic transactions, Company A no longer wished to proceed with discussions with Fisher.
      In addition, during the period from mid- to late-April 2006, representatives of Fisher senior management continued discussions with representatives of Company B senior management as to whether it was worthwhile exploring a strategic business combination between the two companies, including general discussion of possible synergies.
      On April 25, 2006, the board of directors of Fisher met together with Fisher senior management and outside legal and financial advisors. Senior management reported to the board that Company A had terminated discussions regarding a possible transaction, and updated the board on the status of discussions with Thermo. Representatives of Goldman Sachs and Lazard discussed with the board financial information with respect to a potential transaction with Thermo. The board discussed the potential strategic benefits of such a transaction with Thermo, including the complementary aspects of the businesses of the two companies, the anticipated synergies that could result, and the opportunity for creation of long-term shareholder value for stockholders of the combined company. In addition, senior management of Fisher updated the board as to the exploratory discussions between Company B and Fisher, and representatives of Goldman Sachs and Lazard discussed with the Fisher board certain financial information with respect to Company B. After discussion, including discussion of the strategic rationale and potential for long-term value creation for Fisher stockholders presented by the alternatives, it was the sense of the Fisher board that a transaction with Thermo appeared to present an attractive strategic opportunity and it instructed management and its advisors to pursue actively such a transaction. The Fisher board also instructed senior management to continue exploratory discussions with Company B and to continue to consider whether a potential combination represented an opportunity that merited further consideration.
      Thereafter representatives of senior management of Fisher and Thermo continued their discussions. In addition, following a meeting in late April 2006 with representatives of Fisher as to potential synergies, representatives of Company B outlined the general framework within which it proposed to discuss a business combination transaction with Fisher, which would be subject to completion of due diligence and confirmation of its assumptions with respect to synergies.
      On April 27, 2006, the board of directors of Thermo met, together with Thermo management and outside legal and financial advisors. Senior management reported on the background of discussions with Fisher, proposed governance arrangements for the combined company that would result from any potential transaction and certain strategic considerations relating to the potential transaction. Representatives from

Lehman Brothers discussed each of Thermo and Fisher and their positions within their respective industries and certain financial information with respect to the potential transaction. Following questions and discussions among the participants at the meeting, the Thermo board of directors authorized and directed Thermo’s senior management and outside legal and financial advisors to continue discussions with Fisher.
      On May 1, 2006, the board of directors of Fisher met together with Fisher’s senior management. Senior management updated the Fisher board with respect to the status of discussions with Thermo and Company B. The Fisher board directed senior management to continue discussions with Thermo with a view to presenting a fully developed transaction to the board for consideration on May 7, 2006. In addition, the Fisher board authorized Fisher senior management to continue exploratory discussions with Company B.
      On May 2, 2006, the board of directors of Thermo met, together with Thermo’s management and outside legal and financial advisors. Management updated for the Thermo board of directors the status of discussions with Fisher, and reported on Thermo’s due diligence investigations of Fisher. Representatives from Lehman Brothers reported on certain preliminary financial analyses with respect to the proposed transaction, and representatives from Wachtell, Lipton discussed fiduciary duties applicable to the Thermo board of directors in the context of the proposed transaction. Following questions and discussions among those in attendance, Thermo’s board of directors authorized Thermo management to continue negotiations with Fisher and work toward finalizing definitive documentation regarding the potential transaction, and determined that the board of directors would meet on Sunday, May 7, 2006, to consider the proposed transaction. Also, on May 2, 2006, Thermo’s board of directors engaged Rothschild Inc. to act as an additional financial advisor to the board of directors in connection with the proposed transaction.
      During the first week of May 2006, Fisher and Thermo and their outside counsel continued to work to finalize the terms of the merger agreement and the related transaction documents, while continuing to conduct mutual financial, legal and other customary due diligence.
      On the morning of May 7, 2006, representatives of senior management of Thermo and Fisher met together with their respective financial advisors to finalize the exchange ratio and certain other terms of the proposed transaction. In this discussion, the parties agreed that the exchange ratio would be 2.0 shares of Thermo common stock for each outstanding share of Fisher common stock. The parties also agreed on the governance structure for the combined company that would result from the proposed transaction, with the board of directors of the combined company to consist of 5 Thermo designees and 3 Fisher designees.
      Also on the morning of May 7, 2006, the Fisher board of directors met with senior management and their outside legal and financial advisors. Representatives of Fisher senior management updated the Fisher board on the status of discussions with Thermo, including the discussions with Thermo earlier that morning, and management’s consideration of a potential business combination with Company B. Senior management and Fisher’s financial and legal advisors then discussed with the Fisher board the rationale, opportunities, benefits, prospects and risks associated with a potential transaction with Thermo based on the terms outlined in the proposed merger agreement. Senior management and Fisher’s financial and legal advisors also reviewed with the board the rationale, opportunities, benefits, prospects and risks associated with a potential transaction with Company B. Senior management also discussed the potential timing and process involved with respect to pursuing a transaction with each of Thermo and Company B. Representatives of Goldman Sachs and Lazard made a financial presentation to the board regarding the potential transaction with Thermo based on the terms of the transaction discussed that morning. Representatives of Skadden, Arps then summarized the terms of the merger agreement with Thermo and related documents, including those areas that were still under discussion, and also discussed fiduciary duties of the Fisher board of directors under the circumstances.
      After extensive discussion, including consideration of the matters discussed under “— Fisher’s Reasons for the Merger; Recommendation of the Merger by the Fisher Board of Directors,” the Fisher board of directors unanimously determined to proceed with a transaction with Thermo. The Fisher board reached a consensus that the proposed transaction with Thermo presented an attractive opportunity for Fisher stockholders, in light of, among other factors, the strong strategic rationale for the combination of Fisher and Thermo, the significant familiarity of the companies with one another, the confidence of Fisher senior management in the skills of Thermo senior management, and the expected benefits to Fisher stockholders of owning stock of Thermo after a transaction. The Fisher board noted that a potential business combination transaction with Company B would not present as clear a strategic rationale as that present in the transaction with Thermo and remained subject to a number of significant uncertainties and contingencies. In addition, the board noted that a combination with Company B appeared to be significantly less attractive to Fisher and its stockholders than the transaction with Thermo and that even if Fisher continued negotiations with Company B, the transaction with Thermo would remain likely strategically and financially superior due to the highly complementary nature of the businesses and the related opportunities for synergies and potential for the creation of significant long-term value for Fisher stockholders. The board also discussed its concern that Thermo would terminate discussions if Fisher sought to delay execution of a definitive merger agreement to pursue further negotiations with Company B. The Fisher board of directors then instructed senior management and its legal advisors to finalize the terms of the merger agreement and related documentation with Thermo and instructed senior management to advise Company B that it intended to pursue a transaction with another party. Thereafter, the Fisher board of directors adjourned the meeting with a view to reconvening later in the day. Representatives of Fisher and its legal advisors then continued final negotiations with respect to a definitive merger agreement with representatives of Thermo and its legal advisors.
      Later in the day on May 7, 2006, the board of directors of Thermo met with senior management and their outside legal advisors and financial advisors. Management reviewed for the Thermo board of directors the background of discussions with Fisher and the progress of negotiations, and reported on Thermo’s due diligence investigations of Fisher. Lehman Brothers reviewed with the Thermo board of directors the structure and other indicated terms of the proposed transaction, and financial information regarding Fisher, Thermo and the transaction, as well as information regarding peer companies and comparable transactions. In connection with the deliberation by the Thermo board of directors, Lehman Brothers rendered to the Thermo board of directors its oral opinion (subsequently confirmed on May 7, 2006 in writing), as described under “— Opinion of Thermo’s Financial Advisor”, that, as of the date of its opinion, and subject to and based on the factors and assumptions set forth in its opinion, the exchange ratio to be paid by Thermo in the merger was fair, from a financial point of view, to Thermo.
      Representatives of Wachtell, Lipton discussed with the Thermo board of directors the legal standards applicable to its decisions and actions with respect to its evaluation of merger proposals, and reviewed the legal terms of the finalized merger proposal and the related agreements.
      Following these discussions, and review and discussion among the members of the Thermo board of directors, including consideration of the factors described under “— Thermo’s Reasons for the Merger; Recommendation of the Stock Issuance and Thermo Charter Amendment Proposals by the Thermo Board of Directors”, the Thermo board of directors unanimously determined that the transactions contemplated by the merger agreement, including the issuance of Thermo shares in connection with the merger and the Thermo charter amendment proposal, are advisable and in the best interests of Thermo and its stockholders, and the Thermo directors voted unanimously to approve the merger with Fisher and to approve and adopt the merger agreement.
      Late in the evening on May 7, 2006, the Fisher board of directors reconvened. Representatives of senior management of Fisher reported to the board that they had advised representatives of Company B that Fisher would likely be pursuing a business combination with another party and therefore would be terminating discussions with Company B. Management also updated the board with respect to discussions concerning certain terms of the merger agreement that had been finalized during the course of the day. Each of Goldman Sachs and Lazard rendered to the Fisher board of directors its oral opinion (subsequently confirmed on May 7, 2006 in writing), as described under “— Opinions of Fisher’s Financial Advisors”, that, as of the date of its opinion, and subject to and based on the qualifications and assumptions set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Fisher common stock.
      Following these discussions, and further review and discussion among the members of the Fisher board of directors, the Fisher board of directors unanimously determined that the transactions contemplated by the merger agreement and the merger are advisable and fair to and in the best interests of Fisher and its stockholders, and the Fisher directors voted unanimously to approve the merger and to approve and adopt the merger agreement.
      Thereafter the parties executed the merger agreement. The transaction was announced on the morning of May 8, 2006 in a press release issued jointly by Fisher and Thermo.
Thermo’s Reasons for the Merger; Recommendation of the Stock Issuance and Thermo Charter Amendment Proposals by the Thermo Board of Directors
      In reaching its decision to adopt and approve the merger agreement and recommend approval of the stock issuance and the Thermo charter amendment proposal to the Thermo stockholders, the Thermo board of directors consulted with Thermo’s management, as well as with its legal and financial advisors, and considered a number of factors, including the following factors which the Thermo board viewed as generally supporting its decision to approve the merger and the merger agreement and recommend the Thermo stockholders vote FOR approval of the issuance of Thermo common stock in connection with the merger and FOR the Thermo charter amendment proposal.
      Strategic Considerations. Thermo’s board believes the merger will provide a number of significant strategic opportunities, including the following:

•	Thermo’s board believes that the combined company’s significantly broader product and services offerings will position it to better service customers by providing a complete set of solutions, and to respond more effectively to a number of industry dynamics, including increased marketplace competition;

•	The significantly greater scale and scope of the combined company’s operations will better enable it to take advantage of growth opportunities, including in the areas of drug discovery, proteomics research, pharmacology services, molecular diagnostics, immunohistochemistry and environmental regulatory compliance;

•	Fisher’s strong product set and well-recognized brands, as well as its global manufacturing and sales presence, will enhance Thermo’s ability to access customers, including in growing markets such as China and India;

•	Fisher’s worldwide distribution and supply network will provide opportunities for increasing distribution efficiency, growing sales and introducing Thermo products to new markets;

•	Thermo expects the combined company to achieve at least $75 million in cost savings in 2007, and approximately $200 million of cost savings and revenue opportunities in three years, coming from, among other things, rationalizing manufacturing operations, leveraging combined purchasing power, consolidating administrative activities, and pursuing revenue enhancing opportunities, such as cross-selling, entering new markets and developing new solutions;

•	Thermo expects that the merger will result in a significant accretion to Thermo’s adjusted earnings per share; and

•	Thermo anticipates cash flow from operations will increase, to over $1 billion annually, as a result of the transaction contemplated by the merger agreement and result in increased financial flexibility which will enhance Thermo’s ability to pursue strategic growth opportunities.
      Other Factors Considered by the Thermo Board. In addition to considering the strategic and financial factors described above, the Thermo board considered the following additional factors, all of which it viewed as supporting its decision to approve the merger:

•	its knowledge of Thermo’s business, operations, financial condition, earnings and prospects and of Fisher’s business, operations, financial condition, earnings and prospects, taking into account the results of Thermo’s due diligence review of Fisher;

•	the current and prospective competitive climate in the industries in which Thermo and Fisher operate, including the potential for consolidation, and the alternatives reasonably available to Thermo if it did not pursue the merger;

•	the financial analyses and presentations of Lehman Brothers, and its opinion, dated May 7, 2006, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio to be paid by Thermo in the merger was fair from a financial point of view to Thermo (see “— Opinion of Thermo’s Financial Advisor”);

•	the terms and conditions of the merger agreement and the likelihood of completing the merger on the anticipated schedule;

•	the governance agreements with respect to the combined company post-merger, as described under “— Board of Directors and Management Following the Merger”, including the fact that Mr. Dekkers will serve as President and Chief Executive Officer of the combined company, and the board will consist of five Thermo designees and three Fisher designees;

•	the fact that the exchange ratio represented a premium to Fisher stockholders of approximately 7% based on the closing prices of each company’s stock on the NYSE on May 5, 2006, the last trading day before the merger was publicly announced, and that the exchange ratio is fixed, which the Thermo board believed was consistent with market practice for mergers of this type and with the strategic purpose of the merger; and

•	the anticipated market capitalization, adjusted price/earnings ratio and capital structure of the combined company.
      The Thermo board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the merger, including:

•	the challenges inherent in the combination of two businesses of the size and scope of Thermo and Fisher and the possible diversion of management attention for an extended period of time;

•	the risk of not capturing all the anticipated cost savings and operational synergies between Thermo and Fisher and the risk that other anticipated benefits might not be realized;

•	the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the projected financial results of the combined company; See the section entitled “— Regulatory Approvals Required for the Merger”; and

•	the risks of the type and nature described under “Risk Factors”, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements”.
      In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Thermo board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to recommend that Thermo stockholders vote FOR the issuance of Thermo common stock in connection with the merger and FOR the Thermo charter amendment proposal. In addition, individual members of the Thermo board of directors may have given differing weights to different factors. The Thermo board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Thermo’s management and outside legal and financial advisors.
      The Thermo board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance and the Thermo charter amendment, are advisable and in the best interests of Thermo and its stockholders and unanimously approved the merger agreement. The Thermo board unanimously recommends that Thermo stockholders vote “FOR” the issuance of Thermo common stock in connection with the merger and “FOR” the Thermo charter amendment proposal.
Fisher’s Reasons For the Merger; Recommendation of the Merger by the Fisher Board of Directors
      At a special meeting of the Fisher board of directors on May 7, 2006, after careful consideration, including consultation with Fisher’s management and its financial and legal advisors, the Fisher board unanimously determined that the merger agreement and the merger are advisable and fair to and in the best interests of Fisher and its stockholders and that the board shall recommend that the Fisher stockholders vote FOR the approval and adoption of the merger agreement. In arriving at its determination, the Fisher board considered a number of factors, including the following material factors, which the Fisher board viewed as generally supporting its determination:

•	the complementary aspects of the respective businesses of Fisher and Thermo, including that the combined company is expected to create a provider of fully integrated, end-to-end solutions in the life, laboratory and health sciences industry for its customers;

•	the potential financial benefits of the merger and significant opportunities for the creation of long-term value for Fisher stockholders, including:

•	that the merger is expected to result in a 20% compound annual growth rate in adjusted earnings per share over three years;

•	that the transaction is expected to generate approximately $200 million in cost and revenue synergies over three years, including:

•	at least $75 million expected in 2007;

•	$150 million of cost-related synergies, excluding one-time costs, expected to result primarily from manufacturing rationalization, sourcing and logistics efficiencies, and shared administrative functions; and

•	$50 million of revenue-related synergies expected to result from cross-selling opportunities, enhanced geographic reach, penetration of new and existing markets, and new solutions development;

•	that the cash flow from operations of the combined company is expected to be in excess of $1 billion in 2007, making the combined company well-positioned to accelerate growth both organically and through acquisitions;

•	the conditions in the life, laboratory and health sciences industry generally and the business, prospects, financial performance and condition, operations, management and competitive position of Fisher on a stand-alone basis as compared to the positions of the combined company after giving effect to the merger;

•	historical information concerning Fisher’s and Thermo’s respective businesses, prospects, financial performance and condition, operations, management and competitive position, including information contained in public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each of Fisher and Thermo filed with the SEC, as well as reports from Fisher’s management and Fisher’s legal advisors as to the results of the due diligence investigation of Thermo;

•	Fisher management’s view of the businesses, prospects, financial performance and condition, operations, management and competitive position of Fisher and Thermo before the merger, and of the combined company after giving effect to the merger;

•	that the combination of Fisher and Thermo is expected to benefit customers and suppliers, and provide greater opportunities for the employees of the combined company;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Fisher’s common stock and Thermo’s common stock;

•	that stockholders of Fisher immediately prior to the merger will own approximately 61% of the combined company immediately following the merger and will therefore participate meaningfully in the significant opportunities for long-term growth of the combined company;

•	that senior management of Thermo is well known to senior management of Fisher and that senior management of Fisher expressed confidence in the ability of senior management to successfully manage the combined company and to achieve long-term value for its stockholders;

•	the opinion of each of Goldman Sachs and Lazard to the effect that, as of May 7, 2006 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Fisher common stock. See the section entitled “— Opinions of Fisher’s Financial Advisors”;

•	the opportunity for Fisher stockholders to benefit from any increase in the trading price of Thermo common stock between the announcement of the merger and the completion of the merger because the exchange ratio is a fixed number of shares of Thermo common stock;

•	the expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, resulting in the merger consideration to be received by Fisher stockholders not being subject to federal income tax, as described in the section entitled “— Material U.S. Federal Income Tax Consequences of the Merger”; and

•	the belief that the terms of the merger agreement are reasonable, including:

•	the limited conditions to the parties’ respective obligations to complete the merger;

•	that Paul M. Meister, Vice Chairman of the Fisher board of directors, will become the non-executive Chairman of the board of directors of the combined company;

•	that Marijn E. Dekkers, President and Chief Executive Officer of Thermo, will continue to serve as the President and Chief Executive Officer of the combined company and that Mr. Dekkers has agreed to waive the acceleration of certain change of control benefits to which he would otherwise have been entitled in connection with the merger;

•	that the combined company’s board of directors will include at least three members nominated by Fisher for a period of at least three years;

•	that each party has agreed to not solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions;

•	that, unless the merger agreement is terminated in accordance with its terms, stockholders of Fisher and Thermo will have the opportunity to vote on approval and adoption of the merger agreement and related matters, taking into consideration that while the ability of Fisher stockholders to consider an alternative transaction may therefore be delayed or prevented, the ability of Thermo stockholders to consider an alternative transaction may similarly be delayed or prevented;

•	that the merger agreement contains certain termination rights for both Fisher and Thermo and that upon termination of the merger agreement under specified circumstances, Fisher may be required to pay Thermo a termination fee of $300 million or Thermo may be required to pay Fisher a termination fee of $200 million; and

•	that Thermo will establish a long-term incentive compensation program for Thermo senior management and that there will also be appropriate continuing performance incentives for senior management of Fisher who will continue with the combined company.
      In addition to these factors, the Fisher board identified and considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including:

•	the possibility that the merger might not be consummated, or that consummation might be unduly delayed or subject to conditions that may be imposed by governmental authorities;

•	the effect of public announcement of the merger on Fisher’s revenues, operating results, the price of its common stock and Fisher’s ability to attract and retain customers and key employees;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that despite the efforts of the combined company, key employees might not remain employed by the combined company;

•	because the exchange ratio is a fixed number of shares of Thermo common stock, the possibility that Fisher stockholders could be adversely affected by a decrease in the trading price of Thermo common stock between the date of announcement of execution of the merger agreement and the closing of the merger, and the fact that the merger agreement does not provide Fisher with a price-based termination right or other similar protection;

•	the limitations imposed in the merger agreement on the solicitation or consideration by Fisher and Thermo of alternative business combinations prior to the completion of the merger;

•	the fact that upon termination of the merger agreement under specified circumstances, Fisher may be required to pay Thermo a termination fee of $300 million and this termination fee may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, Fisher;

•	the terms of the merger agreement restricting the conduct of Fisher’s business during the period between execution of the merger agreement and the completion of the merger; and

•	the interests that certain executive officers and directors of Fisher may have with respect to the merger in addition to their interests as stockholders of Fisher generally, as described in the section entitled “— Financial Interests of Directors and Officers in the Merger”, which the Fisher board considered to be neutral in its evaluation of the proposed transaction.
      The above discussion of the material factors considered by the Fisher board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Fisher board. The Fisher board unanimously reached the conclusion to approve and adopt the merger agreement and the other transactions contemplated by the merger agreement and to recommend the merger agreement to the Fisher stockholders for approval and adoption in light of the various factors described above and other factors that each member of the Fisher board felt were appropriate. In view of the wide variety of factors considered by the Fisher board in connection with its evaluation of the merger and the complexity of these matters, the Fisher board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Fisher board made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.
      The Fisher board unanimously approved and adopted the merger agreement and the other transactions contemplated by the merger agreement and recommends that the Fisher stockholders vote “FOR” the approval and adoption of the merger agreement.
Opinion of Thermo’s Financial Advisor
      On May 7, 2006, Lehman Brothers delivered its oral opinion, which was subsequently confirmed in writing as of such date, to the Thermo board of directors to the effect that as of such date and, based upon and subject to factors and assumptions described at the meeting of the Thermo board of directors on May 7, 2006 and set forth in the written opinion, the exchange ratio to be paid by Thermo in the merger was fair, from a financial point of view, to Thermo.
      The full text of Lehman Brothers’ written opinion, dated May 7, 2006, is attached hereto as Annex B. Thermo stockholders are urged to read this opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodologies that Lehman Brothers used to render its fairness opinion. The summary is qualified in its entirety by reference to the full text of the opinion.
      Lehman Brothers’ advisory services and opinion were provided for the information and assistance of the Thermo board of directors in connection with its consideration of the proposed transaction. Lehman Brothers’ opinion is not intended to be and does not constitute a recommendation to any stockholder of Thermo or Fisher as to how such stockholder should vote in connection with the proposed transaction. Lehman Brothers was not requested to opine as to, and Lehman Brothers’ opinion does not address, Thermo’s underlying business decision to proceed with or effect the proposed transaction.
      In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the proposed transaction (including with respect to governance of the combined company);

•	publicly available information concerning Thermo that Lehman Brothers believed to be relevant to its analysis, including Thermo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Thermo’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2006;

•	publicly available information concerning Fisher that Lehman Brothers believed to be relevant to its analysis, including Fisher’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Fisher’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	financial and operating information with respect to the business, operations and prospects of Thermo furnished to Lehman Brothers by Thermo, including financial estimates and forecasts for Thermo prepared by Thermo’s management;

•	financial and operating information with respect to the business, operations and prospects of Fisher furnished to Lehman Brothers by Fisher, including financial estimates and forecasts for Fisher prepared by Fisher’s management;

•	the trading histories of Thermo common stock and Fisher common stock from May 6, 2005 to May 5, 2006 and a comparison of those trading histories with each other and with those of other companies and indices that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Thermo and Fisher with each other and with those of other companies that Lehman Brothers deemed relevant;

•	published estimates of independent research analysts with respect to ratings and future price targets of Thermo common stock and Fisher common stock;

•	the relative contributions of Thermo and Fisher to the historical and future financial condition and performance of the combined company on a pro forma basis;

•	the potential pro forma impact of the proposed transaction on the future financial condition and performance of Thermo, including estimated cost savings, operating synergies and other strategic benefits that the managements of Thermo and Fisher anticipated would result from a combination of the businesses of Thermo and Fisher, referred to as the estimated synergies, and the anticipated impact of the proposed transaction on Thermo’s pro forma adjusted earnings per share; and

•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant.
      In addition, Lehman Brothers had discussions with the managements of Thermo and Fisher concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

      In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of managements of Thermo and Fisher that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to forecasts and estimates prepared by Thermo’s management and Fisher’s management, upon advice of Thermo, Lehman Brothers assumed that these forecasts and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Thermo and Fisher as to the future financial performance of Thermo and Fisher and that Thermo and Fisher will perform substantially in accordance with these forecasts and estimates. Upon the advice of Thermo and Fisher, Lehman Brothers also assumed that the estimated synergies will be realized substantially in accordance with such estimates.
      In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Thermo and Fisher and did not make or obtain any evaluations or appraisals of the assets or liabilities of Thermo or Fisher. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of Lehman Brothers’ opinion. Lehman Brothers expressed no opinion as to the prices at which shares of Thermo common stock will trade at any time following the announcement or the consummation of the proposed transaction. Although Lehman Brothers evaluated the fairness, from a financial point of view, to Thermo of the exchange ratio to be paid by Thermo in the proposed transaction, Lehman Brothers was not requested to, and did not, recommend the specific exchange ratio to be paid in the proposed transaction, which was determined through negotiations between Thermo and Fisher.
      In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to Thermo or Fisher, but rather made its determination as to the fairness, from a financial point of view, to Thermo of the exchange ratio to be paid by Thermo on the basis of financial, comparative and other analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Thermo and Fisher. Because these assumptions are inherently subject to uncertainty, none of Thermo, Fisher, Lehman Brothers or any other person assumes responsibility if future results are materially different from those forecast. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.
      The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Thermo board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the results of Lehman Brothers’ opinion.

  Stock Trading History
      Lehman Brothers considered historical data with regard to the trading prices of Thermo common stock and Fisher common stock for the period from May 6, 2005 to May 5, 2006 and the relative stock price performances during this same period of the Standard & Poor’s 500 Index and an index of Life and Laboratory Suppliers comprised of the following companies:

•	Becton, Dickinson and Company;

•	Applied Bioscience International Inc.;

•	Waters Corporation;

•	Sigma-Aldrich Corporation;

•	Millipore Corporation;

•	Beckman Coulter, Inc.;

•	PerkinElmer, Inc.;

•	Mettler-Toledo International Inc.; and

•	Bio-Rad Laboratories, Inc.
      Lehman Brothers noted that during this time period, the share price of Thermo common stock increased 51.2%, which outperformed the Standard & Poor’s 500 Index, the Life and Laboratory Suppliers Index, as well as the share price of Fisher common stock which increased 22.7%.
  Historical Exchange Ratio Analysis
      Lehman Brothers compared the historical share prices of Thermo and Fisher common stock during different periods between May 6, 2005 and May 5, 2006, in order to determine the implied average exchange ratios that existed for those periods.
      The following table sets forth the exchange ratio of shares of Thermo common stock for each share of Fisher common stock for the periods indicated:

Implied Exchange
Ratio

May 5, 2006	1.869x
One-month Average	1.860x
Three-month Average	1.911x
Six-month Average	1.976x
One-year Average	2.077x
One-year High	2.423x
One-year Low	1.808x

Proposed Transaction	2.000x

  Comparable Company Analysis
      In order to assess how the public market values shares of similar publicly-traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to Thermo and Fisher and the nine companies in the Life and Laboratory Supplier Index. Using internal estimates and forecasts prepared by Thermo management for Thermo, internal estimates and forecasts prepared by Fisher management for Fisher, and publicly available information for the other companies, Lehman Brothers calculated and analyzed the ratios of each company’s May 5, 2006 stock price to its estimated earnings per share on both a reported and adjusted basis (adjusted earnings per share excluded expenses related to the amortization of intangibles), referred to as a price earnings ratio, or P/ E, for calendar years 2006 and 2007 and the ratios of each company’s enterprise value to calendar years 2006 and 2007 earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to, and subtracting its cash from, the sum of the market value of its diluted common equity as of May 5, 2006, the value of any preferred stock (at liquidation value), the book value of any minority interest and the value of any material debt-equivalent liabilities. The following presents the results of this analysis:

	Enterprise
	Value/ EBITDA				P/E — Reported				P/E — Adjusted

	2006		2007		2006		2007		2006		2007

Selected Life and Laboratory Supply Companies:
High	15.0	x	13.1	x	26.9	x	23.2	x	26.2	x	22.7x
Mean	11.3	x	10.3	x	21.4	x	18.6	x	20.3	x	17.9x
Median	10.8	x	9.8	x	20.7	x	18.0	x	19.1	x	17.0x
Low	8.2	x	7.8	x	18.0	x	16.4	x	17.5	x	16.0x
Thermo	13.9	x	12.4	x	30.4	x	25.2	x	22.9	x	19.9x
Fisher at Proposed Transaction	11.9	x	10.7	x	20.7	x	17.8	x	18.8	x	16.3x
      However, given the inherent differences between the business, operations and prospects of Thermo and Fisher and the business, operations and prospects of the companies included in the comparable company analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Thermo and Fisher and the companies included in the comparable company analysis that would affect the public trading values of each. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Thermo, Fisher and the selected comparable companies.

Equity Research Analysts
      Lehman Brothers considered publicly available price targets published by various firms that publish independent research on Thermo (including Deutsche Bank Securities Inc., Infinium Capital Corp., JPMorgan Chase & Co., Leerink Swann & Co., Lehman Brothers Inc., Merrill Lynch & Co. Inc., Needham & Company, LLC., Robert W. Baird & Co. Inc., and UBS Securities LLC) and Fisher (including Banc of America Securities LLC., Deutsche Bank Securities Inc., First Analysis Securities Corp., The Goldman Sachs Group, Inc., Infinium Capital Corp., JPMorgan Chase & Co., Leerink Swann & Co., Lehman Brothers Inc., Merrill Lynch & Co. Inc., Morgan Stanley & Co. Inc., Robert W. Baird & Co. Inc., Thomas Weisel Partners LLC., and UBS Securities LLC) in order to determine the exchange ratio implied by such research. The following table shows the range of implied exchange ratios using the Thermo and Fisher share price targets as published by various firms:

Implied Exchange Ratio Range	1.889x - 2.028x
Proposed Transaction	2.000x

Comparable Transaction Analysis
      Lehman Brothers reviewed 14 acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed comparable to the proposed transaction. Lehman Brothers selected the transactions used in the comparable transaction analysis based on the similarity of the target companies in the transaction to Fisher and Thermo with respect to size, mix, margins and other characteristics of their businesses. Set forth below are the announcement date and parties to those transactions:

Announcement Date	Acquiror	Target

4/27/2006	Siemens AG	Diagnostic Products Corp.
4/25/2006	Millipore Corp.	Serologicals Corp.
3/16/2006	Fisher Scientific Intl.	Athena Diagnostics, Inc.
3/18/2005	Siemens AG	CTI Molecular Imaging, Inc.
1/19/2005	Thermo Electron Corp.	Kendro Laboratory Products
3/17/2004	Fisher Scientific Intl.	Apogent Technologies Inc.
2/16/2004	Clayton, Dubilier & Rice, Inc.	VWR International Inc.
12/24/2003	Invitrogen Corp.	BioReliance Corp.
10/10/2003	General Electric Co.	Amersham PLC
6/26/2003	Fisher Scientific Intl.	Perbio Science AB
7/16/2001	PerkinElmer Inc.	Packard Bioscience Co.
7/9/2000	Invitrogen Corp.	Life Technologies, Inc.
9/17/1998	Bayer Corp.	Chiron Diagnostics
8/29/1997	Beckman Instruments, Inc.	Coulter Corp.
      Based on publicly available information, Lehman Brothers considered, among other things, the enterprise values of each target company as a multiple of the EBITDA of the target company in each case for the latest 12 months, which is referred to as LTM, prior to the date that the transaction was announced. The following table sets forth the results of this analysis:

Enterprise Value/
LTM EBITDA

Selected Life and Laboratory Suppliers Transactions:
High	21.3x
Mean	15.0x
Median	14.9x
Low	10.2x
Thermo	15.5x
Fisher at Proposed Transaction	13.2x
      Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction, and because of the inherent differences between the businesses, operations and prospects of Thermo and Fisher and the businesses, operations and prospects of the acquired companies included in the comparable transaction analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transaction analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Thermo and Fisher and the companies included in the comparable transaction analysis that would affect the transaction values of each.

Discounted Cash Flow Analysis
      Lehman Brothers performed a discounted cash flow analysis of Thermo and Fisher to calculate the estimated present values of Thermo common stock and Fisher common stock. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors applicable to a particular asset. The estimated present values of Thermo common stock and Fisher common stock were calculated by adding the present values of the estimated free cash flow estimates for the fiscal years 2006 through 2010 for each of Thermo and Fisher. The cash flow estimates for 2006 and 2007 were based on internal estimates and forecasts prepared by Thermo management for Thermo and internal estimates and forecasts prepared by Fisher management for Fisher, and the information for 2008 through 2010 was based on extrapolation after consultation with Thermo management.
      To estimate the residual value of Thermo and Fisher at the end of the forecast period, or terminal value, Lehman Brothers applied a range of terminal value multiples based on estimated calendar 2010 EBITDA of 13.5x to 15.5x for Thermo and 10.5x to 12.5x for Fisher and discount rates ranging from 8.5% to 10.5%. The discount rates used were based on an analysis of Thermo’s and Fisher’s weighted average cost of capital and those of other comparable companies.
      Based upon these terminal values and discount rates, Lehman Brothers calculated a range of implied equity values per share of Thermo and Fisher common stock, which were then used to calculate a range of implied exchange ratios. Based on these implied per share values, this analysis indicated the following implied exchange ratio range, as compared to the exchange ratio in the proposed transaction:

Implied Exchange Ratio Range	1.484x - 2.256x
Proposed Transaction	2.000x

Contribution Analysis
      Lehman Brothers analyzed the respective contributions of Thermo and Fisher to certain income statement metrics for the combined company for calendar years 2006 and 2007, using internal estimates and forecasts prepared by Thermo management for Thermo and internal estimates and forecasts prepared by Fisher management for Fisher. The proportionate contributions were calculated taking into account Thermo’s and Fisher’s respective current debt and cash levels and compared to the pro forma ownership of the combined company by Thermo and Fisher stockholders as a result of the proposed transaction. Based on the implied diluted equity ownership of each of Thermo and Fisher stockholders of the combined company, Lehman Brothers calculated a range of implied exchange ratios. The following table sets forth the results of this analysis:

	Implied Diluted
	Equity Ownership		Implied
			Exchange
	Thermo	Fisher	Ratio

Revenue:
Estimated 2006	35.2%	64.8%	2.327x
Estimated 2007	34.6%	65.4%	2.394x

EBITDA:
Estimated 2006	34.8%	65.2%	2.376x
Estimated 2007	35.1%	64.9%	2.340x

Adjusted Net Income:
Estimated 2006	34.2%	65.8%	2.439x
Estimated 2007	33.4%	66.6%	2.523x

Net Income:
Estimated 2006	30.1%	69.9%	2.953x
Estimated 2007	30.1%	69.9%	2.933x
Proposed Transaction	38.6%	61.4%	2.000x

Pro Forma Analysis
      Lehman Brothers analyzed the pro forma impact of the proposed transaction on the future financial condition and performance of Thermo, reflected in the pro forma earnings per share of Thermo. For purposes of this analysis, Lehman Brothers utilized internal estimates and forecasts prepared by Thermo management for Thermo and internal estimates and forecasts prepared by Fisher management for Fisher, as well as the estimated synergies. This analysis indicated that the proposed transaction would be accretive to Thermo’s calendar year 2007 adjusted earnings per share. The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the expected synergies and, therefore, actual results may be substantially different.

Illustrative Trading Prices Analysis
      Lehman Brothers calculated illustrative implied per share price ranges of the combined company following consummation of the proposed transaction. The analysis was based on a 2.0 exchange ratio to be paid by Thermo in the proposed transaction, a range of synergies from $75 million to $200 million, which represents the synergies estimated by the managements of Thermo and Fisher to be realized in calendar year 2007 and the total synergies to be realized in connection with the proposed transaction, respectively. Based on an adjusted P/E multiple range of 15.3x to 19.9x (which is based upon the current P/E multiples of Fisher and Thermo, respectively) the analysis resulted in implied trading prices per share of Thermo common stock ranging from $35.34 to $49.95.

Miscellaneous
      Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Thermo’s board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Thermo and the life and laboratory supply industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the proposed transaction.
      As compensation for its services in connection with the proposed transaction, Thermo has agreed to pay Lehman Brothers a fee of $17 million, a portion of which was due upon delivery of Lehman Brothers’ opinion and the remainder of which is contingent upon the consummation of the proposed transaction, plus an additional fee of up to $5 million, which is payable at Thermo’s sole discretion. In addition, Thermo has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by Thermo and the rendering of Lehman Brothers’ opinion.
      Lehman Brothers also provided a $1.5 billion 364-day credit facility to be used by Thermo for the potential refinancing of certain of Fisher’s and Thermo’s indebtedness in connection with the proposed transaction, for which Lehman Brothers expects to receive customary fees. Lehman Brothers has also performed various investment banking services for Thermo in the past and expects to perform various investment banking services for Thermo in the future and has received, and expects to receive, customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in the debt and equity securities of Thermo and Fisher for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Opinions of Fisher’s Financial Advisors
      Descriptions of the respective opinions delivered by the Fisher financial advisors, Goldman Sachs and Lazard, as to the fairness, from a financial point of view, to the holders of Fisher common stock of the exchange ratio pursuant to the merger agreement are set forth below. These descriptions are qualified in their entirety by reference to the full text of the opinions included as Annex C and Annex D, respectively, to this document. You are urged to read the opinions for a discussion of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken by Goldman Sachs and Lazard in rendering their respective opinions.

Opinion of Goldman Sachs
      Goldman Sachs rendered its opinion to the Fisher board of directors that, as of May 7, 2006 and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Fisher common shares.
      The full text of the written opinion of Goldman Sachs, dated May 7, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex C to this document and is incorporated herein by reference. Fisher stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Fisher board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Fisher common stock or Thermo common stock should vote at any stockholders’ meeting to be held in connection with, or take any action with respect to, the merger.
      In connection with rendering its opinion described above and performing its related financial analyses, Goldman Sachs has reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Fisher and Thermo for the five years ended December 31, 2005;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Fisher and Thermo;

•	certain other communications from Fisher and Thermo to their respective stockholders;

•	certain internal financial analyses and forecasts for Thermo prepared by its management;

•	certain internal financial analyses and forecasts for Thermo prepared by its management, reviewed and revised by the management of Fisher, and certain internal financial analyses and forecasts for Fisher prepared by its management; and

•	certain cost savings and operating synergies projected by the respective managements of Fisher and Thermo to result from the merger.
      Goldman Sachs also held discussions with members of the senior managements of Fisher and Thermo regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Fisher and Thermo. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Fisher common stock and the shares of Thermo common stock, compared certain financial and stock market information for Fisher and Thermo with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.
      Goldman Sachs has relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above and did not assume any responsibility for any independent verification of such information. In that regard, Goldman Sachs assumed with the consent of the Fisher board of directors that the financial forecasts and the cost savings and operating synergies projected by Fisher and Thermo, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Fisher and Thermo. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Fisher or Thermo or any of their respective subsidiaries and no such evaluation or appraisal was furnished to Goldman Sachs.
      Goldman Sachs’ opinion did not address the underlying business decision of Fisher to engage in the merger, nor did Goldman Sachs express any opinion as to the prices at which shares of Fisher common stock or Thermo common stock will trade at any time. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Fisher or Thermo or on the expected benefits of the merger in any way meaningful to its analyses. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available as of, the date therein.
      Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Fisher board of directors in connection with its consideration of the merger and its opinion did not constitute a recommendation as to how any holder of Fisher common shares should vote with respect to the merger.
      See “— Financial Analyses of Fisher’s Financial Advisors” below for a summary of the material financial analyses used by Goldman Sachs in connection with rendering its opinion.
      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs is currently providing and has provided certain investment banking services to Fisher from time to time, including having acted as:

•	a lead manager in connection with the offering of 2.50% Convertible Senior Notes due October 2023 (aggregate principal amount $250,000,000) in July 2003;

•	financial advisor with respect to Fisher’s acquisition of Dharmacon Inc. in February 2004;

•	a lead manager in connection with the offering of 3.25% Convertible Senior Subordinated Notes due March 1, 2024 (aggregate principal amount $300,000,000) in March 2004;

•	financial advisor with respect to Fisher’s acquisition of Apogent Technologies in March 2004;

•	dealer manager for the exchange offers related to indebtedness of Apogent (aggregate principal amount $645,000,000) in May 2004; and

•	a lead manager in connection with the offering of Senior Subordinated Notes due 2014 (aggregate principal amount $300,000,000) in July 2004.
      In addition, Goldman Sachs’s commercial bank affiliate is a lender under bank loans of Fisher.
      Goldman Sachs may also provide investment banking and other services to Fisher and Thermo in the future. In connection with the above-described services performed by it, Goldman Sachs received, and with respect to services in the future would expect to receive, compensation.
      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Fisher and Thermo and their respective affiliates and may actively trade the debt or equity securities (or related derivative securities) of Fisher or Thermo for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
      The Fisher board of directors selected Goldman Sachs as one of its financial advisors because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated March 16, 2006, Fisher engaged Goldman Sachs to act as a financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, Fisher has agreed to pay Goldman Sachs a transaction fee of $22,000,000, $6,600,000 of which became payable upon the execution of the merger agreement and the remainder of which is payable upon consummation of the merger. In addition, Fisher has agreed to reimburse Goldman Sachs’ expenses incurred in connection with this engagement and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Lazard
      Lazard rendered its opinion to the Fisher board of directors that, as of May 7, 2006 and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion, the exchange ratio pursuant to the merger was fair from a financial point of view to the holders of Fisher common stock.
      The full text of the written opinion of Lazard, dated May 7, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex D to this document and is incorporated herein by reference. Fisher stockholders should read the opinion in its entirety. Lazard provided its opinion for the information and assistance of the Fisher board of directors in connection with its consideration of the merger. Lazard’s opinion is not a recommendation as to how any holder of Fisher common stock or Thermo common stock should vote at any stockholders’ meeting to be held in connection with, or take any action with respect to, the merger.
      In connection with rendering its opinion described above and performing its related financial analyses, Lazard:

•	reviewed the financial terms and conditions of the latest draft of the merger agreement;

•	analyzed certain historical business and financial information relating to Fisher and Thermo;

•	reviewed various financial forecasts and other data provided to it by Fisher and Thermo relating to their respective businesses;

•	reviewed the synergistic savings and benefits and the timing of their occurrence as projected by Fisher and Thermo to be realized by the combined company following the merger;

•	held discussions with members of the senior managements of Fisher and Thermo with respect to the businesses and prospects of Fisher and Thermo, respectively, the strategic objectives of each, and synergistic savings and benefits projected by Fisher and Thermo to be realized by the combined company following the merger;

•	reviewed public information with respect to certain other companies in lines of business it believed to be generally comparable to those of Fisher and Thermo;

•	reviewed the financial terms of certain business combinations involving companies in lines of business it believed to be generally comparable to those of Fisher and Thermo;

•	reviewed the historical stock prices and trading volumes of Fisher common stock and Thermo common stock; and

•	conducted such other financial studies, analyses and investigations as it deemed appropriate.
      Lazard relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Fisher or Thermo, or concerning the solvency or fair value of Fisher or Thermo. In that regard, Lazard assumed with the consent of the Fisher board of directors that the financial forecasts, including the synergistic savings and benefits projected by Fisher and Thermo to be realized following the merger and the timing of their occurrence, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Fisher and Thermo as to the future financial performance of Fisher and Thermo, respectively, and of both Fisher and Thermo with respect to the combined company. Lazard assumed no responsibility for, and expressed no view as to, the financial forecasts or the assumptions on which they are based.
      In rendering its opinion, Lazard assumed that the merger will be consummated on the terms described in the latest draft of the merger agreement reviewed by Lazard, without any waiver or modification of any material terms or conditions, that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on Fisher, Thermo or the combined company, and that the synergistic savings and benefits of the merger projected by Fisher and Thermo will be substantially realized both in scope and timing. In addition, Lazard assumed that the representations and warranties of Fisher and Thermo contained in the draft merger agreement were true and complete and that the merger will be accounted for as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.
      Lazard’s opinion did not address the merits of the underlying business decision of Fisher to engage in the merger or the relative merits of the merger as compared to other business strategies or transactions that might be available to Fisher. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Fisher obtained such advice as it deemed necessary from qualified professionals. Lazard did not express any opinion as to the prices at which shares of Fisher common stock or Thermo common stock would trade at any time. Lazard’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available as of, the date therein. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof.
      Lazard’s advisory services and opinion were provided for the information and assistance of the Fisher board of directors in connection with its consideration of the merger and its opinion did not constitute a recommendation as to how any holder of Fisher common shares should vote at any stockholders’ meeting to be held in connection with, or take any action with respect to, the merger.
      See “— Financial Analyses of Fisher’s Financial Advisors” below for a summary of the material financial analyses used by Lazard in connection with rendering its opinion.
      Lazard and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Lazard has in the past provided investment banking services to Fisher, for which Lazard received customary fees. Lazard may provide investment banking or other services to Fisher and Thermo in the future and would expect to receive customary compensation. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) may actively trade securities of Fisher or Thermo for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.
      The Fisher board of directors selected Lazard as one of its financial advisors because Lazard is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated May 6, 2006, Fisher engaged Lazard to act as a financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, Fisher has agreed to pay Lazard a transaction fee of $22,000,000, $6,000,000 of which became payable upon the execution of the merger agreement and the remainder of which is payable upon consummation of the merger. In addition, Fisher has agreed to reimburse Lazard’s expenses in connection with this engagement and to indemnify Lazard and related persons against various liabilities, including certain liabilities under the federal securities laws.

Financial Analyses of Fisher’s Financial Advisors
      The following is a summary of the material financial analyses used by Goldman Sachs and Lazard, which are sometimes referred to collectively as the Fisher financial advisors, in connection with rendering their respective opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by the Fisher financial advisors. The order of analyses described does not represent relative importance or weight given to those analyses by either of the Fisher financial advisors. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the Fisher financial advisors’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 5, 2006 and is not necessarily indicative of current market conditions.

Contribution Analysis
      The Fisher financial advisors reviewed specific estimated future operating and financial contributions of each of Fisher and Thermo including sales, earnings before interest, taxes and depreciation and amortization, which is referred to as EBITDA, earnings before interest, taxes and amortization, which is referred to as EBITA, GAAP net income and cash net income based on the financial forecasts for 2006 and 2007, before taking into account any of the synergies that may be realized following the merger. The proportionate contributions were calculated taking into account Fisher’s and Thermo’s respective debt and cash and were compared to the estimated ownership by the Fisher stockholders prior to the merger of 61.4% of the outstanding common equity of the combined company following the merger. The following table presents the results of this analysis:
      Fisher Forecast Contribution to Combined Company

Estimated				GAAP Net	Cash Net
Year	Sales	EBITDA	EBITA	Income	Income

2006E	68%	68%	68%	70%	66%
2007E	68%	68%	67%	70%	67%

Pro Forma Merger Analysis
      For the year 2007, the Fisher financial advisors compared the earnings per share of the Thermo common stock, projected by Thermo management, as reviewed and approved by Fisher management, on a standalone basis, to the pro forma earnings per share of the combined company following the merger, utilizing forecasts for Fisher prepared by Fisher management and forecasts for Thermo prepared by Thermo management, as reviewed and approved by Fisher management. Based on such analyses, the proposed transaction would be approximately 18% accretive in 2007 on a pro forma cash earnings per share basis.

Discounted Cash Flow Analysis
      The Fisher financial advisors performed discounted cash flow analyses on Fisher and the combined company using the financial forecasts and, in the case of the combined company, the synergistic savings and benefits projected by Fisher and Thermo to be realized following the merger. For estimates for 2008 through 2010 the Fisher financial advisors utilized, based upon management assumptions, revenue growth equal to the expected market growth rate and EBITDA margins constant at 2007 levels.
      The Fisher financial advisors calculated implied net present values of free cash flows for Fisher, Thermo and the combined company following the merger for the years 2006 through 2010 using discount rates ranging from 8.5% to 10.5%. The Fisher financial advisors calculated implied per share ranges of Fisher common stock, Thermo common stock and the common stock of the combined company to be received by Fisher stockholders in the merger using implied terminal value indications in the year 2010 based on multiples ranging from 10.0 to 13.0 times EBITDA for Fisher, from 11.0 to 14.0 times EBITDA for Thermo and from 11.0 to 14.0 times EBITDA for the combined company. These implied terminal value indications were then discounted to an implied present value using discount rates ranging from 8.5% to 10.5%. These analyses resulted in implied per share values ranging from $76.21 to $102.25 for Fisher, $34.90 to $45.63 for Thermo and $84.60 to $113.65 for the combined company.

Implied Premium Analysis
      The Fisher financial advisors calculated the implied premium for Fisher common stock represented by the 2.0 exchange ratio pursuant to the merger based on the closing prices of Fisher common stock and Thermo common stock during the one-month, three-month, six-month, one-year and two-year periods ended May 5, 2006 and on the closing share prices of Fisher common stock and Thermo common stock on May 5, 2006. The results of this analysis are shown in the following table:

Implied
Day/Period	Premium

May 5, 2006	7.0%
One-Month Average	13.3%
Three-Month Average	14.8%
Six-Month Average	18.9%
One-Year Average	22.5%
Two-Year Average	28.5%

Illustrative Future Trading Value Analysis
      The Fisher financial advisors calculated illustrative implied per share price ranges of the two shares of the combined company to be received for each share of Fisher common stock in the merger, a range of potential synergies from $75 million to $200 million, which represents the synergies estimated by the managements of Thermo and Fisher to be realized in calendar year 2007 and the total synergies to be realized in connection with the proposed transaction, respectively, and the resulting pro forma 2007 cash earnings per share estimates, and an illustrative range of pro forma 2007 estimated price/earnings multiples. Based on a price/earnings multiple range of 16.5 to 19.0 times, the analysis resulted in implied value indications for each share of Fisher common stock ranging from $77.61 to $97.07. This analysis also calculated the pro forma weighted average implied price/earnings multiple of 16.9 times 2007 estimated cash earnings per share based upon the weighted average of Fisher and Thermo managements’ 2007 cash net income forecasts.

Selected Transactions Analysis
      The Fisher financial advisors analyzed certain publicly available information relating to the following selected completed and pending transactions (listed by buyer and target) in the life sciences industry since 2000:

Announcement
Date	Buyer	Target

4/27/2006	Siemens	Diagnostic Products Corp.
4/25/2006	Millipore	Serologicals
2/8/2005	Invitrogen Corp.	Dynal Biotech A/S (75% stake)
1/19/2005	Thermo Electron Corp.	Kendro Laboratory Products LP
3/17/2004	Fisher Scientific International Inc	Apogent Technologies Inc
2/11/2004	Fisher Scientific International Inc	Oxoid Group Holding Ltd
12/24/2003	Invitrogen Corp.	BioReliance Corp.
10/10/2003	General Electric	Amersham Plc
6/25/2003	Fisher Scientific International Inc	Perbio Science AB
3/12/2002	Amersham Plc	Amersham Biosciences (45% stake)
7/7/2000	Invitrogen Corp.	Dexter Corp. (Life Technologies)

      The Fisher financial advisors analyzed certain information relating to the following selected transactions (listed by buyer and target) in the healthcare distribution industry since 1997:

Announcement
Date	Buyer	Target

4/7/2004	Clayton, Dubilier & Rice, Inc.	VWR International
6/14/2002	Cardinal Health	Syncor International
3/19/2001	Amerisource Health Corp.	Bergen Brunswig Corp.
12/4/2000	Cardinal Health	Bindley Western
1/11/1999	Bergen Brunswig Corp.	PharMerica
10/9/1998	Cardinal Health	Allegiance Corp.
1/28/1997	McKesson Corp.	General Medical Corp.
      Although none of the selected transactions or the companies party to the transactions is directly comparable to the merger or to Fisher or Thermo, the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the merger and/or involve publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Fisher and Thermo.
      For each of the selected transactions, the Fisher financial advisors calculated and, to the extent information was publicly available, compared transaction value as a multiple of each of earnings before interest and taxes, which is referred to as EBIT, EBITDA and sales, in each case, for the latest 12 months, which is referred to as LTM, prior to the date that the merger was announced.
      The following table presents the results of this analysis:
Life Sciences

	Transaction Value as
	Multiple of LTM

	EBIT		EBITDA		Sales

Mean	18.8	x	14.7	x	3.4x
Median	17.9	x	13.1	x	3.3x
The merger	16.0	x	12.7	x	2.2x
Healthcare Distribution

	Transaction Value as
	Multiple of LTM

	EBIT		EBITDA		Sales

Mean	17.3	x	12.6	x	0.7x
Median	16.0	x	12.4	x	0.7x
The merger	16.0	x	12.7	x	2.2x

Implied Transaction Multiples
      Based on the closing price of Thermo common stock and Fisher common stock on May 5, 2006, and the exchange ratio of 2.0, the Fisher financial advisors calculated an implied price per share of $78.90 for each share of Fisher common stock. In addition, the Fisher financial advisors calculated an implied enterprise value of approximately $12.8 billion for Fisher using the implied price per share of $78.90, the net debt of Fisher (estimated by Fisher to exist as of March 31, 2006) and the fully diluted number of shares outstanding (assuming treasury method treatment for all of Fisher’s convertible bonds). The Fisher financial advisors also calculated the implied enterprise value as a multiple of each of revenue, EBITDA, and EBIT, for calendar years 2005 and 2006 based on the financial forecasts for Fisher.

      The following table presents the results of this analysis:

Implied Transaction Multiples	Revenues		EBITDA		EBIT

CY2005A	2.4	x	14.0	x	17.3x
LTM			12.7	x	16.0x
CY2006E	2.1	x	11.9	x	14.9x
      The Fisher financial advisors also calculated the $78.90 implied per share price to be received by holders of shares of Fisher common stock pursuant to the merger as a multiple of earnings per share for calendar years 2006 and 2007 based on the financial forecasts for Fisher. The following table presents the results of this analysis:
SHARE PRICE AS A MULTIPLE OF:

	GAAP EPS	Cash EPS

CY2006E	20.5x	18.8x
CY2007E	17.7x	16.5x

Selected Companies Analysis
      The Fisher financial advisors reviewed and compared certain financial information for Fisher and Thermo to corresponding financial information and public market multiples for the following publicly traded corporations and indices of publicly traded corporations in the life sciences and healthcare distribution industries:

•	an instruments index which includes Agilent Technologies Inc., Applera Corp. — Applied Biosystems Group, Biacore International, Bruker BioSciences Corp., Dionex Corp., MDS Inc., Mettler — Toledo International Inc., PerkinElmer Inc., Tecan Group, Varian Medical Systems Inc., and Waters Corp.

•	Beckman Coulter, Inc.

•	Thermo

•	Qiagen N.V.

•	Millipore Corp.

•	Becton, Dickinson and Company;

•	Invitrogen Corp.

•	Sigma-Aldrich Corp.

•	Fisher

•	a Distribution Index which includes AmerisourceBergen Corp., Henry Schein Inc., Cardinal Health Inc., McKesson Corp., Owens & Minor Inc., Patterson Companies Inc. and PSS World Medical Inc.
      Although none of the selected companies or the companies comprising the selected indices is directly comparable to Fisher or Thermo, the companies included were chosen because they are, and the indices included were chosen because the companies of which they are comprised are, publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Fisher and Thermo.
      The Fisher financial advisors calculated the estimated 2006 price-to-earnings ratio for these selected companies, which is referred to as price/earnings ratio based on IBES projections. The price/earnings ratios of the selected companies ranged from 18.0x to 28.4x, with Thermo’s price/earnings ratio at 23.0x on a cash basis and Fisher’s price/earnings ratio at 19.2x and 17.6x on a GAAP and cash basis, respectively.

Miscellaneous
      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinions of the Fisher financial advisors. In arriving at their respective opinions, each of the Fisher financial advisors considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, each Fisher financial advisor made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Fisher or Thermo or the merger.
      The Fisher financial advisors prepared these analyses for purposes of providing their respective opinions to the Fisher board of directors as to the fairness from a financial point of view to the holders of the outstanding shares of Fisher common stock of the exchange ratio. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Fisher, Thermo, either of the Fisher financial advisors or any other person assumes responsibility if future results are materially different from those forecast. As described above, the opinions of each Fisher financial advisor to the Fisher board of directors were two of many factors taken into consideration by the Fisher board of directors in making its determination to approve the merger agreement.
      The exchange ratio was determined through arms’-length negotiations between Fisher and Thermo and was approved by the Fisher board of directors. The Fisher financial advisors provided advice to Fisher during these negotiations. The Fisher financial advisors did not, however, recommend any specific amount of consideration to Fisher or its board of directors or that any specific exchange ratio constituted the only appropriate consideration for the merger.
Financial Interests of Directors and Officers in the Merger
      Some of the members of Thermo’s and Fisher’s management, executive officers and the non-employee directors of their boards of directors have interests in the merger that are in addition to, or different from, the interests of Thermo and Fisher stockholders generally, which are described below. The Thermo and Fisher boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement, the issuance of Thermo common stock to Fisher stockholders, the amendment of the Thermo charter and the other transactions contemplated by the merger agreement.
Financial Interests of Fisher Directors and Officers in the Merger

Employment Agreements
      Fisher’s executive officers are Messrs. Montrone, Meister, Della Penta, Clark and Rea. Fisher has entered into employment agreements with each of its executive officers that, among other things, provide for certain payments and benefits upon a qualifying termination of the executive’s employment, including a qualifying termination of employment following a “change in control”, referred to as a Qualifying Separation. The consummation of the merger would constitute a change in control for purposes of these agreements.
      Set forth below are the payments and benefits that would be applicable on the assumption that a Qualifying Separation occurred as of October 1, 2006. It is anticipated that Messrs. Montrone’s, Meister’s, Della Penta’s, Clark’s and Rea’s employment under their existing employment agreements with Fisher will terminate upon the consummation of the merger. However, certain executive officers of Fisher are expected to continue to be available to provide services to the combined company after the merger on a basis to be determined as part of the integration planning process.

      Mr. Montrone. Mr. Montrone’s employment agreement provides for payment of certain post-termination and retirement benefits, as described in Fisher’s Proxy Statement filed with the SEC on April 6, 2006, which is incorporated by reference into this document. These benefits are fully vested and unaffected by the merger.
      Mr. Meister. In a Qualifying Separation, Mr. Meister would be entitled to receive a pro-rata portion of his target bonus for the year of termination and, subject to his remaining available to assist in the transition of his duties and responsibilities, a lump sum payment of severance equal to three times the sum of his annual base salary and target bonus. Mr. Meister would also receive three years of continued fringe benefits, personal perquisites and other benefits provided during his employment. For purposes of calculating his supplemental retirement benefits, Mr. Meister would be deemed to have completed three additional years of service and received the cash severance as compensation for services over such three year period. The amount of the cash payments described above would be approximately $6.9 million. Mr. Meister will serve as non-executive Chairman of the board of directors of the combined company.
      Mr. Della Penta. On January 10, 2006, Fisher’s Compensation Committee accepted Mr. Della Penta’s notification of his retirement from employment effective at the end of 2006.
      In a Qualifying Separation, Mr. Della Penta would be entitled to receive a lump sum payment equal to the product of two times his base salary and outplacement services with a cost of up to $50,000. Mr. Della Penta would also receive two years of continued medical coverage. The amount of the cash payments described above would be approximately $1.3 million.
      Mr. Clark. In a Qualifying Separation, Mr. Clark would be entitled to receive a pro-rata portion of his target bonus for the year of termination, a lump sum payment of severance equal to two and one-half times the sum of his annual base salary and target bonus, and a lump sum payment equal to two and one-half times Fisher’s annual contributions to any defined contribution plans for Mr. Clark. Mr. Clark would also receive from Fisher two and one-half years of continued medical, dental, vision, life insurance and accidental death and dismemberment insurance benefits. For purposes of calculating his supplemental retirement benefits, Mr. Clark would be deemed to have completed two and one-half additional years of service and received his annual base salary and annual bonus as compensation for services over such two and one-half year period. To the extent the date of Mr. Clark’s termination of employment is after Fisher’s fiscal year end, but before the determination of a long term incentive plan payout, Mr. Clark would be entitled to receive the target long term incentive award to which he is then entitled based upon the results for the prior fiscal year. In addition, Mr. Clark would also receive a payment equal to the full target of the long term incentive plan award for the year of termination. The amount of the cash payments described above would be approximately $6.5 million.
      Mr. Rea. In a Qualifying Separation, Mr. Rea would be entitled to receive a pro-rata portion of his target bonus for the year of termination, a lump sum payment of severance equal to two and one-half times the sum of his annual base salary and target bonus, and a lump sum payment equal to two and one-half times Fisher’s annual contributions to any defined contribution plans for Mr. Rea. Mr. Rea would also receive two and one-half years of continued medical, dental, vision, life insurance and accidental death and dismemberment insurance benefits. For purposes of calculating his supplemental retirement benefits, Mr. Rea would be deemed to have completed two and one-half additional years of service and received the cash severance as compensation for services over such two and one-half year period. Mr. Rea would also receive a $20,000 cash payment, which he may use for outplacement services. The amount of the cash payments described above would be approximately $1.1 million.

Equity-Based Awards
      As described in “The Merger — Treatment of Stock Options and Other Equity-Based Awards,” upon completion of the merger each outstanding Fisher option, whether or not exercisable, will be assumed by Thermo and converted into an option to acquire the number of shares of Thermo common stock equal to two times the number of shares of Fisher common stock that were subject to the original Fisher stock option at a per share exercise price equal to the exercise price per share of the original Fisher stock option divided by two (rounded up to the nearest whole cent). Each converted Fisher stock option will have the same terms and conditions as were in effect immediately prior to the merger, subject to any accelerated vesting as a result of the merger to the extent provided by the terms of the applicable Fisher stock plan.
      Upon completion of the merger, each Fisher stock unit award will be assumed by Thermo and converted into a stock unit award in respect of the number of shares of Thermo common stock equal to two times the number of shares of Fisher common stock subject to the Fisher stock unit award. Each converted stock unit award will have the same terms and conditions as were in effect immediately prior to the merger, except that the performance conditions applicable to the vesting of the converted stock unit awards will be deemed to have been satisfied upon completion of the merger, and the converted stock unit awards (other than those stock unit awards granted under the Fisher 2005 Equity and Incentive Plan which are subject to a performance based restricted stock unit purchase agreement, referred to as Investment RSUs, and which become vested and payable in accordance with their current terms upon the merger) will instead generally vest and be settled in three equal increments on the first three anniversaries of their original grant date, subject to the holder’s continued employment on each such vesting date (other than upon a Qualifying Separation, in which case such award would vest immediately upon such Qualifying Separation).
      As soon as practicable following the merger, Fisher will make cash payments as contemplated by the initial terms of grant for the Investment RSUs. Similar cash payments to Fisher’s executive officers as contemplated by the initial terms of grant for other restricted stock unit awards, referred to as Cash Payment RSUs, will vest and become payable in three equal installments on each of the first, second and third anniversaries of their original grant date, subject to the holder’s continued employment on each such payment date (other than upon a Qualifying Separation, in which case such award would vest immediately upon such Qualifying Separation). Assuming that each of Messrs. Montrone, Meister, Della Penta, Clark and Rea experience a Qualifying Separation immediately following completion of the merger, the aggregate amount of all such cash payments (with respect to both Investment RSUs and Cash Payment RSUs) payable to Messrs. Montrone, Meister, Della Penta, Clark and Rea will be approximately $4.1 million, $3.3 million, $0.6 million, $2.2 million and $0.4 million, respectively.
      Pursuant to the initial grant terms for certain stock option and restricted stock unit awards and/or underlying equity incentive plans, the consummation of the merger will result in the vesting of certain stock options and restricted stock units held by Fisher’s executive officers. In addition, certain unvested stock options and restricted stock unit awards will vest and/or become free of restrictions if the holder experiences a Qualifying Separation following the consummation of the merger. Assuming that each of Messrs. Montrone, Meister, Della Penta, Clark and Rea experience a Qualifying Separation immediately following completion of the merger, the aggregate amount and value (based on an assumed Fisher stock price of $73.75) of all such unvested Fisher stock options and the number of Fisher restricted stock units held by the Fisher executive officers that will become fully vested and/or free of restrictions in connection with the completion of the merger and such Qualifying Separation is as follows:

		Aggregate Spread
	Number of Shares	for All Unvested	Total Number of	Aggregate Value for
	Underlying All	Fisher Stock	All Unvested	All Unvested Restricted
	Unvested Fisher	Options	Restricted Stock	Stock Units
Executive Officer	Stock Options	($)(millions)	Units	($)(millions)

Mr. Montrone	182,000	1.9	125,610	9.3
Mr. Meister	145,640	1.5	99,230	7.3
Mr. Della Penta	109,180	1.1	18,400	1.4
Mr. Clark	90,880	1.0	65,570	4.8
Mr. Rea	15,880	0.1	11,570	0.9

Interests of Directors
      Each of Fisher’s non-employee directors hold options to acquire Fisher common stock, which ordinarily vest over three years from the date of grant, subject to the director’s continued service on the board. Any such options which are unvested will become fully vested at the time of the merger. A total of 160,004 unvested options held by Fisher’s non-employee directors as a group will vest in connection with the merger.

      Each of Fisher’s non-employee directors hold restricted stock units, which ordinarily vest over three years from the date of grant, subject to the director’s continued service on the board. Any such restricted stock units which are unvested will become fully vested at the time of the merger. A total of 16,000 unvested restricted stock units held by Fisher’s non-employee directors as a group will vest in connection with the merger.
      Pursuant to the terms of the Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc., upon a change in control, a non-employee director with less than 5 years of eligible service on the Fisher Board will be deemed to have completed 5 years of eligible service for purposes of receiving benefits under the plan. As a result of the merger, the retirement benefits of six non-employee directors will vest.

Indemnification and Insurance
      The merger agreement provides that, for at least six years after the merger, the combined company will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of Fisher and its subsidiaries with respect to acts or omissions occurring prior to the merger, including those relating to the merger, to the fullest extent permitted by applicable laws. After the merger, the combined company will also fulfill and honor the obligations of Fisher under any indemnification agreements between Fisher and its present or former directors, officers and employees.
      The merger agreement also provides that the combined company will maintain for a period of six years after completion of the merger the current directors’ and officers’ and fiduciary liability insurance policies maintained by Fisher, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policies, with respect to facts or events occurring prior to the merger, including events relating to the merger, although the combined company will not be required to make aggregate annual premium payments for such policies in excess of 250% of the annual premiums currently paid by Fisher and its subsidiaries for directors’ and officers’ and fiduciary liability insurance. In the event that the combined company is unable to maintain or obtain such insurance, the combined company will obtain as much comparable insurance as is available for annual premium payments equal to 250% of the annual premiums currently paid by Fisher for directors’ and officers’ and fiduciary liability insurance.

Surviving Company Board of Directors
      For a discussion of the composition of the surviving company board of directors, see “— Board of Directors and Management Following the Merger.”
Financial Interests of Thermo Directors and Officers in the Merger
      Existing Thermo Change in Control Retention Agreements. The seven executive officers of Thermo, including Marijn E. Dekkers, Marc N. Casper, Guy Broadbent, Seth H. Hoogasian and Peter M. Wilver, have previously entered into agreements with Thermo that contain change in control severance provisions. Under these agreements, if, during the eighteen-month period following a change in control of Thermo, the employment of a covered executive is terminated other than for “cause” or disability, or by the covered executive for “good reason,” the covered executive will be entitled to receive the following payments and benefits: (1) a pro-rata annual bonus through the date of termination, based on the annual bonus paid for the most recently completed year, (2) a payment equal to two (three in the case of Mr. Dekkers) times the sum of the executive’s highest annual base salary during the five-year period preceding the change in control and the executive’s highest annual bonus earned during the same five-year period, (3) two years (three in the case of Mr. Dekkers) of benefits continuation and (4) outplacement services. If any amounts or benefits received under the change in control retention agreements or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment will be made to restore the executive to the after-tax position that he would have been in if the excise tax had not been imposed. The merger will be a change in control for purposes of these agreements. Assuming the merger is completed after September 30, 2006, it is currently estimated that the aggregate amount of the cash severance payments that could become payable to the seven executive officers of Thermo, as a group, upon their qualifying terminations of employment following the completion of the merger, is $19,370,000 in the aggregate.
      Thermo Deferred Compensation Plans. Thermo maintains two deferred compensation plans, one for certain employees and one for non-employee directors. In the event of a change in control of Thermo, the employee deferred compensation plan requires the appointment of a third-party administrator and provides that if the plan is terminated all account balances must be paid as lump sum distributions. The merger will be a change in control for purposes of this plan, although Thermo intends to amend the plan to provide that the merger will not constitute a change in control under the plan. In the event of a change in control of Thermo, the director deferred compensation plan provides that the plan will terminate and all account balances denominated in Thermo stock units will be distributed in shares of Thermo common stock. The merger will be a change in control for purposes of the director plan. Based on the expected account balances of the four active participating non-employee directors as of September 30, 2006, the approximate number of shares of Thermo common stock to be distributed to them as a group is 74,672 in the aggregate.
      Thermo Equity-Based Awards. Pursuant to the terms of the Thermo equity incentive plans, upon a change in control of Thermo, substantially all of the outstanding awards under the plans will vest, become exercisable or be settled and/or the restrictions thereon will lapse, as applicable. In connection with the execution of the merger agreement, Mr. Dekkers waived his right to accelerated vesting of his currently outstanding options to acquire 1,264,600 shares of Thermo common stock solely as a result of the merger.
      Assuming the merger is completed after September 30, 2006, (1) the number of unvested stock options to acquire shares of Thermo common stock held by six of the Thermo executive officers as a group that will become fully vested upon completion of the merger is 1,444,662, in the aggregate, (2) the number of shares of restricted Thermo common stock and restricted stock units held by the seven Thermo executive officers as a group that will vest and become free of restriction in connection with the completion of the merger is 145,001, in the aggregate, and (3) the number of unvested stock options to acquire shares of Thermo common stock held by the seven non-employee directors of Thermo as a group that will become fully vested upon completion of the merger is 190,326, in the aggregate.
      Future Long-Term Incentive Awards. Pursuant to the merger agreement, the board of directors of Thermo will, in consultation with Fisher, establish a long-term incentive compensation program for the benefit of the senior management of the combined company. Subject to completion of the merger, this program will provide each such individual with unvested long-term incentive compensation that is comparable in aggregate value to the currently unvested (but which will vest upon the completion of the merger as described above) equity-based awards that are now held by such individuals.
Board of Directors and Management Following the Merger
      Following the merger, the board of directors of the combined company will consist of eight directors and for a period of three years will be maintained at a ratio of five directors selected by Thermo and three directors selected by Fisher. If there is a vacancy created by the cessation of service by a Thermo director, a majority of the remaining Thermo directors will propose a nominee to fill the vacant position. Similarly, if there is a vacancy created by the cessation of service by a Fisher director, a majority of the remaining Fisher directors will propose a nominee to fill the vacant position. Following the merger, Mr. Dekkers will serve as President and Chief Executive Officer and Mr. Meister will serve as non-executive Chairman of the board of directors, of the combined company and in that role will continue to advise the combined company on strategic matters. The foregoing agreements will be included in the bylaws of the combined company. See “The Merger Agreement — Amendments to Thermo Bylaws.”
      The board will include Mr. Meister, Mr. Manzi, Mr. Dekkers, Mr. Manning, Dr. Porter, Ms. Ullian and two additional independent Fisher directors as selected by Fisher who are reasonably acceptable to Thermo.
      The board of directors of the combined company after the merger will have the following committees, each with three members. The executive committee will be comprised of Messrs. Meister, Manzi and

Dekkers, with Mr. Meister as Chairman. The audit committee will be comprised of two Thermo designees to be determined and one Fisher designee to be determined, with the Chairman being a Thermo designee to be determined. The compensation committee will be comprised of two Thermo designees to be determined and one Fisher designee to be determined, with the Chairman being a Thermo designee to be determined. The nominating and corporate governance committee will be comprised of two Thermo designees to be determined and one Fisher designee to be determined, with the Chairman being a Thermo designee to be determined.
Material U.S. Federal Income Tax Consequences of the Merger
      The following is a discussion of the material U.S. federal income tax consequences of the merger to Fisher stockholders who exchange their shares of Fisher common stock for shares of Thermo common stock in the merger. This discussion addresses only Fisher stockholders who are U.S. Holders (as defined below) and hold Fisher common stock as a capital asset. It does not address all of the U.S. federal income tax consequences that may be relevant to a particular Fisher stockholder in light of that stockholder’s individual circumstances or to a Fisher stockholder who is subject to special rules, including, without limitation:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a stockholder who is not a U.S. Holder;

•	a pass-through entity or an investor in such an entity;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a stockholder who holds Fisher common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; and

•	a stockholder who acquired his or her shares of Fisher common stock pursuant to the exercise of employee stock options or otherwise as compensation.
      The following discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This discussion is not binding on the Internal Revenue Service, which is referred to as the IRS, and there can be no assurance that the IRS (or a court, if challenged by the IRS) will agree with the conclusions stated herein. In addition, this discussion does not address any state, local or foreign tax consequences of the merger. Fisher stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances including the applicability and effect of U.S. federal, state, local, foreign income and other tax laws.
      For purposes of this discussion, “U.S. Holder” refers to a beneficial holder of Fisher common stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If an entity treated as a partnership for U.S. federal income tax purposes holds Fisher common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of that partnership. If a U.S. Holder is a partner of a partnership holding that common stock, the holder should consult its tax advisor regarding the tax consequences of the merger.
      It is a condition to the completion of the merger that Thermo receive a written opinion from its counsel, Wachtell, Lipton, Rosen & Katz, and that Fisher receive a written opinion from its counsel, Skadden, Arps,

Slate, Meagher & Flom LLP, in each case dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Thermo nor Fisher intends to waive this closing condition. In the event that either Thermo or Fisher waives receipt of such opinion from its counsel, however, Thermo and Fisher will resolicit the approval of its stockholders after providing appropriate disclosure. The opinions will rely on certain assumptions as well as representations made by Thermo, Trumpet Merger Corporation and Fisher. If any of those assumptions or representations are inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here. An opinion of counsel is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.
      Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:

•	a Fisher stockholder whose shares of Fisher common stock are exchanged in the merger for shares of Thermo common stock will not recognize gain or loss;

•	a Fisher stockholder’s aggregate tax basis in shares of Thermo common stock received in the merger will equal the aggregate tax basis of the Fisher common stock surrendered in the merger; and

•	a Fisher stockholder’s holding period for shares of Thermo common stock received in the merger will include the holding period for the shares of Fisher common stock surrendered in the merger.

Information Reporting
      U.S. Holders receiving Thermo common stock as a result of the merger generally will be required to retain records pertaining to the merger and generally will be required to file with their U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
Accounting Treatment
      Thermo prepares its financial statements in accordance with GAAP. The merger will be accounted for using the purchase method of accounting. Statement of Financial Accounting Standards No. 141, Business Combinations, referred to as SFAS 141, provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. SFAS 141 provides that in a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the equity interests is generally the acquiring entity. In some business combinations, however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. SFAS 141 further provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company and the terms of the exchange of equity securities in the business combination, including payment of any premium.
      Based on the Thermo board members and senior management representing a majority of the board and senior management of the combined company, as well as the terms of the exchange, with Fisher shareholders receiving a premium (as of the date preceding the merger announcement) over the fair market value of their shares on such date, Thermo is considered to be the acquirer of Fisher for accounting purposes. This means that Thermo will allocate the purchase price to the fair value of Fisher’s assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment annually.
Regulatory Approvals Required for the Merger
      Thermo and Fisher have each agreed to use reasonable best efforts in order to obtain all regulatory approvals required in order to consummate the merger.

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and related rules (referred to as the HSR Act), the merger cannot be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the U.S. Federal Trade Commission (referred to as the FTC) and the Antitrust Division of the U.S. Department of Justice (referred to as the Antitrust Division). Thermo and Fisher are in the process of finalizing submission of the necessary notification and report forms under the HSR Act with the FTC and the Antitrust Division, which the parties expect to complete on or before July 26, 2006. The initial waiting period is 30 days after the filing of the notification and report forms, but this period may be extended if the reviewing agency issues a formal request for additional information and documentary material, referred to as a second request. If the reviewing agency issues a second request, the parties may not complete the merger until 30 days after both parties substantially comply with the second request, unless the waiting period is terminated earlier.
      At any time before or after completion of the merger, the Antitrust Division or the FTC or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger or to seek divestiture of particular assets of Thermo or Fisher. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in every transaction, a challenge to the merger on antitrust grounds may be made, and, if such a challenge is made, it is possible that Thermo and Fisher will not prevail.
      Thermo and Fisher each conducts business in member states of the European Union. Council Regulation (EEC) 139/2004, as amended, requires notification to and approval by the European Commission of mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specific thresholds before these mergers or acquisitions are implemented. Thermo and Fisher intend to file a merger notification with the European Union antitrust authorities as soon as practicable.
      The European Commission must review the merger to determine whether or not it is compatible with the common market, and, accordingly, whether or not to permit it to proceed. A merger or acquisition that would not significantly impede effective competition in the common market or in a substantial part of it, in particular as a result of the creation or strengthening of a dominant position, shall be declared compatible with the common market and must be allowed to proceed. If, following a preliminary 25 business days Phase I investigation, which may be extended to 35 business days, the European Commission determines that it needs to examine the merger more closely because the merger raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation. If it initiates a Phase II investigation, the European Commission must issue a final decision as to whether or not the merger is compatible with the common market no later than 125 business days after the initiation of the Phase II investigation.
      Thermo and Fisher conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. Thermo and Fisher are currently reviewing whether filings or approvals may be required or advisable in those jurisdictions that may be material to Thermo and Fisher. It is possible that any of the regulatory authorities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger.
      Prior to completing the merger, the applicable waiting period under the HSR Act must expire or be terminated, and Thermo and Fisher are required to obtain the requisite antitrust approvals from the European Commission. In addition, Thermo and Fisher must obtain requisite approvals from any other regulatory authorities if the failure to obtain approvals of those regulatory authorities would have a material adverse effect on Thermo and its subsidiaries taken as a whole, or Fisher and its subsidiaries taken as a whole, respectively, in each case after giving effect to the merger.
      Although we do not expect regulatory authorities to raise any significant objections in connection with their review of the merger, we cannot assure you that we will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.

Exchange of Certificates in the Merger
      At or prior to the effective time of the merger, an exchange agent will be appointed to handle the exchange of Fisher stock certificates for certificates representing shares of Thermo common stock. Promptly after the effective time of the merger, the exchange agent will send a letter of transmittal and instructions to each former Fisher stockholder explaining the procedure for surrendering Fisher stock certificates in exchange for certificates representing the number of shares of Thermo common stock into which the shares of Fisher common stock will be converted in the merger.
      After the effective time of the merger, each certificate that previously represented shares of Fisher common stock will represent only the right to receive a certificate representing the shares of Thermo common stock into which the shares of Fisher common stock have been converted. In addition, after the effective time of the merger, Fisher will not register any transfers of the shares of Fisher common stock. Thermo stockholders need not exchange their stock certificates.
Treatment of Stock Options and Other Equity-Based Awards
      Upon completion of the merger, each outstanding option to acquire Fisher common stock, whether or not exercisable, will be assumed by Thermo and converted into an option to acquire that number of whole shares of Thermo common stock equal to the product of the number of shares of Fisher common stock that were subject to the original Fisher stock option multiplied by the exchange ratio (rounded down to the nearest whole share) at a per share exercise price equal to the exercise price per share of the original Fisher stock option divided by the exchange ratio (rounded up to the nearest whole cent). Each converted Fisher stock option will have the same terms and conditions as were in effect immediately prior to the completion of the merger, subject to any accelerated vesting as a result of the merger to the extent provided by the terms of the applicable Fisher stock plan.
      Upon completion of the merger, each stock unit award in respect of Fisher common stock will be assumed by Thermo and converted into a stock unit award in respect of the number of shares of Thermo common stock (or an amount in respect thereof for cash settled Fisher stock unit awards) equal to the number of shares of Fisher common stock subject to the Fisher stock unit award, multiplied by the exchange ratio (rounded down to the nearest whole share). Each converted stock unit award will have the same terms and conditions as were in effect immediately prior to the completion of the merger, except that the performance conditions applicable to the vesting of the converted stock unit awards will be deemed to have been satisfied upon completion of the merger, and the converted stock unit awards (other than those stock unit awards granted under the Fisher 2005 Equity and Incentive Plan that are evidenced by a performance based restricted stock unit investment agreement and which become vested and payable in accordance with their current terms upon a change in control transaction, such as the completion of the merger) will instead generally vest and be settled in three equal increments on the first three anniversaries of their original grant date, subject to the holder’s continued employment with the combined company or the surviving corporation as of each such vesting date.
      Prior to the completion of the merger, Thermo will take the corporate action necessary to reserve for issuance a sufficient number of shares of Thermo common stock for delivery in connection with the exercise of the converted stock options and stock unit awards and, within one business day of the completion of the merger, Thermo will register the shares of Thermo common stock subject to such converted options and awards.
      Following the completion of the merger, Thermo may grant equity awards under the Fisher stock and equity incentive plans, to the extent shares are available for grant under any such plan, in accordance with the mergers and acquisitions exemption to the equity compensation plan shareholder approval requirement under the NYSE rules.

Restrictions on Sales of Shares of Thermo Common Stock Received in the Merger
      Thermo common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Fisher stockholder who may be deemed to be an “affiliate” of Thermo or Fisher for purposes of Rule 145 under the Securities Act.
      Under Rule 145, former Fisher stockholders who were affiliates of Fisher at the time of the Fisher special meeting and who are not affiliates of Thermo after the completion of the merger, may sell their Thermo common stock received in the merger at any time subject to the volume and sale limitations of Rule 144 under the Securities Act. Further, so long as such former Fisher affiliates are not considered affiliates of Thermo following the completion of the merger, and a period of at least one year has elapsed from the completion of the merger, such former affiliates may sell their Thermo common stock received in the merger without regard to the volume and sale limitations of Rule 144 under the Securities Act so long as there is adequate current public information available about Thermo in accordance with Rule 144. After a period of two years has elapsed from the completion of the merger, and so long as such former affiliates are not affiliates of Thermo and have not been for at least three months prior to such sale, such former affiliates may freely sell their Thermo common stock. Former Fisher stockholders who become affiliates of Thermo after completion of the merger will still be subject to the volume and sale limitations of Rule 144 under the Securities Act, until each such stockholder is no longer an affiliate of Thermo. This document does not cover resales of Thermo common stock received by any person upon completion of the merger, and no person is authorized to make any use of this document in connection with any resale.
Listing of Thermo Common Stock
      It is a condition to the completion of the merger that the Thermo common stock issuable in the merger or upon exercise of options to purchase Thermo common stock issued in substitution for Fisher options be approved for listing on the NYSE, subject to official notice of issuance.
Appraisal Rights
      Under the General Corporation Law of the State of Delaware, or the DGCL, holders of Fisher common stock are not entitled to appraisal rights in connection with the merger. See the section entitled “Appraisal Rights” beginning on page 88.

THE MERGER AGREEMENT
      The following summarizes material provisions of the merger agreement which is attached as Annex A to this document and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. Thermo and Fisher stockholders are urged to read the merger agreement carefully and in its entirety as well as this document before making any decisions regarding the merger.
Completion of the Merger
      Unless the parties agree otherwise, the closing of the merger will take place on a date specified by the parties, but no later than the second business day after all closing conditions have been satisfied or waived, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019. The merger will be completed when we file a certificate of merger with the Delaware Secretary of State, unless we agree to a later time for the completion of the merger and specify that time in the certificate of merger.
      We currently expect to complete the merger in the fourth quarter of 2006, subject to receipt of required stockholder and regulatory approvals.
Conditions to Completion of the Merger
      The obligations of Fisher and Thermo to complete the merger are subject to the satisfaction of the following conditions:

•	the adoption of the merger agreement by Fisher stockholders;

•	the approval of the issuance of Thermo common stock in the merger and the Thermo charter amendment proposal by Thermo stockholders;

•	the termination or expiration of the applicable waiting periods under the HSR Act and all required notifications and filings under the ECMR;

•	the receipt of other requisite regulatory approvals, unless failure to obtain them would not, individually or in the aggregate, have a material adverse effect on Fisher and its subsidiaries, taken as a whole, or Thermo and its subsidiaries, taken as a whole (after giving effect to the merger);

•	no judgment or other legal prohibition of any court or other governmental entity shall be in effect that prohibits the completion of the merger;

•	the SEC having declared effective the registration statement of which this document forms a part; and

•	the authorization for listing by the NYSE of the Thermo common stock issuable to Fisher stockholders in the merger.
      In addition, each of Fisher’s and Thermo’s obligation to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct, subject to the material adverse effect standard provided in the merger agreement;

•	the other party having performed or complied with, in all material respects, all obligations required to be performed or complied with by it under the merger agreement;

•	the other party and its respective subsidiaries, taken as a whole, not having suffered any material adverse effect, as defined in the merger agreement;

•	the receipt of an officer’s certificate executed by each of the other party’s Chief Executive Officer and Chief Financial Officer stating that the three preceding conditions have been satisfied; and

•	the receipt of an opinion of that party’s counsel to the effect that the merger will qualify as a “reorganization” under the Code.
Reasonable Best Efforts to Obtain Required Stockholder Votes
      Each company has agreed to take all lawful action to give notice of, convene and hold a meeting of its stockholders as promptly as practicable for the purpose of obtaining the required stockholder vote to approve the transactions contemplated by the merger agreement. In addition, each party has agreed to use its reasonable best efforts to obtain from its stockholders the required stockholder vote, in the case of Thermo, in favor of the stock issuance proposal and the Thermo charter amendment proposal, and in the case of Fisher, in favor of adoption of the merger agreement.
No Solicitation
      Each company has agreed that from the time of the execution of the merger until the consummation of the merger or the termination of the merger agreement, subject to certain customary exceptions, none of Fisher or Thermo, their respective subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Fisher or Thermo will directly or indirectly solicit, initiate or encourage or knowingly facilitate (including by way of furnishing information or entering into any agreements, arrangements or understandings) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Fisher or Thermo or any of their respective subsidiaries. Additionally, each company has agreed that neither company will participate in any discussions or negotiations regarding any alternative transaction to this transaction or enter into any agreement regarding any alternative transaction.
      Nevertheless, the board of directors of both Fisher and Thermo will be permitted to, prior to the receipt of the relevant stockholder approval required to consummate the merger, furnish information with respect to Fisher or Thermo and their respective subsidiaries, to a person making a bona fide written alternative transaction proposal and participate in discussions and negotiations with respect to such bona fide written alternative transaction proposal received by Fisher or Thermo, if the board of directors of such company determines in good faith (after consultation with outside legal counsel) that the failure to do so would, or would reasonably be likely to, cause it to violate its fiduciary duties. The merger agreement requires that the companies notify each other if any alternative transaction proposals are presented to either company.
      The merger agreement requires both Fisher and its subsidiaries, and Thermo and its subsidiaries, to cease and terminate any existing discussions or negotiations with any persons conducted prior to the execution of the merger agreement and use reasonable best efforts to cause all persons other than Fisher or Thermo who have been furnished confidential information regarding Fisher or Thermo in connection with the solicitation of or discussions regarding an alternative transaction proposal within the 12 months prior to the date of the signing of the merger agreement to promptly return or destroy such information. In addition, Fisher and Thermo agree not to, and to cause their respective subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Fisher or Thermo or their respective subsidiaries is or may become a party.
      Fisher and Thermo are required to use their reasonable best efforts to inform their respective representatives of the no solicitation restrictions provided for in the merger agreement.
Termination of the Merger Agreement
      Right to Terminate. The merger agreement may be terminated at any time prior to the effective time of the merger, under the following circumstances:

•	by mutual written consent of Fisher and Thermo, if the board of directors of each so determines;

•	by written notice of either Fisher or Thermo (as authorized by the board of directors of Fisher or Thermo, as applicable):

1.	if the merger is not consummated by May 7, 2007;

2.	if a governmental entity issues a final and nonappealable order, decree or ruling or takes any other action that permanently restrains, enjoins or otherwise prohibits the merger;

3.	if Fisher’s stockholder approval is not obtained at Fisher’s stockholder meeting or at any adjournment or postponement, at which the vote to obtain the approval required for this transaction is taken; or

4.	if Thermo’s stockholder approval is not obtained at Thermo’s stockholder meeting or at any adjournment or postponement, at which the vote to obtain the approval required for this transaction is taken;

•	by Fisher upon a breach of any representation, warranty, covenant or agreement on the part of Thermo, or if any representation or warranty of Thermo becomes untrue, in either case such that the conditions to Fisher’s obligations to complete the merger would not then be satisfied and in any such case such breach is incapable of being cured or is not cured in all material respects within 10 days after written notice of such breach is received by Thermo;

•	by Thermo upon a breach of any representation, warranty, covenant or agreement on the part of Fisher, or if any representation or warranty of Fisher becomes untrue, in either case such that the conditions to Thermo’s obligations to complete the merger would not then be satisfied and in any such case such breach is incapable of being cured or is not cured in all material respects within 10 days after written notice of such breach is received by Fisher;

•	by Fisher if the board of directors of Thermo, for any reason fails to recommend in this document a vote in favor of the stock issuance and the charter amendment, or in a manner adverse to Fisher withdraws, modifies or qualifies, or proposes to withdraw, modify or qualify, the recommendation by the board of directors in favor of the stock issuance and the charter amendment to Thermo’s stockholders. Additionally, Fisher can terminate if Thermo takes any public action or makes any public statement in connection with the meeting of Thermo stockholders inconsistent with the recommendation to approve the stock issuance and the charter amendment or recommends any alternative transaction; or

•	by Thermo if the board of directors of Fisher, for any reason fails to recommend in this document a vote in favor of adoption of the merger agreement, or in a manner adverse to Thermo withdraws, modifies or qualifies, or proposes to withdraw, modify or qualify, the recommendation by the board of directors in favor of adoption of the merger agreement to Fisher’s stockholders. Additionally, Thermo can terminate if Fisher takes any public action or makes any public statement in connection with the meeting of Fisher stockholders inconsistent with the recommendation to approve the adoption of the merger agreement or recommends any alternative transaction.
Termination Fee
      If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party is in willful or intentional breach of any representation, warranty, covenant or agreement contained in the merger agreement. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between Thermo and Fisher, will continue in effect notwithstanding termination of the merger agreement. Upon a termination, a party may become obligated to pay to the other party a termination fee (which will, in any case, only be payable once), as described below:
      Fisher will be obligated to pay a termination fee of $300 million immediately upon termination if the merger agreement is terminated:

•	by Thermo if the board of directors of Fisher, for any reason fails to recommend in this document a vote in favor of adoption of the merger agreement, or in a manner adverse to Thermo withdraws, modifies or qualifies, or proposes to withdraw, modify or qualify, the recommendation by the board of directors in favor of adoption of the merger agreement to Fisher’s stockholders; or

•	by Thermo if Fisher, in a manner adverse to Thermo, takes any public action or makes any public statement in connection with the meeting of Fisher’s stockholders inconsistent with the recommendation to approve the adoption of the merger agreement or recommends any alternative transaction.
      Fisher will separately be obligated to pay a termination fee of $300 million if the merger agreement is terminated:

•	by either party because the merger is not consummated by May 7, 2007 and at the time of such termination Fisher has not obtained stockholder approval for the adoption of the merger agreement;

•	by either party because Fisher does not obtain stockholder approval for the adoption of the merger agreement at the Fisher special meeting; or

•	by Thermo because Fisher breaches one of its representations or warranties or covenants in the merger agreement, in such a way that the related closing conditions described in the first and second bullets in the second paragraph under “— Conditions to Completion of the Merger” above would not be satisfied, and in each case at any time after the signing of the merger agreement and before such termination

•	an alternative transaction proposal with respect to Fisher is publicly proposed or publicly disclosed or, solely in the case of a termination because of Fisher’s breach of any representation or warranty or covenant under the merger agreement, otherwise communicated to the senior management or board of directors of Fisher, and

•	within 12 months of the date of such termination of the merger agreement, Fisher or any of its subsidiaries executes any definitive agreement with respect to, or consummates any alternative transaction.
      Thermo will be obligated to pay a termination fee of $200 million immediately upon termination if the merger agreement is terminated:

•	by Fisher if the board of directors of Thermo, for any reason fails to recommend in this document a vote in favor of the stock issuance and the charter amendment, or in a manner adverse to Fisher withdraws, modifies or qualifies, or proposes to withdraw, modify or qualify, the recommendation by the board of directors in favor of the stock issuance and the charter amendment to Thermo’s stockholders; or

•	by Fisher if Thermo, in a manner adverse to Fisher, takes any public action or makes any public statement in connection with the Thermo special meeting inconsistent with the recommendation to approve the stock issuance and the charter amendment or recommends any alternative transaction.
      Thermo will separately be obligated to pay a termination fee of $200 million if the merger agreement is terminated:

•	by either party because the merger is not consummated by May 7, 2007 and at the time of such termination Thermo has not obtained stockholder approval for the stock issuance and the charter amendment; or

•	by either party because Thermo does not obtain stockholder approval for the stock issuance and the charter amendment at the Thermo special meeting; or

•	by Fisher because Thermo breaches one of its representations or warranties or covenants in the merger agreement, in such a way that the related closing conditions described in the first and second bullets in the second paragraph under “— Conditions to Completion of the Merger” above would not be satisfied, and in each case at any time after the signing of the merger agreement and before such termination

•	an alternative transaction proposal with respect to Thermo is publicly proposed or publicly disclosed or, solely in the case of a termination because of Thermo’s breach of any representation or warranty or covenant under the merger agreement, otherwise communicated to the senior management or board of directors of Thermo, and

•	within 12 months of the date of such termination of the merger agreement, Thermo or any of its subsidiaries executes any definitive agreement with respect to, or consummates any alternative transaction.
Conduct of Business
      Each of Thermo and Fisher have undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the merger. In general, each of Thermo and Fisher has agreed to (1) maintain its existence in good standing under applicable laws, (2) conduct its operations only in the ordinary and usual course of business consistent with past practice and (3) use its reasonable best efforts to keep available the services of the current officers, key employees and key consultants of each of our companies, and to preserve the current relationships of each company, with its customers, suppliers and other persons with which it has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization.
      In addition, between the date of the merger agreement and the effective time of the merger, each of Fisher and Thermo, has agreed to various specific restrictions relating to the conduct of its business, including the following (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing as provided in the merger agreement):

•	amendments or changes to its certificate of incorporation or bylaws or equivalent organizational documents;

•	the issuance or sale of capital stock, voting debt or other equity interests;

•	the declaration or payment of dividends or other distributions, other than certain ordinary course dividends or other distributions;

•	the reclassification, combination, split or subdivision of any of its capital stock or the issuance of any other securities in substitution for shares of its capital stock;

•	the acquisition of its capital stock, other equity interests or other securities;

•	the incurrence or guarantee of indebtedness for borrowed money or the issuance of any debt securities;

•	the termination or any material change in certain types of material contracts of either company, where such termination or change would have an adverse effect on either of the companies and their subsidiaries;

•	the entry into certain types of new material contracts (based on dollar amounts specified in the merger agreement);

•	the authorization of any material loan to any person (other than a wholly-owned subsidiary) outside the ordinary course of business;

•	changes in employee benefit plans and compensation of directors, executive officers and employees of either company;

•	grants of certain rights to severance or termination pay;

•	changes in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a governmental entity;

•	changes with regard to taxes, except in the ordinary course of business consistent with past practice;

•	changes to any material rights or claims to any confidentiality or standstill agreement to which either company is a party and which relates to a business combination involving either of the companies;

•	actions to write up, write down or write off the book value of any assets, individually or in the aggregate;

•	actions to render inapplicable, or to exempt any third person from, any state law takeover protections;

•	the acquisition or disposition of assets, operations, business or securities;

•	the engagement in any merger, consolidation or other business combination with any person;

•	actions that are intended or would reasonably result in any of the conditions to the merger not being satisfied;

•	acquisitions or dispositions of material intellectual property;

•	actions that would result in restructuring charges pursuant to GAAP;

•	the payment, discharge, settlement or satisfaction of any material claims, liabilities, obligations or litigation;

•	the entry into any new line of business material to either of the companies;

•	the maintenance of insurance coverage substantially similar to insurance coverage maintained as of the signing of the merger agreement; and

•	the entry into any non-competition contract or other contract that purports to limit either the type of business in which Fisher or its subsidiaries, or Thermo or its subsidiaries, may engage or the manner or locations in which any of them may so engage in any business.
Other Covenants and Agreements
      Expenses. Each company has agreed to pay its own fees and expenses incurred in connection with the merger and the merger agreement, except that each company has agreed to pay 50% of any expenses incurred in connection with the filing, printing and mailing of the registration statement of which this document forms a part with the SEC and the filing of pre-merger notification and report forms under the HSR Act and any applicable antitrust, competition or similar laws of any foreign jurisdiction (including filing fees).
      Other Covenants and Agreements. The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Thermo and Fisher in the preparation of this document;

•	timeliness in holding stockholders’ meetings to propose and approve the merger, the issuance of Thermo common stock in the merger and the Thermo charter amendments and the recommendation of the parties’ boards of directors that stockholders vote in favor of the proposals;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	joint consultation between Thermo and Fisher with respect to any public statements regarding the merger;

•	cooperation between Thermo and Fisher to obtain (and to keep each other apprised of the status of) all governmental approvals and consents required to complete the merger;

•	action to make Thermo’s rights agreement inapplicable to the merger and waiver by each party of state takeover statutes applicable to the merger;

•	cooperation between Thermo and Fisher in the preparation of all returns or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the merger;

•	Fisher’s agreement to terminate its Employee Stock Purchase Plan at least one full payroll period prior to the merger; and

•	employee plans and benefits provided after the merger, as described in the section entitled “— Employee Benefits Matters.”
Representations and Warranties
      The merger agreement contains reciprocal representations and warranties, many of which are qualified by materiality, made by each party to the other. The representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement, approval of the merger agreement by the parties’ boards of directors and voting requirements to consummate the merger;

•	filings with the SEC and other governmental entities;

•	accuracy of information supplied or to be supplied in the registration statement to be filed in connection with the merger;

•	absence of certain changes or events;

•	compliance with applicable laws and validity of permits;

•	labor and other employment matters, including benefit plans;

•	benefit plans;

•	tax matters;

•	absence of undisclosed interested party transactions;

•	environmental matters;

•	intellectual property matters;

•	compliance with the FDA;

•	inapplicability of state takeover statutes and shareholder rights agreements;

•	brokers used in connection with the merger agreement;

•	opinions of financial advisors;

•	existence and enforceability of material contracts;

•	ownership of real property;

•	absence of any actions that would prevent the merger from qualifying as a “reorganization” for U.S. federal income tax purposes; and

•	in the case of Thermo, that all action necessary has been taken or will be taken to render Thermo’s rights agreement inapplicable to the merger.
      The merger agreement also contains certain representations and warranties of Thermo with respect to its direct, wholly-owned subsidiary, Trumpet Merger Corporation, including corporate organization and authorization, no prior business activities, capitalization and approval of the merger agreement.
      The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 89.
Employee Benefits Matters
      Thermo has agreed to provide non-union Fisher employees, for a period of two years following closing, with benefits (other than options or equity-based awards or incentive plans) in the aggregate substantially no less favorable than benefits under comparable Fisher plans. Thermo will give Fisher employees full credit for purposes of eligibility, vesting, determination of level of benefits and benefit accrual under any employee benefit plans or arrangements maintained by Thermo.
      In connection with the merger, Thermo will waive all limitations on preexisting conditions or waiting periods with respect to participation and coverage requirements applicable to the Fisher employees under any welfare benefit plans that the employees may be eligible to participate. Thermo has also agreed to provide each Fisher employee with credit for any co-payments and deductibles paid under any Fisher benefit plan that provides healthcare benefits in the plan year in effect as of the closing in satisfying any applicable deductible or out-of-pocket expenses under any healthcare plans of Thermo.
      For any employee whose terms and conditions of employment are governed by collective bargaining agreements, Thermo will honor each of Fisher’s existing collective bargaining agreements and the terms and conditions thereunder.
Combined Company Headquarters and Fisher Offices
      The parties agreed that the headquarters of the combined company will be located in Waltham, Massachusetts, Thermo’s current headquarters, and that the combined company will maintain the current offices of Fisher in its current facility in Hampton, New Hampshire for at least three years after the completion of the merger.
Amendments, Extensions and Waivers
      Amendment. The merger agreement may be amended by the parties at any time before or after the Fisher stockholders or the Thermo stockholders approve the merger, the issuance of Thermo common stock in the merger or the Thermo charter amendments. However, after any such stockholder approval, there may not be, without further approval of Thermo stockholders and Fisher stockholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to Fisher stockholders, or any amendment for which applicable laws expressly require further stockholder approval.

      Extension; Waiver. At any time prior to the effective time of the merger, with certain exceptions, any party may (a) extend the time for performance of any obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement or (c) waive compliance by another party with any of the agreements or conditions contained in the merger agreement.
Amendments to Thermo Bylaws
      This section of the document describes the material terms of the amendments to Thermo’s bylaws as agreed to in the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the amendments to Thermo’s bylaws, which are incorporated by reference and attached as Annex E to this document. We urge you to read the full text of these amendments.
      The bylaws of Thermo will be amended, effective not later than the completion of the merger, to add a new bylaw providing the following:

•	that the board of directors has resolved that, effective as of the completion of the merger, Mr. Dekkers will continue to serve as President and Chief Executive Officer of the combined company, and Mr. Meister will become Chairman of the board of directors of the combined company;

•	that on the effective date of the merger, and continuing for a period of three years following the effective date, the composition of the combined company’s board of directors will be maintained at a ratio of five continuing Thermo directors to three continuing Fisher directors; and

•	that on the effective date of the merger, and continuing for a period of three years following the effective date, any vacancies on the board of directors created by the cessation of service of a director will be filled by a nominee proposed to the nominating and governance committee of the board of directors by a majority of the remaining continuing Thermo directors in the case of a vacancy from among the continuing Thermo directors, and by a majority of the remaining continuing Fisher directors in the case of a vacancy from among the continuing Fisher directors.
      The bylaws will provide that, until the third anniversary of the effective time, the affirmative vote of at least 75% of the full board of directors will be required for any amendment of or change to the bylaw provisions described in the second and third bullets above.

THE COMPANIES
Thermo Electron Corporation
      Thermo Electron Corporation is a world-wide provider of analytical instruments that enable customers to make the world a healthier, cleaner and safer place. Thermo provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories, as well as for use in a variety of manufacturing processes and in-the-field applications including those associated with safety and homeland security.
      Thermo, a Delaware corporation, was founded in 1956 by Dr. George N. Hatsopoulos in Massachusetts. The company completed its initial public offering in 1967 and was listed on the NYSE in 1980.
      Additional information about Thermo and its subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page 89.
      The principal executive office of Thermo is located at 81 Wyman Street, Waltham, Massachusetts.
Fisher Scientific International Inc.
      Fisher Scientific International Inc. is a leading manufacturer and supplier of products and services principally to the scientific-research and clinical laboratory markets. Fisher serves pharmaceutical and biotechnology companies; colleges and universities; medical-research institutions; hospitals; reference, quality-control, process-control and research and development labs in various industries; as well as government agencies. From biochemicals, cell-culture media and proprietary RNAi technology to rapid-diagnostic tests, safety products and other consumable supplies, Fisher offers an array of products and services. This broad offering, combined with Fisher’s global supply chain and sales and marketing capabilities, helps make our customers more efficient and effective.
      Fisher was founded in 1902 by Chester G. Fisher in Pittsburgh, Pennsylvania. In 1991, Fisher was incorporated as a Delaware corporation and became a public company whose shares are listed on the NYSE. Fisher is a Fortune 500 company and a component of the S&P 500, Russell 1000 and MSCI World indices.
      Additional information about Fisher and its subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page 89.
      The principal executive office of Fisher is located at One Liberty Lane, Hampton, New Hampshire.

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS
      The unaudited pro forma condensed combined balance sheet as of April 1, 2006, and the unaudited pro forma condensed combined statements of income for the three months ended April 1, 2006 and the year ended December 31, 2005, are presented herein. The unaudited pro forma condensed combined balance sheet combines the unaudited condensed balance sheets of Thermo and Fisher and gives effect to the merger as if it had been completed on April 1, 2006. The unaudited pro forma condensed combined statements of income for the three months ended April 1, 2006 and the year ended December 31, 2005 combine the historical results of Thermo and Fisher and give effect to the merger as if it had occurred on January 1, 2005. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2005 also gives effect to Thermo’s May 2005 acquisition of the Kendro Laboratory Products business as if it had occurred on January 1, 2005.
      The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the merger occurred as of the dates indicated or what such financial position or results would be for any future periods. The unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of Thermo and Fisher, and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the separate historical financial statements of Thermo as of and for the three months ended April 1, 2006 included in Thermo’s quarterly report on Form 10-Q for the three months ended April 1, 2006, which is incorporated by reference into this document;

•	the separate historical financial statements of Thermo as of and for the year ended December 31, 2005 included in Thermo’s annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this document;

•	the separate historical financial statements of Fisher as of and for the three months ended March 31, 2006 included in Fisher’s quarterly report on Form 10-Q for the three months ended March 31, 2006, which is incorporated by reference into this document; and

•	the separate historical financial statements of Fisher as of and for the year ended December 31, 2005 included in Fisher’s current report on Form 8-K filed May 11, 2006, to reflect the account balances and activities of the laboratory workstations business as discontinued operations, which is incorporated by reference into this document.
      The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. As discussed under “Accounting Treatment” on page 48, based upon the terms of the merger and other factors, such as the composition of the combined company’s board and senior management, Thermo is treated as the acquirer of Fisher. Accordingly, we have adjusted the historical combined financial information to give effect to the impact of the consideration issued in connection with the merger. In the unaudited pro forma condensed consolidated balance sheet, Thermo’s cost to acquire Fisher has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the merger. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma condensed combined financial statements are based on management’s preliminary internal valuation estimates. Definitive allocations will be performed and finalized based on certain valuations and other studies that will be performed by Thermo with the services of outside valuation specialists after the closing of the merger. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the merger. For example, if the value of the definite-lived intangible assets increased by 10%, annual pro forma income from continuing operations would decrease by $41 million.
      The unaudited pro forma condensed combined statements of income also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets.
      In analysis contained elsewhere in this document, Thermo’s investment banker, Lehman Brothers, reviewed prospective financial data for the combined entity on both a reported (GAAP) and adjusted basis. Adjusted results are not prepared in accordance with generally accepted accounting principles. For future periods, the chief difference between GAAP and adjusted results assumed by Lehman is the inclusion of amortization expense from acquisition-related intangible assets in GAAP results and the exclusion of this expense from adjusted results. The following historic pro forma results are presented on a GAAP basis only. After-tax amortization expense totaled $0.29 and $1.13 per share in the pro forma combined statement of operations for the first quarter of 2006 and the year ended December 31, 2005, respectively.
      The unaudited pro forma condensed combined statements of income do not include the impacts of any revenue, cost or other operating synergies that may result from the merger or any related restructuring costs. Cost savings, if achieved, could result from material sourcing and elimination of redundant costs including headcount and facilities.
      The unaudited pro forma condensed combined financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the merger. For example, Thermo’s board of directors authorization of the repurchase of up to $300 million of Thermo common stock through May 7, 2007 is not reflected herein.
      The unaudited pro forma condensed combined financial statements do not reflect certain amounts resulting from the merger because we consider them to be of a non-recurring nature. Such amounts will be comprised of charges for the sale of inventories revalued at the date of acquisition as well as restructuring and other exit and non-recurring costs related to the integration of the Thermo and Fisher businesses. To the extent the exit costs relate to the Fisher business and meet certain criteria, they will be recognized in the opening balance sheet in accordance with EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” To the extent that such costs relate to Thermo businesses, they will not meet the criteria in EITF Issue No 95-3, and will be recorded as expenses pursuant to SFAS No. 146. Thermo and Fisher have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. However, at this time, the status of the integration plans and the related merger-related costs are too uncertain to include in the pro forma financial information.
      Based on Thermo’s review of Fisher’s summary of significant accounting policies disclosed in Fisher’s financial statements, the nature and amount of any adjustments to the historical financial statements of Fisher to conform their accounting policies to those of Thermo are not expected to be significant. Upon consummation of the merger, further review of Fisher’s accounting policies and financial statements may result in required revisions to Fisher’s policies and classifications to conform to Thermo’s.

Unaudited Pro Forma Condensed Combined Balance Sheet
April 1, 2006

	Thermo, As	Fisher, As	Pro Forma		Pro Forma
	Reported	Reported	Adjustments		Combined

	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$230.8	$433.9	$(112.3	)(A)	$552.4
Short-term available-for-sale investments	79.8	—			79.8
Accounts receivable, net	542.9	726.9	(15.3	)(J)	1,254.5
Inventories	381.5	618.9	208.4	(B)	1,208.8
Deferred tax assets	77.9	154.8			232.7
Other current assets	64.2	119.9			184.1
Current assets held for sale	—	42.4			42.4

	1,377.1	2,096.8	80.8		3,554.7

Property, Plant and Equipment, Net	283.1	793.4			1,076.5
Acquisition-related Intangible Assets	425.5	1,566.6	(1,566.6	)(C)	5,287.6
			4,862.1	(D)
Other Assets	204.0	271.5	144.7	(E)	598.8
			(21.4	)(G)
Goodwill	1,951.0	3,797.8	(3,797.8	)(C)	9,523.4
			7,572.4	(D)
Long-term Assets Held for Sale	—	57.7			57.7

	$4,240.7	$8,583.8	$7,274.2		$20,098.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term obligations and current maturities of long-term obligations	$91.3	$41.5	$		$132.8
Accounts payable	155.6	502.1	(15.3	)(J)	642.4
Other accrued expenses	434.9	415.5	72.9	(E)	923.3
Current liabilities held for sale	—	26.9			26.9
Current liabilities of discontinued operations	34.8	—			34.8

	716.6	986.0	57.6		1,760.2

Deferred Income Taxes	44.0	647.9	(600.2	)(C)	1,793.4
			1,701.7	(E)
Other Long-term Liabilities	136.8	338.5	104.3	(F)	579.6
Long-term Obligations	469.2	2,127.5	25.8	(G)	2,622.5
Long-term Liabilities Held for Sale	—	8.8			8.8
Shareholders’ Equity:
Common stock	182.9	1.2	(1.2	)(H)	434.7
			251.8	(I)
Capital in excess of par value	1,446.4	4,233.8	283.3	(G)	11,654.7
			(4,233.8	)(H)
			9,925.0	(I)
Retained earnings	1,651.4	232.2	(232.2	)(H)	1,651.4
Treasury stock at cost	(438.0)	(4.0)	4.0	(H)	(438.0)
Accumulated other comprehensive items	31.4	11.9	(11.9	)(H)	31.4

	2,874.1	4,475.1	5,985.0		13,334.2

	$4,240.7	$8,583.8	$7,274.2		$20,098.7

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
Three Months Ended April 1, 2006

	Thermo,	Fisher,	Pro Forma		Pro Forma
	as Reported	as Reported	Adjustments		Combined

	(In millions, except per share amounts)
Revenues	$684.3	$1,412.4	$(30.8	)(J)	$2,065.9

Costs and Operating Expenses:
Cost of revenues	371.7	898.6	(30.8	)(J)	1,239.5
Selling, general and administrative expenses	202.5	328.5	(14.4	)(C)	676.1
			159.5	(D)
Research and development expenses	38.7	12.6			51.3
Restructuring and other income, net	3.6	0.4			4.0

	616.5	1,240.1	114.3		1,970.9

Operating Income	67.8	172.3	(145.1)		95.0
Other Income (Expense), Net	(3.8)	(26.4)	(1.3	)(A)	(29.7)
			1.8	(G)

Income from Continuing Operations Before Provision for Income Taxes	64.0	145.9	(144.6)		65.3
(Provision for) Benefit from Income Taxes	(20.4)	(39.7)	50.6	(L)	(9.5)

Income from Continuing Operations	$43.6	$106.2	$(94.0)		$55.8

Earnings per Share from Continuing Operations:
Basic	$0.27	$0.85			$0.14

Diluted	$0.26	$0.81			$0.13

Weighted Average Shares:
Basic	163.0	123.8	123.8	(M)	410.6

Diluted	167.0	130.6	130.6	(M)	428.2

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
Year Ended December 31, 2005

					Thermo
	Thermo,	Kendro,	Pro Forma		Pro Forma	Fisher,	Pro Forma		Pro Forma
	as Reported	Jan. 1 - May 8	Adjustments		Combined	as Reported	Adjustments		Combined

	(In millions, except per share amounts)
Revenues	$2,633.0	$128.3	$—		$2,761.3	$5,386.3	$(121.3	)(J)	$8,026.3

Costs and Operating Expenses:
Cost of revenues	1,438.1	78.5			1,516.6	3,503.4	(121.3	)(J)	4,898.7
Selling, general and administrative expenses	761.8	27.0	22.4	(N)	811.2	1,156.0	(53.3	)(C)	2,563.2
							637.8	(D)
							11.5	(K)
Research and development expenses	152.7	4.2			156.9	44.2			201.1
Restructuring and other costs, net	16.9	0.1			17.0	22.4			39.4

	2,369.5	109.8	22.4		2,501.7	4,726.0	474.7		7,702.4

Operating Income	263.5	18.5	(22.4)		259.6	660.3	(596.0)		323.9
Other Income (Expense), Net	22.4	2.7	(12.3	)(O)	12.8	(169.8)	(3.6	)(A)	(153.7)
							6.9	(G)

Income from Continuing Operations Before Provision for Income Taxes	285.9	21.2	(34.7)		272.4	490.5	(592.7)		170.2
(Provision for) Benefit from Income Taxes	(87.6)	(5.3)	7.3	(P)	(85.6)	(116.3)	207.4	(L)	5.5

Income from Continuing Operations	$198.3	$15.9	$(27.4)		$186.8	$374.2	$(385.3)		$175.7

Earnings per Share from Continuing Operations:
Basic	$1.23				$1.16	$3.08			$0.43

Diluted	$1.21				$1.14	$2.93			$0.42

Weighted Average Shares:
Basic	161.6				161.6	121.5	121.5	(M)	404.6

Diluted	165.3				165.3	127.5	127.5	(M)	420.3

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation
      The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of Thermo as of April 1, 2006 and Fisher as of March 31, 2006. The unaudited pro forma condensed combined statements of income were prepared using the historical statements of income of Thermo for the three months ended April 1, 2006 and for the year ended December 31, 2005; of Kendro for the period from January 1, 2005 to May 8, 2005; and of Fisher for the three months ended March 31, 2006 and for the year ended December 31, 2005.
      The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. As discussed under “Accounting Treatment” on page 48, based upon the terms of the merger and other factors, such as the composition of the combined company’s board and senior management, Thermo is treated as the acquirer of Fisher. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the merger. In the unaudited pro forma condensed combined balance sheet, Thermo’s cost to acquire Fisher has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the merger. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma condensed combined financial statements are based on management’s preliminary internal valuation estimates. Definitive allocations will be performed and finalized based on certain valuations and other studies that will be performed by Thermo with the services of outside valuation specialists after the closing of the merger. Accordingly, the purchase price allocation adjustments and related amortization reflected in the foregoing unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the merger. For example, if the value of the definite-lived intangible assets increased by 10%, annual pro forma income from continuing operations would decrease by $41 million.

2.	Purchase Price
      The following is a preliminary estimate of the purchase price for Fisher:

		(In millions)
Estimated number of Fisher shares to be acquired (in thousands)(a)	125,911
Exchange ratio	2.00

Number of shares of Thermo to be issued to the holders of Fisher stock (in thousands)	251,822
Multiplied by the assumed price per share of Thermo common stock(b)	$38.93	$9,803.4
Estimated fair value of outstanding Fisher stock options to be exchanged for Thermo stock options		373.4
Estimated transaction costs		112.3

Estimated purchase price		$10,289.1

      For purposes of this pro forma analysis, the above purchase price has been allocated based on a preliminary estimate of the fair value of net assets acquired.

Purchase Price Allocation
(In millions)
Book value of net assets acquired	$4,475.1
Less: write-off of existing deferred financing costs, goodwill and intangible assets, including related deferred taxes	(4,785.6)
Adjusted book value of assets acquired	(310.5)
Remaining allocation:
Increase inventory to fair value	208.4
Increase pension obligation to fair value	(104.3)
Adjust debt to fair value	(309.1)
Identifiable intangible assets at fair value	4,862.1
Deferred taxes	(1,629.9)
Goodwill	7,572.4

Estimated purchase price	$10,289.1

(a)	Includes 124.0 million shares outstanding, 1.4 million shares assumed issued to satisfy outstanding warrants (calculated using the treasury stock method) and 0.5 million shares to satisfy restricted stock units.

(b)	Represents the average Thermo closing stock price beginning 2 days before and ending 2 days after May 8, 2006, the date of the public announcement of the merger agreement.

3.	Pro Forma Adjustments
      The following pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained:

(A) To record the cash paid for the merger transaction costs and to record the related estimated decrease in interest income earned.

(B) To adjust Fisher’s inventory to fair value. The cost of sales impact of the write-up of inventory to fair value has been excluded from the pro forma condensed combined statement of income as it is a non-recurring item.

(C) To eliminate Fisher’s existing goodwill, intangible assets, related deferred tax liability and amortization of the intangible assets.

(D) To record goodwill and $4.9 billion of acquired intangible assets ($3.8 billion with definite lives and $1.1 billion with indefinite lives), and amortization of definite-lived intangible assets over a weighted average life of 6 years.

(E) To record deferred taxes related to identified intangible assets and fair value adjustments, where required, at 35%, the estimated weighted average statutory tax rate.

(F) To adjust Fisher’s pension and other post-retirement obligations and any associated assets to fair value.

(G) To adjust Fisher’s long-term debt to fair value, write-off Fisher’s deferred financing costs and record the related adjustment to interest expense, and to increase stockholders’ equity for the fair value attributable to the beneficial conversion features of Fisher’s convertible debt.

(H) To remove the historical equity accounts of Fisher.

(I) To record the issuance of Thermo common stock and to record the fair value of Fisher’s stock options.

(J) To eliminate revenues, cost of revenues and the associated accounts receivable and payable for sales between Thermo and Fisher.

(K) To record stock option compensation expense based on the intrinsic value of Fisher’s non-vested stock options.

(L) To record a tax benefit on pro forma adjustments to income related to the merger, at 35%, the estimated weighted average statutory tax rate.

(M) To reflect the exchange ratio of 2 shares of Thermo for each share of Fisher.

(N) To reflect the amortization of the Kendro acquisition-related intangible assets for the period from January 1, 2005 to May 8, 2005.

(O) To reflect additional interest expense for the period from January 1, 2005 to May 8, 2005 related to the debt issued in connection with the acquisition of Kendro.

(P) To record a tax benefit on pro forma adjustments to income related to the Kendro acquisition.

THE THERMO SPECIAL MEETING
Date, Time and Place
      The special meeting of Thermo stockholders will be held at Thermo’s principal executive offices at 81 Wyman Street, Waltham, Massachusetts 02451, on August 30, 2006 at 10:00 a.m., local time.
Purpose of the Thermo Special Meeting
      At the Thermo special meeting, stockholders will be asked to:

•	consider and vote on a proposal to approve the issuance of Thermo common stock in connection with the merger;

•	consider and vote on a proposal to amend the Amended and Restated Certificate of Incorporation of Thermo, effective upon the completion of the merger, to increase the authorized number of shares of Thermo common stock from 350,000,000 to 1.2 billion and to change the name of Thermo Electron Corporation upon the completion of the merger to Thermo Fisher Scientific Inc.;

•	vote upon an adjournment of the Thermo special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for each of the foregoing proposals; and

•	transact any other business that may properly be brought before the Thermo special meeting or any adjournments or postponements thereof.
Thermo Record Date; Stock Entitled to Vote
      Only Thermo stockholders of record at the close of business on July 24, 2006, the Thermo record date for the Thermo special meeting, will be entitled to notice of, and to vote at, the Thermo special meeting or any adjournments or postponements thereof.
      On the Thermo record date, there were a total of 157,567,431 shares of Thermo common stock outstanding and entitled to vote at the Thermo special meeting. Thermo stockholders will have one vote for each share of Thermo common stock that they owned on the Thermo record date, exercisable in person or through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Thermo special meeting.
      On the record date, directors and executive officers of Thermo and their affiliates owned and were entitled to vote 295,064 shares of Thermo common stock, or less than 1% of the shares of Thermo common stock outstanding on that date. We currently expect that Thermo’s directors and executive officers will vote their shares in favor of the issuance of Thermo common stock in connection with the merger and the Thermo charter amendment proposal, although none of them has entered into any agreements obligating them to do so.
Quorum
      The holders of shares having a majority of the voting power of the common stock of Thermo issued and outstanding and entitled to vote thereat must be present or represented by proxy to constitute a quorum for the transaction of business at the special meeting. All shares of Thermo common stock represented at the Thermo special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters for consideration at the Thermo special meeting.

Required Vote
      The proposals require different percentages of votes in order to approve them:

•	The issuance of Thermo common stock to Fisher stockholders, approval of which is necessary to complete the merger, requires approval by an affirmative vote of holders of a majority of the Thermo common stock present or represented and entitled to vote on the proposal.

•	The Thermo charter amendment proposal, approval of which is necessary to complete the merger, requires the affirmative vote of holders of a majority of the outstanding shares of Thermo common stock as of the record date.

•	Approval of the proposal to adjourn the Thermo special meeting, if necessary, for the purpose of soliciting additional proxies requires that the votes cast favoring the proposal exceed the votes cast opposing the proposal.
Abstentions
      If you are a Thermo stockholder and fail to vote or vote to abstain:

•	it will have the same effect as a vote against the Thermo charter amendment proposal, which is necessary to complete the merger; and

•	it will have no effect on the proposal to approve the issuance of shares of Thermo common stock in the merger, assuming a quorum is present.
Voting of Proxies
      A proxy card is enclosed for your use. Thermo requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Thermo common stock represented by it will be voted at the Thermo special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.
      If a proxy is returned without an indication as to how the shares of Thermo common stock represented are to be voted with regard to a particular proposal, the Thermo common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement or the related proxy card other than the matters set forth in the Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.
      Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Thermo special meeting in person.
Shares Held in Street Name
      If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Thermo or by voting in person at your stockholders’ meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Thermo common stock on behalf of their customers may not give a proxy to Thermo to vote those shares without specific instructions from their customers.
      If you are a Thermo stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the Thermo charter amendment proposal, which will have the same effect as a vote against the Thermo charter amendment proposal; and

•	your broker may not vote your shares on the proposal to approve the issuance of shares of Thermo common stock in the merger, which will have no effect on the vote on this proposal, assuming a quorum is present.
Revocability of Proxies
      You have the power to revoke your proxy at any time before your proxy is voted at the Thermo special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend the Thermo special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.
      If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to Thermo’s Secretary at 81 Wyman Street, Waltham, Massachusetts 02451, no later than the beginning of the Thermo special meeting.
Solicitation of Proxies
      In accordance with the merger agreement, the cost of proxy solicitation for the Thermo special meeting will be borne by Thermo, except that Fisher and Thermo will share equally all expenses incurred in connection with the filing of the registration statement of which this document forms a part with the SEC and the printing and mailing of this document. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Thermo, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Thermo will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Thermo has retained D.F. King & Co. and MacKenzie Partners to assist in its solicitation of proxies and has agreed to pay them in the aggregate approximately $45,000, plus reasonable expenses, for these services.

THE FISHER SPECIAL MEETING
Date, Time and Place
      The special meeting of Fisher stockholders will be held at the Sheraton Dover Hotel, 1570 North DuPont Highway, Dover, Delaware, on August 30, 2006 at 10:00 a.m., local time.
Purpose of the Fisher Special Meeting
      At the Fisher special meeting, stockholders will be asked to:

•	consider and vote on a proposal to approve and adopt the merger agreement;

•	vote upon an adjournment of the Fisher special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposal; and

•	transact any other business that may properly be brought before the Fisher special meeting or any adjournments or postponements thereof.
Fisher Record Date; Stock Entitled to Vote
      Only Fisher stockholders of record at the close of business on July 24, 2006, the Fisher record date for the Fisher special meeting, will be entitled to notice of, and to vote at, the Fisher special meeting or any adjournments or postponements thereof.
      On the Fisher record date, there were a total of 124,418,449 shares of Fisher common stock outstanding and entitled to vote at the Fisher special meeting. Fisher stockholders will have one vote for each share of Fisher common stock that they owned on the Fisher record date, exercisable in person or through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Fisher special meeting.
      On the record date, directors and executive officers of Fisher and their affiliates owned and were entitled to vote 1,845,105 shares of Fisher common stock, or approximately 1.5% of the shares of Fisher common stock outstanding on that date. We currently expect that Fisher’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.
Quorum
      A majority of the votes entitled to be cast by the shares entitled to vote must be present or represented by proxy to constitute a quorum for action on the matters to be voted upon at the special meeting. All shares of Fisher common stock represented at the Fisher special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Fisher special meeting.
Required Vote
      The proposals require different percentages of votes in order to approve them:

•	Approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Fisher common stock entitled to vote on the proposal.

•	Approval of the proposal to adjourn the Fisher special meeting, if necessary, for the purpose of soliciting additional proxies requires that the votes cast favoring the proposal exceed the votes cast opposing the proposal.
Voting of Proxies
      A proxy card is enclosed for your use. Fisher requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Fisher common stock represented by it will be voted at the Fisher special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

      If a proxy is returned without an indication as to how the shares of Fisher common stock represented are to be voted with regard to a particular proposal, the Fisher common stock represented by the proxy will be voted in favor of each such proposal. A proxy may confer discretionary authority to vote with respect to any matter presented at the Fisher special meeting, except as set forth in the proxy and except for matters proposed by a stockholder who notifies Fisher not later than the close of business on the tenth day following the day on which the Notice of Special Meeting of Stockholders was mailed. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement or the related proxy card other than the matters set forth in the Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.
      Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Fisher special meeting in person.
Shares Held in Street Name
      If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Fisher or by voting in person at your stockholders’ meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Fisher common stock on behalf of their customers may not give a proxy to Fisher to vote those shares without specific instructions from their customers.
If you are a Fisher stockholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares, which will have the same effect as a vote against the proposal to approve and adopt the merger agreement.
Revocability of Proxies
      You have the power to revoke your proxy at any time before your proxy is voted at the Fisher special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend the Fisher special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.
      If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to Fisher’s Secretary at One Liberty Lane, Hampton, New Hampshire 03842, no later than the beginning of the Fisher special meeting.
Solicitation of Proxies
      In accordance with the merger agreement, the cost of proxy solicitation for the Fisher special meeting will be borne by Fisher, except that Fisher and Thermo will share equally all expenses incurred in connection with the filing of the registration statement of which this document forms a part with the SEC and the printing and mailing of this document. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Fisher, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Fisher will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Fisher has retained Innisfree to assist in its solicitation of proxies and has agreed to pay it approximately $50,000, plus $25,000 if the Fisher stockholders vote to approve and adopt the merger agreement, plus reasonable expenses, for these services.

COMPARATIVE STOCK PRICES AND DIVIDENDS
      For current price information, Fisher stockholders are urged to consult publicly available sources. The table below presents the NYSE closing market price for Thermo common stock, as reported on the NYSE Composite Transactions Tape, and the closing market price for Fisher common stock, as reported on the NYSE Composite Transactions Tape, on the two dates set forth below. The table also presents the equivalent value of the merger consideration per share of Fisher common stock on those dates, calculated by multiplying the closing price of Thermo common stock on those dates by 2.0, representing the number of shares of Thermo common stock that Fisher stockholders will receive in the merger for each share of Fisher common stock.

•	May 5, 2006, the last trading day before the public announcement of the signing of the merger agreement; and

•	July 24, 2006, the latest practicable date before the date of this document.

	Thermo	Fisher	Equivalent Per
Date	Closing Price	Closing Price	Share Value

May 5, 2006	$39.45	$73.73	$78.90
July 24, 2006	$35.22	$70.51	$70.44
Market Prices and Dividend Data
      Thermo common stock and Fisher common stock are both traded on the NYSE under the symbols TMO and FSH, respectively. The following tables set forth the high and low closing prices of each company’s common stock as reported in the consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.
   Thermo

			Dividend
	High	Low	Declared

2004
First Quarter	$29.33	$25.03	$0.00
Second Quarter	$31.00	$27.81	$0.00
Third Quarter	$29.45	$24.21	$0.00
Fourth Quarter	$30.88	$26.20	$0.00
2005
First Quarter	$29.99	$24.89	$0.00
Second Quarter	$27.20	$24.24	$0.00
Third Quarter	$30.90	$26.70	$0.00
Fourth Quarter	$31.78	$29.53	$0.00
2006
First Quarter	$37.12	$30.28	$0.00
Second Quarter	$39.45	$34.00	$0.00
Third Quarter (through July 24, 2006)	$36.53	$34.59	$0.00

     Fisher

			Dividend
	High	Low	Declared

2004
First Quarter	$56.20	$39.76	$0.00
Second Quarter	$60.10	$54.15	$0.00
Third Quarter	$59.61	$53.26	$0.00
Fourth Quarter	$62.60	$53.49	$0.00
2005
First Quarter	$64.75	$56.92	$0.00
Second Quarter	$64.90	$55.88	$0.00
Third Quarter	$67.12	$61.20	$0.00
Fourth Quarter	$65.50	$54.27	$0.00
2006
First Quarter	$70.20	$62.20	$0.00
Second Quarter	$77.87	$66.49	$0.00
Third Quarter (through July 24, 2006)	$73.68	$69.32	$0.00

COMPARISON OF RIGHTS OF THERMO STOCKHOLDERS
AND FISHER STOCKHOLDERS
      Thermo and Fisher are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Thermo capital stock and Fisher capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation and bylaws of Thermo in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company, except for those changes to the Thermo charter and bylaws expressly contemplated by the merger agreement (including the Thermo charter amendment) and discussed below and under “The Thermo Special Meeting — Purpose of the Thermo Special Meeting” and “The Merger — Board of Directors and Management Following the Merger.” Consequently, after the effective time of the merger, the rights of the former stockholders of Fisher will be determined by reference to the Thermo charter and bylaws, each as amended.

	Rights of Fisher Stockholders	Rights of Thermo Stockholders

Corporate Governance	The rights of Fisher stockholders are currently governed by Delaware law and Fisher’s certificate of incorporation and bylaws. Upon completion of the merger, the rights of Fisher stockholders will continue to be governed by Delaware law but will be governed by Thermo’s certificate of incorporation and bylaws.	Upon completion of the merger, the rights of Thermo stockholders will be governed by Delaware law and Thermo’s certificate of incorporation and bylaws.

Outstanding Capital Stock	Fisher has outstanding only one class of common stock. Holders of Fisher common stock are entitled to all of the rights and obligations provided to common stockholders under Delaware law and Fisher’s certificate of incorporation and bylaws.	Thermo has outstanding only one class of common stock. Holders of Thermo common stock are entitled to all of the rights and obligations provided to common stockholders under Delaware law and Thermo’s certificate of incorporation and bylaws.

Authorized Capital Stock	The authorized capital stock of Fisher consists of 500,000,000 shares of common stock, $0.01 par value per share, and 15,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are outstanding.	Thermo currently has authorized 350,000,000 shares of common stock, $1.00 par value per share. Following the merger, the authorized capital stock of Thermo will consist of 1.2 billion shares of common stock, $1.00 par value per share. The number of authorized preferred shares will remain unchanged at 50,000 shares of preferred stock, $100 par value per share. 40,000 shares of preferred stock are designated as Series B Junior Participating Preferred stock, $100 par value per share.
Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized	Thermo’s bylaws provide that a special meeting of stockholders may be called only by the board of directors, the Chairman of the

Rights of Fisher Stockholders	Rights of Thermo Stockholders

to do so in the certificate of incorporation or bylaws.

Fisher’s certificate of incorporation provides that, subject to the rights of preferred stockholders, a special meeting of stockholders may be called only by the board of directors or by Fisher’s Chief Executive Officer.	board of directors, or the Chief Executive Officer.
Stockholder Action by Written Consent	As permitted under the DGCL, Fisher’s certificate of incorporation prohibits action by the written consent of Fisher stockholders. Any stockholder action must be taken at a duly called annual or special meeting of the stockholders.	Thermo’s bylaws provide that any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, is signed by the minimum number of votes required for the action.

If action is taken by less than unanimous consent of stockholders, prompt notice of the taking of such action without a meeting must be given to those stockholders who have not consented in writing.
Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors	Fisher’s bylaws allow stockholders to propose business to be brought before an annual meeting. In addition, Fisher’s bylaws allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Fisher board of directors.

However, such proposals with respect to an annual meeting and such nominations may only be brought by a stockholder who has given timely notice in proper written form to Fisher’s Secretary prior to the meeting.

To be timely, the notice must be delivered to or mailed and received at Fisher’s principal executive offices not less than 30 days nor more than 60 days prior to the meeting, unless less than 40 days’ notice or prior public disclosure of the date of the meeting is given or made to	Thermo’s bylaws allow stockholders to propose business to be brought before an annual meeting. In addition, Thermo’s bylaws allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Thermo board of directors at an annual meeting.

However, proposals and nominations may only be brought before an annual meeting by a stockholder who has given timely notice in proper written form to Thermo’s Secretary prior to the meeting.

To be timely, the notice must be delivered to or mailed and received at Thermo’s principal executive offices not less than 60 days nor more than 75 days prior to the first anniversary of the date on which Thermo first mailed its proxy materials for the

Rights of Fisher Stockholders	Rights of Thermo Stockholders

Fisher stockholders, in which case the notice, to be timely, must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or publicly disclosed.

To be in proper written form, notice of a stockholder proposal must provide:

• A brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

• The name and address, as they appear in Fisher’s books, of the stockholder proposing such business;

• The class and number of shares of Fisher stock which are beneficially owned by the stockholder; and

• Any material interest of the stockholder in such business.

To be in proper written form, notice of a stockholder nomination must provide:

• All information relating to the person to be nominated that is required to be disclosed in solicitations of proxies for the election of directors pursuant to the proxy rules of the SEC, including such person’s written consent to being named as a nominee and to serving as a director if elected;

• The name and address, as they appear on Fisher’s books, of the stockholder making the nomination; and

• The class and number of shares of Fisher which are beneficially owned by such stockholder.	preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

	Rights of Fisher Stockholders	Rights of Thermo Stockholders

Fisher’s Secretary must appoint inspectors to determine whether a stockholder making a nomination has complied with these procedural requirements. The inspectors may determine, and direct the chairman of the meeting to declare, that the nomination has not been properly brought or made and disregard it. The chairman of an annual meeting may, in the case of a stockholder proposal, determine that the proposal has not been properly brought or made and disregard it.
Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

Fisher’s bylaws provide that Fisher’s board of directors may consist of no less than three and no more than 15 directors, the exact number of authorized directors to be determined from time to time by the vote of a majority of the then authorized number of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock of Fisher entitled to vote in the election of directors, voting together as a single class. The minimum and maximum number of directors may be increased pursuant to a resolution of the board of directors upon the establishment of a series of preferred stock or a class of common stock.	Following the merger, Thermo’s bylaws will provide that the board of directors, for a period of three years following the merger, will consist of eight directors, five directors selected by Thermo and three directors selected by Fisher.

After the three year period following the merger, the number of directors may be increased at any time by resolution of the board of directors. The board of directors may be decreased from time to time by a majority of the directors then in office, but only to eliminate vacancies existing by reason of death, resignation, removal or expiration of the term of one or more directors.
Classification of Board of Directors	The DGCL permits a Delaware corporation to provide in its certificate of incorporation or bylaws for the board of directors to be divided into up to three classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years.	Thermo’s bylaws provide that the board of directors is divided into three separate classes, as nearly equal in number as possible, with staggered three-year terms. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a three-year term.

Rights of Fisher Stockholders	Rights of Thermo Stockholders

Fisher’s certificate of incorporation divides the board of directors into three separate classes, as nearly equal in number as possible, with staggered three-year terms. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a three-year term.
Removal of Directors	Under the DGCL, stockholders holding a majority of shares entitled to vote at an election of directors may remove any director or the entire board of directors, except that, unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may only remove a director for cause.

Fisher’s certificate of incorporation and bylaws provide that a director may be removed from office by stockholders only for cause by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock of Fisher entitled to vote in the election of directors, voting together as a single class.	Thermo is governed by the default DGCL provisions with respect to removal of directors, which means that Thermo’s directors can only be removed for cause.
Filling Director Vacancies	Under the DGCL, unless a corporation’s certificate of incorporation and bylaws provide otherwise, vacancies and newly created directorships resulting from a resignation, an increase in the authorized number of directors or otherwise may be filled by a vote of a majority of the directors remaining in office, even if such majority is less than a quorum, or by the sole remaining director.

Fisher’s certificate of incorporation and bylaws do not provide otherwise. In addition, they specify that any director elected in accordance with the above shall hold office until the annual meeting of stockholders at	For three years following the merger, if there is a vacancy created by the cessation of service by a continuing Thermo director, a majority of the remaining continuing Thermo directors will propose a nominee to fill the vacant position. Similarly, if there is a vacancy created by the cessation of service by a continuing Fisher director, a majority of the remaining continuing Fisher directors will propose a nominee to fill the vacant position.

After the three year period following the merger, Thermo’s bylaws will provide that any vacancy in the board of directors, however occurring, or any newly

Rights of Fisher Stockholders	Rights of Thermo Stockholders

which the term of office of the class to which such director has been elected expires, and until such director’s successor shall have been duly elected and qualified.	created directorship resulting from an enlargement in the size of the board, will be filled only by vote of a majority of the directors then in office, even if less than a quorum, or by the sole remaining director and not by the stockholders.

A director elected to fill a vacancy will be elected for the unexpired term of such director’s predecessor in office, and a director chosen to fill a newly created directorship will hold office until the next election for the class which such director is chosen, subject in each case to the election and qualification of the director’s successor and to the director’s earlier death, resignation or removal.
Indemnification of Directors and Officers	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorney’s fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses, judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Fisher’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made	Thermo’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Thermo is indemnified and held harmless by Thermo to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with such proceeding.

Thermo is governed by the same provisions of the DGCL, permitting Thermo to purchase director’s and officer’s insurance to protect itself and any director, officer, employee or agent of Thermo.

Rights of Fisher Stockholders	Rights of Thermo Stockholders

a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Fisher will be indemnified and held harmless by Fisher to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with such proceeding. In addition, Fisher may provide indemnification to employees and agents of Fisher to the same extent.

The DGCL and Fisher’s certificate of incorporation permit Fisher to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Fisher or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Fisher would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Amendments to Certificate or Articles of Incorporation	Under the DGCL, Fisher’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and the holders of a majority of the outstanding stock entitled to vote.

In addition, Fisher’s certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock of Fisher entitled to vote in the election of directors, voting together as a single class, in order to approve amendments to Fisher’s certificate of incorporation relating to:	Thermo’s certificate of incorporation reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner prescribed by the DGCL.

Rights of Fisher Stockholders	Rights of Thermo Stockholders

• The authority to amend or repeal certain provisions of Fisher’s bylaws;

• The prohibition on stockholder voting by written consent;

• Calling special meetings of stockholders;

• The structure and composition of the board of directors;

• Filling vacancies on the board of directors; or

• The removal of directors.
Amendments to Bylaws	Fisher’s certificate of incorporation and bylaws provide that Fisher’s bylaws may be amended, supplemented or repealed, or new bylaws may be adopted, by the board of directors or by the stockholders. In addition, stockholders may change or repeal any bylaw adopted by the board of directors, and no amendment or supplement to the bylaws adopted by the board of directors shall vary or conflict with any amendment or supplement adopted by the stockholders.

Certain bylaws shall not be amended or repealed, and no provision inconsistent with them shall be adopted, without the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock of Fisher entitled to vote in the election of directors, voting together as a single class. These bylaws relate to:

• Calling special meetings of stockholders;

• The structure and composition of the board of directors; and

• The removal of directors.	Thermo’s bylaws provide that Thermo’s bylaws may be altered, amended, or repealed, or new bylaws may be adopted, by the board of directors or by the stockholders. The stockholders have the power to amend, alter, and repeal any provision of the bylaws by an affirmative vote of the holders of a majority of the shares of capital stock entitled to vote, voting together as a single class.

Certain bylaws cannot be altered, amended or repealed, or made new, by the stockholders, in a manner inconsistent with the existing bylaws, without the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of capital stock of Thermo entitled to vote, voting together as a single class. These bylaws relate to:

• the board of directors; and

• amendments to the bylaws.

Following the merger and until the third anniversary of the closing, any amendment or change to the five Thermo to three Fisher director ratio and the vacancy provisions described above, will require the affirmative vote of 75% of the full board of

Rights of Fisher Stockholders	Rights of Thermo Stockholders

directors of the combined company.
Business Combination Statute	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with a person owning 15% or more of the corporation’s voting stock for three years following the time that person becomes a 15% stockholder, with certain exceptions.

As permitted under Delaware law, Fisher has expressly elected not to be governed by Section 203 in its certificate of incorporation.	Thermo has not opted out of Section 203 and is therefore governed by the default terms of this provision of the DGCL.

Stockholder Rights Plan	Fisher does not have a stockholder rights plan.	Thermo’s rights plan entitles the registered holder to a “right” to purchase from the Thermo a unit consisting of one one-hundred-thousandth of a share of Series B Junior Participating Preferred Stock, par value $100 per share, at a purchase price of $200 in cash per unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 15, 2005 between Thermo and American Stock Transfer & Trust Company, as rights agent.

Under the agreement, if any person commences a tender or exchange offer, the consummation of which would result in such person becoming the beneficial owner of 15% or more of the outstanding shares of Thermo common stock, or thereafter Thermo is involved in a merger or other business combination in which 50% or more of Thermo’s assets or earning power is sold, each right entitles its holder to receive, upon exercise, Thermo common stock (or, in the case of a merger or other business combination, stock of the acquiring company) having a value equal to two times the exercise price of the right.

Rights of Fisher Stockholders	Rights of Thermo Stockholders

Upon exercise, each share of preferred stock will be entitled to a minimum preferential quarterly dividend payment of $100 per share and will be entitled to an aggregate dividend of 100,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidating payment of $100 per share and will be entitled to an aggregate payment of 100,000 times the payment made per share of common stock. Each share of preferred stock will have 100,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of preferred stock will be entitled to receive 100,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of one one-hundred- thousandth of a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

The rights have certain anti- takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Thermo without conditioning the offer on a substantial number of rights being acquired.

The rights, however, should not affect any prospective offeror willing to make a permitted offer. The rights should not interfere with any merger or other business combination approved by the board of directors of

Rights of Fisher Stockholders	Rights of Thermo Stockholders

Thermo since the board of directors may, at its option, redeem all but not less than all of the then outstanding rights for a nominal redemption price ($0.01 per right).

The rights agreement contains a so-called “TIDE” provision, which requires that a stockholder rights plan committee of the board of directors of Thermo shall review (not less than once every three years) whether maintaining the rights agreement continues to be in the best interest of the stockholders.

On May 7, 2006, Thermo amended its rights agreement to exempt the merger and the other transactions contemplated by the merger agreement from the effect of the rights agreement.

The rights will expire at the close of business on September 29, 2015, unless earlier redeemed or exchanged by Thermo.

APPRAISAL RIGHTS
      Holders of Fisher common stock who dissent to the merger will not have rights to an appraisal of the fair value of their shares. Under Delaware law, appraisal rights are not available for the shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. automated quotation system on the record date. Fisher’s common stock is listed on the NYSE.
LEGAL MATTERS
      The validity of the shares of Thermo common stock to be issued in the merger will be passed upon by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Thermo by Wachtell, Lipton, Rosen & Katz, and for Fisher by Skadden, Arps, Slate, Meagher & Flom LLP.
EXPERTS
Thermo
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this document by reference to Thermo’s Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The combined financial statements of Kendro Laboratory Products incorporated in this document by reference from Amendment No. 1 to Thermo’s Current Report on Form 8-K/ A filed on July 22, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the preparation of the Kendro Laboratory Products combined financial statements as of and for the year ended December 31, 2004 covered by their report as described in Note 1 and stating that the combined balance sheet as of March 31, 2005 and the combined statements of income, comprehensive income and parent’s investment, and cash flows for the three months ended March 31, 2004 and 2005 of Kendro Laboratory Products were not audited by Deloitte & Touche LLP and, accordingly, Deloitte & Touche LLP did not express an opinion on such combined financial statements), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Fisher
      The financial statements and the related financial statement schedule of Fisher as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 incorporated into this document by reference to Fisher’s Current Report on Form 8-K dated May 11, 2006, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated into this document by reference to Fisher’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS
Thermo
      Proposals of stockholders intended to be included in the proxy statement and proxy card relating to the 2007 Annual Meeting of Stockholders of Thermo and to be presented at such meeting must be received by Thermo for inclusion in the proxy statement and proxy card no later than December 12, 2006. In addition, Thermo’s bylaws include an advance notice provision that requires stockholders desiring to bring proposals before an annual meeting (which proposals are not to be included in Thermo’s proxy statement and thus are submitted outside the processes of Rule 14a-8 under the Exchange Act) to do so in accordance with the terms of such advance notice provision. The advance notice provision requires that, among other things, stockholders give timely written notice to the Secretary of Thermo regarding their proposals. To be timely, notices must be delivered to the Secretary at the principal executive office of Thermo not less than 60, nor more than 75, days prior to the first anniversary of the date on which Thermo mailed its proxy materials for the preceding year’s annual meeting of stockholders. Accordingly, a stockholder who intends to present a proposal at the 2007 Annual Meeting of Stockholders without inclusion of the proposal in Thermo’s proxy materials must provide written notice of such proposal to the Secretary no earlier than January 26, 2007, and no later than February 10, 2007. Proposals received at any other time will not be voted on at the meeting. If a stockholder makes a timely notification, the proxies that management solicits for the meeting may still exercise discretionary voting authority with respect to the stockholder’s proposal under circumstances consistent with the proxy rules of the SEC.
Fisher
      If the merger is not consummated, Fisher will hold a 2007 Annual Meeting of Stockholders. Stockholders may submit proposals on matters appropriate for stockholder action at Fisher’s annual meetings, consistent with regulations adopted by the SEC and the bylaws of Fisher. Proposals to be considered for inclusion in the proxy statement for the 2007 Annual Meeting must be received by Fisher at its principal executive offices not later than December 8, 2006. Proposals to be timely submitted for stockholder action at Fisher’s 2007 Annual Meeting must be received by Fisher at its principal executive offices not less than 30 days nor more than 60 days prior to the 2007 Annual Meeting (or, if less than 40 days’ notice or prior public disclosure of the date of the 2007 Annual Meeting is given or made, not later than the tenth day following the date on which such notice was mailed or public disclosure was made). Proposals should be directed to the attention of the Secretary, Fisher Scientific International Inc., One Liberty Lane, Hampton, New Hampshire 03842.
OTHER MATTERS
      As of the date of this document, neither the Thermo board of directors nor the Fisher board of directors knows of any matters that will be presented for consideration at either the Thermo special meeting or the Fisher special meeting other than as described in this document. If any other matters come before either of the meetings or any adjournments or postponements of the meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.
WHERE YOU CAN FIND MORE INFORMATION
      Thermo and Fisher file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Thermo and Fisher, who file electronically with the SEC. The address of that site is www.sec.gov.

The information contained on the SEC’s website is expressly not incorporated by reference into this document.
      Thermo has filed with the SEC a registration statement of which this document forms a part. The registration statement registers the shares of Thermo common stock to be issued to Fisher stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Thermo common stock. The rules and regulations of the SEC allow Thermo and Fisher to omit certain information included in the registration statement from this document.
      In addition, the SEC allows Thermo and Fisher to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this document, except for any information that is superseded by information included directly in this document.
      This document incorporates by reference the documents listed below that Thermo has previously filed or will file with the SEC. They contain important information about Thermo, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

•	Proxy Statement dated April 11, 2006.

•	Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006.

•	Current Report on Form 8-K filed on May 12, 2005, as amended on July 22, 2005, regarding combined financial statements of Kendro Laboratory Products.

•	Current Reports on Form 8-K, dated February 2, 2006, March 1, 2006, April 26, 2006, April 28, 2006, May 8, 2006, May 11, 2006, and May 19, 2006 (other than the portions of those documents not deemed to be filed).

•	The description of Thermo’s common stock contained in Thermo’s Form 8-A filed on September 9, 1999 and any amendment or report filed with the SEC for the purpose of updating such description.

•	The description of Thermo’s preferred stock contained in Thermo’s Form 8-A filed on September 16, 2005, as amended in Form 8-A/A filed on May 12, 2006, and any other amendment or report filed with the SEC for the purpose of updating such description.
      In addition, Thermo incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the Thermo special meeting. Such documents are considered to be a part of this document, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
      You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from Thermo by requesting them in writing or by telephone at the following address:

Thermo Electron Corporation
81 Wyman Street
Waltham, Massachusetts 02451
Attention: Investor Relations
Telephone: (781) 622-1000
      These documents are available from Thermo without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this document forms a part.

      This document also incorporates by reference the documents listed below that Fisher has previously filed or will file with the SEC. They contain important information about Fisher, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

•	Proxy Statement dated April 6, 2006.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

•	Current Reports on Form 8-K, dated January 10, 2006, February 7, 2006, February 9, 2006, March 1, 2006, March 8, 2006, March 15, 2006, May 1, 2006, May 8, 2006, May 10, 2006, and May 11, 2006 (other than the portions of those documents not deemed to be filed).
      In addition, Fisher incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the Fisher special meeting. Such documents are considered to be a part of this document, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
      You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Fisher will provide you with copies of these documents, without charge, upon written or oral request to:

Fisher Scientific International Inc.
One Liberty Lane
Hampton, New Hampshire 03842
Attention: Investor Relations
Telephone: (603) 926-5911
      If you are a stockholder of Thermo or Fisher and would like to request documents, please do so by August 23, 2006 to receive them before the Thermo special meeting and the Fisher special meeting. If you request any documents from Thermo or Fisher, Thermo or Fisher will mail them to you by first class mail, or another equally prompt means, within one business day after Thermo or Fisher receives your request.
      This document is a prospectus of Thermo and is a joint proxy statement of Thermo and Fisher for the Thermo special meeting and the Fisher special meeting. Neither Thermo nor Fisher has authorized anyone to give any information or make any representation about the merger or Thermo or Fisher that is different from, or in addition to, that contained in this document or in any of the materials that Thermo has incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.
      This document contains a description of the representations and warranties that each of Thermo and Fisher made to the other in the merger agreement. Representations and warranties made by Thermo, Fisher and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
THERMO ELECTRON CORPORATION,
TRUMPET MERGER CORPORATION
AND
FISHER SCIENTIFIC INTERNATIONAL INC.
DATED AS OF MAY 7, 2006

AGREEMENT AND PLAN OF MERGER

A-i

A-ii

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 7, 2006, by and among THERMO ELECTRON CORPORATION, a Delaware corporation (“Thermo Electron”), TRUMPET MERGER CORPORATION, a Delaware corporation and a direct wholly-owned subsidiary of Thermo Electron (“Merger Sub”) and FISHER SCIENTIFIC INTERNATIONAL INC., a Delaware corporation (“Fisher”).
W I T N E S S E T H:
      WHEREAS, the respective Boards of Directors of Thermo Electron, Merger Sub and Fisher have deemed it advisable and fair to and in the best interests of their respective corporations and their respective stockholders, that Thermo Electron and Fisher engage in a business combination in order to advance their respective long-term strategic business interests; and
      WHEREAS, in furtherance thereof, the respective Boards of Directors of Thermo Electron, Merger Sub and Fisher have approved this Agreement and the merger of Merger Sub with and into Fisher with Fisher continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Act (the “DGCL”); and
      WHEREAS, the Board of Directors of Fisher has determined that this Agreement and the transactions contemplated hereby are in the best interests of Fisher and its stockholders and has determined to recommend to its stockholders approval and adoption of this Agreement and the Merger (the “Fisher Stockholder Approval”); and
      WHEREAS, the Board of Directors of Thermo Electron has approved, and has determined to recommend to its stockholders (together with the recommendation of the Board of Directors of Fisher, the “Recommendations”) approval of, the issuance of shares of Thermo Electron Common Stock (as defined in Section 2.1(a)) and the Charter Amendment (as defined in Section 3.2(c)(i)) in connection with the Merger (the “Thermo Electron Stockholder Approval”); and
      WHEREAS, Thermo Electron, as the sole stockholder of Merger Sub, has approved this Agreement and the Merger; and
      WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is hereby adopted as, a plan of reorganization within the meaning of Sections 354 and 361 of the Code; and
      NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
THE MERGER
      Section 1.1.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into Fisher, the separate corporate existence of Merger Sub shall cease and Fisher shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the property, rights, privileges, powers and franchises of Merger Sub in accordance with the DGCL.
      Section 1.2.     Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”
      Section 1.3.     Effective Time. Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Thermo Electron and Fisher shall agree and specify in the Certificate of Merger, which date shall be not more than 90 days after the date the Certificate of Merger is received for filing. The time at which the Merger becomes effective is referred to herein as the “Effective Time.”
      Section 1.4.     Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
      Section 1.5.     Organizational Documents of the Surviving Corporation. The Fisher Charter (as defined in Section 3.1(a)(ii)), as in effect immediately prior to the Effective Time, shall thereafter be the certificate of incorporation of the Surviving Corporation, until amended in accordance with Applicable Laws (as defined in Section 3.1(g)(ii)) and as provided in such certificate of incorporation. The Fisher By-Laws (as defined in Section 3.1(a)(ii)), as in effect immediately prior to the Effective Time, shall thereafter be the bylaws of the Surviving Corporation, until amended in accordance with Applicable Laws and as provided in such bylaws.
      Section 1.6.     Directors and Officers of the Surviving Corporation. The directors of Merger Sub shall, from and after the Effective Time, become the initial directors of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and Applicable Laws. The officers of Merger Sub shall, from and after the Effective Time, become the initial officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.
      Section 1.7.     Governance. Subject to the Thermo Electron Stockholder Approval, the Thermo Electron Charter (as defined in Section 3.2(a)(ii)) as in effect immediately prior to the Effective Time, as amended pursuant to the Charter Amendment, shall thereafter be the certificate of incorporation of Thermo Electron, until amended in accordance with Applicable Laws and as provided in such certificate of incorporation. Prior to the Effective Time, Thermo Electron shall take all actions necessary to adopt the amendment to the Thermo Electron By-Laws (as defined in Section 3.2(a)(ii)), provided for in Exhibit 1.7(a) hereof, and to effect the requirements and adopt the resolutions referenced therein.
      (a) On or prior to the Effective Time, the Board of Directors of Thermo Electron shall cause the number of directors that will comprise the full Board of Directors of Thermo Electron at the Effective Time to be eight. The members of the Board of Directors and the composition of the committees of the Board of Directors of Thermo Electron (as specified in Exhibit 1.8) at the Effective Time shall be as provided in Section 1.8 of this Agreement.
      (b) In accordance with, and to the extent provided in, the Thermo Electron By-Laws (as amended as provided in Exhibit 1.7(a)), (i) effective as of the Effective Time, Mr. Dekkers shall continue to serve as President and Chief Executive Officer of Thermo Electron, and (ii) Mr. Meister shall become non-executive Chairman of the Board of Directors of Thermo Electron.

      (c) The headquarters of Thermo Electron will be located in Waltham, Massachusetts; provided that, for at least three years after the Effective Time, Thermo Electron shall maintain the current offices of Fisher in its current facility in Hampton, New Hampshire.
      (d) Immediately following the Effective Time, as set forth in the Charter Amendment, Thermo Electron will change its name to Thermo Fisher Scientific Inc.
      Section 1.8.     Directors of Thermo Electron at the Effective Time. As of the Effective Time, and continuing for a period of at least three years following the Effective Time: (i) the ratio of Continuing Thermo Electron Directors to Continuing Fisher Directors (each as defined in this Section 1.8) serving on the Board of Directors of Thermo Electron shall be maintained at five-to-three; (ii) all vacancies on the Board of Directors of Thermo Electron created by the cessation of service of a Continuing Thermo Electron Director for any reason shall be filled by a nominee proposed to the Nominating and Corporate Governance Committee of the Board of Directors of Thermo Electron by a majority of the remaining Continuing Thermo Electron Directors; and (iii) all vacancies on the Board of Directors of Thermo Electron created by the cessation of service of a Continuing Fisher Director for any reason shall be filled by a nominee proposed to the Nominating and Corporate Governance Committee of the Board of Directors of Thermo Electron by a majority of the remaining Continuing Fisher Directors. The terms “Continuing Thermo Electron Directors” and “Continuing Fisher Directors” shall for purposes of this Section 1.8 mean, respectively, the directors of Thermo Electron or Fisher, as the case may be, who were selected to be directors of Thermo Electron as of the Effective Time pursuant to Section 1.7(a), and any other directors of Thermo Electron who take office after the Effective Time who are nominated, or proposed to the Nominating and Corporate Governance Committee of the Board of Directors of Thermo Electron, by a majority of the Continuing Thermo Electron Directors or the Continuing Fisher Directors, as the case may be. Until the third anniversary of the Effective Time, any amendments to the Thermo Electron By-Law provisions relating to the foregoing terms of this Section 1.8 shall require the affirmative vote of at least 75% of the full Board of Directors of Thermo Electron.
ARTICLE II
EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES
      Section 2.1.     Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Thermo Electron, Merger Sub, Fisher or the holders of any shares of common stock, par value $0.01 per share, of Fisher (“Fisher Common Stock”):
      (a) Conversion of Fisher Common Stock. Subject to Sections 2.1(f) and 2.1(g), each share of Fisher Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Fisher Common Stock to be canceled pursuant to Section 2.1(c), shall be automatically converted into and become the right to receive 2.0 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $1.00 per share (“Thermo Electron Common Stock”), of Thermo Electron (the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of a Certificate (as defined in Section 2.2(b)) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Fisher Common Stock represented by such Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(f) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 2.2(b)(or, in the case of a lost, stolen or destroyed Certificate, Section 2.2(i)).
      (b) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
      (c) Cancellation of Shares. Each share of Fisher Common Stock owned by Thermo Electron, Merger Sub or Fisher immediately prior to the Effective Time shall automatically be extinguished without any conversion, and no consideration shall be delivered in respect thereof.

      (d) Fisher Options, Stock Unit Awards and Employee Stock Purchase Plans. At the Effective Time, (i) subject to and in accordance with Section 5.11(a), all options to purchase Fisher Common Stock (each, a “Fisher Option”) and all restricted stock units and rights to receive shares of Fisher Common Stock or an amount in cash measured by the value of a number of shares of Fisher Common Stock (each, a “Fisher Stock Unit Awards”), in each case, issued and outstanding at the Effective Time under a Fisher Stock Plan or a Fisher Deferred Compensation Plan (each as defined in Section 3.1(b)(i)), shall be assumed by Thermo Electron and (ii) all rights outstanding under Fisher’s Employee Stock Purchase Plan, as approved by the Fisher stockholders on May 5, 2006 (the “Fisher Purchase Plan”), shall be treated as set forth in Section 5.11(b).
      (e) Conversion of Debt. The Fisher Convertible Debentures (as defined in Section 3.1(b)(i)) shall remain outstanding as debentures of Fisher, however in lieu of being convertible into shares of Fisher Common Stock, following the Effective Time, the Fisher Convertible Debentures shall become convertible into Thermo Electron Common Stock at a conversion ratio equal to the conversion ratio in effect immediately prior to the Effective Time multiplied by the Exchange Ratio and Thermo Electron shall agree to guarantee the payment of, or become a co-obligor on, said debentures.
      (f) Fractional Shares. No fraction of a share of Thermo Electron Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Fisher Common Stock who would otherwise be entitled to a fraction of a share of Thermo Electron Common Stock (after aggregating all shares of Thermo Electron Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate or Certificates, receive from Thermo Electron an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Thermo Electron Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the closing price of one share of Thermo Electron Common Stock on the New York Stock Exchange (“NYSE”) Composite Transactions Tape ending on the trading day one day prior to the Effective Time.
      (g) Adjustments to Exchange Ratio. The Exchange Ratio and the Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Thermo Electron Common Stock or Fisher Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Thermo Electron Common Stock or Fisher Common Stock having a record date occurring on or after the date hereof and prior to the Effective Time.
      Section 2.2.     Exchange of Shares and Certificates.
      (a) Exchange Agent. At or prior to the Effective Time, Thermo Electron shall engage an institution reasonably satisfactory to Fisher (and Thermo Electron’s transfer agent shall be deemed satisfactory to Fisher) to act as exchange agent in connection with the Merger (the “Exchange Agent”), pursuant to an agreement reasonably satisfactory to Fisher. At the Effective Time, Thermo Electron shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Fisher Common Stock immediately prior to the Effective Time, certificates representing the shares of Thermo Electron Common Stock issuable pursuant to Section 2.1(a). In addition, Thermo Electron shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 2.1(f) and any dividends or distributions to which holders of shares of Fisher Common Stock may be entitled pursuant to Section 2.2(c). All cash and certificates representing shares of Thermo Electron Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
      (b) Exchange Procedures. Promptly after the Effective Time, and in any event within 10 business days after the Effective Time, Thermo Electron shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Fisher Common Stock (the “Certificates”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Thermo Electron and Fisher) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing whole shares of Thermo Electron Common Stock, cash in lieu of any fractional shares pursuant to Section 2.1(f)and any dividends or other distributions payable pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Thermo Electron Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book entry form unless a physical certificate is requested), payment by cash or check in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.1(f) and any dividends or distributions payable pursuant to Section 2.2(c), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Fisher Common Stock which is not registered in the transfer records of Fisher, a certificate representing the proper number of shares of Thermo Electron Common Stock may be issued to a Person (as defined in Section 8.3(l)) other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes (as defined in Section 3.1(j)(xi)) required by reason of the issuance of shares of Thermo Electron Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Thermo Electron that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(f) or Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(f) or Section 2.2(c).
      (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Thermo Electron Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Thermo Electron Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(f) hereof, until such Certificate has been surrendered in accordance with this Article II. Subject to Applicable Laws, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Thermo Electron Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of Thermo Electron Common Stock to which such holder is entitled pursuant to Section 2.1(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Thermo Electron Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Thermo Electron Common Stock.
      (d) No Further Ownership Rights in Fisher Common Stock. All shares of Thermo Electron Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(f) or Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Fisher Common Stock previously represented by such Certificates. After the Effective Time, the stock transfer books of Fisher shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Fisher Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
      (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates one year after the Effective Time shall be delivered to Thermo Electron, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Thermo Electron for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Thermo Electron Common Stock pursuant to Section 2.1(f) and any dividends or distributions pursuant to Section 2.2(c).
      (f) No Liability. None of Thermo Electron, Merger Sub, Fisher or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of Thermo Electron Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any shares of Thermo Electron Common Stock, any cash in lieu of fractional shares of Thermo Electron Common Stock or any dividends or distributions with respect to Thermo Electron Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.1(c)(v)), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Laws, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.
      (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Thermo Electron on a daily basis, provided, that no such investment or loss thereon shall affect the amounts payable to former stockholders of Fisher after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to Thermo Electron.
      (h) Withholding Rights. Thermo Electron and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Fisher Common Stock immediately prior to the Effective Time such amounts as Thermo Electron or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by Thermo Electron or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
      (i) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Thermo Electron Common Stock as may be required pursuant to Section 2.1(a), cash for fractional shares pursuant to Section 2.1(f) and any dividends or distributions payable pursuant to Section 2.2(c); provided, however, that Thermo Electron may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Thermo Electron, or a bond in such sum as Thermo Electron may reasonably direct as indemnity, against any claim that may be made against Thermo Electron or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
      Section 3.1.     Representations and Warranties of Fisher. Except as set forth in the disclosure schedule dated as of the date of this Agreement and executed and delivered by Fisher to Thermo Electron concurrently with or prior to the execution and delivery by Fisher of this Agreement (the “Fisher Disclosure Schedule”), Fisher represents and warrants to Thermo Electron and Merger Sub as set forth in this Section 3.1. Each disclosure set forth in the Fisher Disclosure Schedule, and any other information included in the Fisher Disclosure Schedule, is identified by reference to, or has been grouped under a heading referring to, a specific individual subsection of this Agreement and shall be deemed to be disclosed solely for purposes of, and shall qualify and be treated as an exception to, such subsection, except to the extent that disclosure in one subsection of the Fisher Disclosure Schedule is specifically referred to in another subsection of the Fisher Disclosure Schedule by appropriate cross-reference and except to the extent that the relevance of a disclosure in one subsection of the Fisher Disclosure Schedule to another subsection of the Fisher Disclosure Schedule is reasonably apparent. The parties hereby agree that no reference to or disclosure of any item or other matter in the Fisher Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Fisher Disclosure Schedule or (3) any breach or violation of Applicable Laws or any Contract (as defined in Section 8.3(c)) exists or has actually occurred.
      (a) Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.
      (i) Organization, Standing and Corporate Power. Fisher and each of its Subsidiaries (as defined in Section 8.3(m)) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is incorporated or otherwise organized and has the requisite corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as currently conducted, except for those jurisdictions in which the failure to have such power, authority or government approvals and to be so organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(i)) on Fisher and its Subsidiaries, taken as a whole. Each of Fisher and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (ii) Charter Documents. Fisher has delivered or made available to Thermo Electron prior to the execution of this Agreement complete and correct copies of (A) the Amended and Restated Certificate of Incorporation of Fisher (including any certificates of designation), as amended and currently in effect (the “Fisher Charter”), and the By-Laws of Fisher, as amended and currently in effect (the “Fisher By-Laws,” and, together with the Fisher Charter, the “Fisher Organizational Documents”) and (B) the articles or certificate of incorporation and By-Laws or like organizational documents of each of the Fisher Material Subsidiaries (as defined in Section 3.1(a)(iii)), as amended and currently in effect (collectively, the “Fisher Subsidiary Organizational Documents”), and each such instrument is in full force and effect. Fisher is not in material violation of the Fisher Organizational Documents and no Fisher Material Subsidiary is in material violation of its Fisher Subsidiary Organizational Documents.
      (iii) Subsidiaries. Section 3.1(a)(iii) of the Fisher Disclosure Schedule lists all the Subsidiaries of Fisher which, as of the date of this Agreement, have annual gross revenues in excess of $200,000,000 (the “Fisher Material Subsidiaries”). Except as set forth in Section 3.1(a)(iii) of the Fisher Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each Fisher Material Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Fisher, free and clear of all mortgages, pledges, claims, restrictions, infringements, liens, charges, encumbrances and security interests and claims of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including preemptive rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).
      (b) Capital Structure.
      (i) The authorized capital stock of Fisher consists of 500,000,000 shares of Fisher Common Stock and 15,000,000 shares of preferred stock, par value $0.01 per share (“Fisher Preferred Stock”). At the close of business on May 1, 2006, (A) 124,403,412 shares of Fisher Common Stock were issued and outstanding; (B) 254,975 shares of Fisher Common Stock were held by Fisher in its treasury; (C) no shares of Fisher Preferred Stock were issued and outstanding; (D) warrants to purchase 1,653,585 shares of Fisher Common Stock were issued and outstanding; (E) 16,255,956 shares of Fisher Common Stock were reserved for issuance upon conversion of Fisher’s (1) 2.50% Convertible Senior Notes due 2023, (2) Floating Rate

Convertible Senior Debentures due 2033 and (3) 3.25% Convertible Senior Subordinated Notes due 2024 (together, the “Fisher Convertible Debentures”); (F) 10,530,422 shares of Fisher Common Stock were reserved for issuance in respect of outstanding Fisher Options pursuant to the Fisher stock plans listed in Section 3.1(b)(i) of the Fisher Disclosure Schedule (which list includes the total aggregate number of options authorized for issuance under such plans) (the “Fisher Stock Plans”); and (G) 989,130 shares of Fisher Common Stock were reserved for issuance in respect of outstanding Fisher Stock Unit Awards pursuant to the Fisher Stock Plans and the Fisher deferred compensation plans listed in Section 3.1(b)(i) of the Fisher Disclosure Schedule (the “Fisher Deferred Compensation Plans”), complete and correct copies of which, in each case as amended, have been filed as exhibits to the Fisher SEC Documents (as defined in Section 3.1(d)(i)) prior to the date of this Agreement or made available to Thermo Electron. Each outstanding share of capital stock of Fisher is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.
      (ii) All shares of Fisher Common Stock subject to issuance under the Fisher Stock Plans, the Fisher Deferred Compensation Plans and the Fisher Purchase Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
      (iii) No bonds, debentures, notes or other evidences of indebtedness having the right to vote on any matters on which stockholders of Fisher may vote (“Voting Debt”) are issued or outstanding as of the date hereof.
      (iv) As of May 1, 2006, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Fisher or any of its Subsidiaries is a party or by which any of them is bound obligating Fisher or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Fisher or any of its Subsidiaries, or obligating Fisher or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of Fisher Common Stock, all outstanding Fisher Options and Fisher Stock Unit Awards and all outstanding shares of capital stock of each Subsidiary of Fisher have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts.
      (v) Since December 31, 2005, and through the date hereof, other than (A) issuances of Fisher Common Stock pursuant to the exercise of Fisher Options and the settlement of Fisher Stock Unit Awards granted under Fisher Stock Plans or Fisher Deferred Compensation Plans, (B) repurchases of Fisher Common Stock from employees of Fisher following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (C) issuances of Fisher Common Stock (consisting of newly-issued shares or shares in treasury) as contributions of Fisher Common Stock to defined contribution plans sponsored by Fisher and (D) grants of Fisher Options and Fisher Stock Unit Awards under Fisher Stock Plans and Fisher Deferred Compensation Awards, there has been no increase in (1) the outstanding capital stock of Fisher, (2) the number of Fisher Options and Fisher Stock Unit Awards outstanding or (3) the number of other options, warrants or other rights to purchase Fisher capital stock.
      (vi) Neither Fisher nor any of its Subsidiaries is a party to any currently effective agreement (A) restricting the purchase or transfer of, (B) relating to the voting of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring registration of or (E) granting any preemptive or antidilutive rights with respect to any capital stock of Fisher or any of its Subsidiaries or any securities of the type referred to in Section 3.1(b)(iv) hereof.
      (vii) Other than in Subsidiaries of Fisher, as of the date hereof, neither Fisher nor its Subsidiaries directly or indirectly beneficially owns any securities or other beneficial ownership interests in any other entity except for non-controlling investments in entities with an individual book value of less than $5,000,000 and which are not individually or in the aggregate material to Fisher and its Subsidiaries, taken as a whole. There are no outstanding contractual obligations of Fisher or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Subsidiary of Fisher or any other Person, other than guarantees by Fisher of any indebtedness or other obligations of any wholly-owned Subsidiary of Fisher and other than loans made in the ordinary course consistent with past practice to employees of Fisher and its Subsidiaries.
      (viii) Neither Fisher nor any of its Subsidiaries owns any shares of capital stock of Thermo Electron or any of its Subsidiaries.
      (c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.
      (i) Authority. Fisher has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Fisher, and the consummation by Fisher of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Fisher, and no other corporate proceedings on the part of Fisher and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to approval of this Agreement and the Merger, the Fisher Stockholder Approval (as defined in Section 3.1(c)(iii)). This Agreement has been duly executed and delivered by Fisher. Assuming the due authorization, execution and delivery of this Agreement by Thermo Electron and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of Fisher enforceable against Fisher in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
      (ii) Board Approval. The Board of Directors of Fisher has (A) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Fisher and its stockholders, (B) duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified, (C) resolved to recommend this Agreement and the Merger to its stockholders for approval, and (D) subject to Section 5.1(b)directed that this Agreement, the Merger and the transactions contemplated thereby be submitted to Fisher’s stockholders for consideration and adoption at a duly held meeting of such stockholders in accordance with this Agreement.
      (iii) Voting Requirements. The affirmative vote of holders of a majority of the outstanding shares of Fisher Common Stock entitled to vote is the only vote of the holders of any class or series of Fisher capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby.
      (iv) No Conflict. Except as set forth in Section 3.1(c)(iv) of the Fisher Disclosure Schedule, the execution and delivery of this Agreement by Fisher do not, and the consummation by Fisher of the transactions contemplated hereby and compliance by Fisher with the provisions of this Agreement will not, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination or cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Fisher or any of its Subsidiaries or any restriction on the conduct of Fisher’s business or operations under, (A) the Fisher Organizational Documents or the Fisher Subsidiary Organizational Documents, (B) any Contract to which Fisher or any Fisher Subsidiary is a party or Fisher Permit (as defined in Section 3.1(g)(i)) or (C) subject to the governmental filings and other matters referred to in Section 3.1(c)(v), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Fisher or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (v) Required Filings or Consents. No consent, approval, order or authorization or permit of, action by or in respect of, registration, declaration or filing with, or notification to, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a “Governmental

Entity”) or any other Person is required to be made, obtained, performed or given to or with respect to Fisher or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Fisher or the consummation by Fisher of the transactions contemplated hereby, except for:

(A) the filing of a pre-merger notification and report form by Fisher under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), all required notifications and filings under Council Regulation (EC) 139/2004 of the European Community, as amended (the “ECMR”) and any other applicable filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction;

(B) the filing with the Securities and Exchange Commission (the “SEC”) of:

(1) a proxy statement relating to the Fisher Stockholders’ Meeting (as defined in Section 5.1(b)) (such proxy statement, together with the proxy statement relating to the Thermo Electron Stockholders’ Meeting (as defined in Section 5.1(b), in each case as amended or supplemented from time to time, the “Joint Proxy Statement”);

(2) such reports and filings under Section 13(a), 13(d), 14(a), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby;

(C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the NYSE and the relevant authorities of other states in which Fisher is qualified to do business and such filings as may be necessary in accordance with state securities or other “blue sky” laws;

(D) the Fisher Stockholder Approval;

(E) the consents, approvals, orders or authorizations set forth in Section 3.1(c)(v)(E) of the Fisher Disclosure Schedule; and

(F) other such consents, approvals, orders or authorizations, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (d) SEC Documents; Financial Statements.
      (i) Fisher has filed with the SEC all registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) presently required to be so filed by Fisher since January 1, 2004 (excluding the Joint Proxy Statement, the “Fisher SEC Documents”). As of their respective dates, the Fisher SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, to the extent in effect, the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules and regulations of the SEC promulgated thereunder applicable to such Fisher SEC Documents, and none of the Fisher SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Fisher SEC Document filed with the SEC prior to the date hereof. No Subsidiary of Fisher is subject to the periodic reporting requirements of the Exchange Act.
      (ii) Each of the principal executive officer of Fisher and the principal financial officer of Fisher (or each former principal executive officer of Fisher and each former principal financial officer of Fisher, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Fisher SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither Fisher nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
      (iii) The financial statements of Fisher included in the Fisher SEC Documents, including each Fisher SEC Document filed after the date hereof until the Effective Time, comply, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or other applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Fisher and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). The financial books and records of Fisher and its Subsidiaries, taken as a whole, are true and correct in all material respects.
      (iv) Except as reflected or reserved against in the balance sheet of Fisher, dated December 31, 2005, included in the Form 10-K filed by Fisher with the SEC on February 21, 2006 (including the notes thereto, the “Fisher Balance Sheet”) and except as set forth in Section 3.1(d)(iv) of the Fisher Disclosure Schedule, neither Fisher nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) nor, to the Knowledge (as defined in Section 8.3(h)) of Fisher, does any basis exist therefor, other than liabilities or obligations that (A) were incurred since January 1, 2006 in the ordinary course of business consistent with past practice and individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole, (B) individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole or (C) were incurred pursuant to this Agreement or the transactions contemplated hereby.
      (v) Neither Fisher nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including without limitation any contract or arrangement relating to any transaction or relationship between or among Fisher and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate (as defined in Section 8.3(a)), including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Fisher or any of its Subsidiaries in Fisher’s or such Subsidiary’s published financial statements or other Fisher SEC Documents.
      (vi) No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as an exhibit to the Fisher Form 10-K has been amended or modified, except for amendments or modifications which have been filed as an exhibit to a subsequently dated Fisher SEC Document or are not required to be filed with the SEC.
      (e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Fisher for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Thermo Electron in connection with the issuance of Thermo Electron Common Stock in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Fisher’s stockholders or at the time of the Fisher Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Fisher with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement which were not supplied by or on behalf of Fisher.
      (f) Absence of Certain Changes or Events.
      (i) Since January 1, 2006 through the date hereof, except as and to the extent disclosed in the Fisher SEC Documents filed prior to the date of this Agreement and except for liabilities incurred pursuant to this Agreement or the transactions contemplated hereby:

(A) Fisher and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

(B) there has not been any split, combination or reclassification of any of Fisher’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of or in substitution for, shares of Fisher’s capital stock;

(C) except as required by a change in GAAP, there has not been any change in accounting methods, principles or practices by Fisher; and

(D) there has not been any action taken by Fisher or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a), other than actions in connection with entering into this Agreement.
      (ii) Since January 1, 2006 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (g) Compliance with Applicable Laws; Permits; Litigation.
      (i) Fisher, its Subsidiaries and employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder) and third Persons which are required for Fisher and its Subsidiaries to own, lease and operate its properties and other assets and to carry on their respective businesses in the manner described in the Fisher SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Fisher Permits”), and all Fisher Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Fisher Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (ii) Fisher and its Subsidiaries are, and have been at all times since January 1, 2004, in compliance with the terms of the Fisher Permits and all laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (all such laws, statutes, orders, rules, regulations, policies, directives, guidelines, judgments, decisions and orders, collectively, “Applicable Laws”) relating to Fisher and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Fisher Permits or such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. Since January 1, 2004, neither Fisher nor any of its Subsidiaries has received any written notification from any Governmental Entity (A) asserting that Fisher or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply with, Applicable Laws (except for any such lack of compliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole) or (B) threatening to revoke any Fisher Permit (except for any such revocation which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole) nor, to the Knowledge of Fisher, does any basis exist therefor. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of Fisher, has been threatened in writing against Fisher or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (iii) Fisher is, and has been, in compliance in all material respects with the provisions of SOX applicable to it.
      (iv) Except as and to the extent disclosed in the Fisher SEC Documents filed prior to the date of this Agreement, including the notes to the financial statements included therein, no action, audit, demand, claim, suit, proceeding, requirement or investigation by any Governmental Entity, and no suit, action, mediation, arbitration or proceeding by any Person, against or affecting Fisher or any of its Subsidiaries or any of their respective properties, including Intellectual Property (as defined in Section 8.3(g)), is pending or, to the Knowledge of Fisher, threatened which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (v) Neither Fisher nor any of its Subsidiaries is, or at any time since January 1, 2004 has been, subject to any outstanding order, injunction or decree which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (h) Labor and Other Employment Matters.
      (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fisher, its Subsidiaries, taken as a whole (A) no work stoppage, slowdown, lockout, labor strike, material arbitrations or other material labor disputes against Fisher or any of its Subsidiaries are pending or, to the Knowledge of Fisher, threatened, (B) no unfair labor practice charges, grievances or complaints are pending or, to the Knowledge of Fisher, threatened against Fisher or any of its Subsidiaries, (C) neither Fisher nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (D) neither Fisher nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, (E) no employee of Fisher, at the officer level or above, has given written notice to Fisher or any of its Subsidiaries that any such employee intends to terminate his or her employment with Fisher or any of its Subsidiaries, (F) to the Knowledge of Fisher, no employee of Fisher or any of its Subsidiaries is in any respect in violation of any term of any employment contract, nondisclosure agreement, common law nondisclosure obligations, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Fisher or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Fisher or any of its Subsidiaries or to the use of trade secrets or proprietary information of others, (G) neither Fisher nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices and (H) Fisher and its Subsidiaries are in compliance with all Applicable Laws, agreements, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any other comparable Applicable Law.
      (ii) As of the date hereof,
      (A) neither Fisher nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or any other agreement, work rules or practices with a labor union, labor organization or works council, which, in the case of any non-U.S. agreement, work rules or practices with a labor union, labor organization or works council are material to Fisher and its Subsidiaries, taken as a whole, nor are any such agreements, work rules or practices presently being negotiated;
      (B) no employee of Fisher or any of its Subsidiaries is represented by any labor union, labor organization or works council in his or her capacity as an employee of Fisher or any of its Subsidiaries;

      (C) no labor union, labor organization or works council or group of employees of Fisher or any of its Subsidiaries has made a pending demand for recognition or certification to Fisher or any of its Subsidiaries, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Fisher, threatened to be brought or filed with the National Labor Relations Board (“NLRB”) or any other comparable foreign, state or local labor relations tribunal or authority; and
      (D) to the Knowledge of Fisher, no labor union, labor organization or works council is seeking to organize or represent any employees of Fisher or any of its Subsidiaries.
      (i) Benefit Plans.
      (i) Section 3.1(i)(i)(A) of the Fisher Disclosure Schedule sets forth a true and complete list of each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option or other equity compensation, phantom stock, stock-related or performance award, retirement, vacation, severance or termination pay, change in control, retention, disability, death benefit, hospitalization, medical, life insurance, loan, disability, and other similar material plan, arrangement, agreement or understanding, including, without limitation, each “employee benefit plan” (or similar plan) within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any other comparable Applicable Law, whether or not subject to ERISA or such comparable Applicable Law, and any material employment agreement, consulting agreement, termination or severance agreement (such plans, agreements, arrangements or understandings, except any plan which is a Multiemployer Plan (as defined in Section 8.3(j)), collectively, “Benefit Plans”) with or for the benefit of any current or former employee, officer or director of Fisher or any of its Subsidiaries or ERISA Affiliates (as defined in Section 3.1(i)(v)) or with respect to which Fisher or any of its Subsidiaries or ERISA Affiliates have any material obligations or liabilities, including each material Benefit Plan that has been adopted or maintained by Fisher, any of its Subsidiaries or any Affiliate, whether formally or informally, or with respect to which Fisher, any of its Subsidiaries or any Affiliate will or may have any material liability, for the benefit of employees or consultants of Fisher or any of its Subsidiaries who perform services outside the United States (collectively, the “Fisher Benefit Plans”). With respect to the Fisher Benefit Plans, no event has occurred, and there exists no condition or set of circumstances, which would reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole, under ERISA, the Code or any other Applicable Laws. Neither Fisher, nor any of its Subsidiaries, nor, to the Knowledge of Fisher, any other Person, has any express commitment, whether legally enforceable or not, to modify, change or terminate any Fisher Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or any other Applicable Law or administrative changes that do not increase the liabilities or obligations under any such plans. Fisher has delivered or made available to Thermo Electron true, correct and complete copies of all Fisher Benefit Plans and, with respect thereto, if applicable, all amendments, trust agreements, insurance contracts, other funding vehicles, determination letters issued by the Internal Revenue Service (the “IRS”), the most recent annual reports (Form 5500 series) filed with the IRS and the most recent actuarial report or other financial statement relating to such Fisher Benefit Plan.
      (ii) Each Fisher Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and other Applicable Laws and with the terms of all applicable collective bargaining agreements. Each Fisher Benefit Plan, including any material amendments thereto, that is required to obtain approval by, or registration or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval (or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval), and no event has occurred which would reasonably be expected to result in the revocation of such Approval or the imposition of material sanctions by such authorities. Without limiting the generality of the foregoing, each Fisher Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter from the IRS that the Fisher Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to the

Knowledge of Fisher, nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification or exemption.
      (iii) As of the date hereof to the Knowledge of Fisher, no oral or written representation or commitment with respect to any material aspect of any Fisher Benefit Plan has been made to an employee or former employee of Fisher or any of its Subsidiaries by an authorized Fisher employee that is not materially in accordance with the written or otherwise pre-existing terms and provisions of such Fisher Benefit Plans. As of the date hereof, to the Knowledge of Fisher, neither Fisher nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
      (iv) There are no material unresolved claims or disputes under the terms of, or in connection with, any Fisher Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced or threatened with respect to any material claim or otherwise in connection with a Fisher Benefit Plan.
      (v) With respect to each Funded Retirement Plan (as defined in this Section 3.1(i)(v)) of Fisher or any of its Subsidiaries, the aggregate fair market value of the assets of such Funded Retirement Plan was, as of the most recently computed actuarial valuation of such plan, equal to or greater than the aggregate value of its liabilities assessed on an ongoing basis and calculated in accordance with the actuarial methods and assumptions used in such valuation pursuant to such Funded Retirement Plan and Applicable Law and GAAP. For purposes of this Agreement, “Funded Retirement Plan” means, with respect to a party, a Benefit Plan that is a “pension plan” within the meaning of Section 3(2) of ERISA that is subject to ERISA and under which the assets to satisfy the benefit obligations are legally segregated from the general assets of such party or any of its Subsidiaries and are not subject to the creditors of such party or any of its Subsidiaries. None of Fisher or any other Person or entity under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) with Fisher has incurred, or is reasonably expected to incur, any liability to a Funded Retirement Plan under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due) that, when aggregated with other such liabilities, would reasonably be expected to result in a material liability of Fisher and its Subsidiaries, taken as a whole, which liability has not been fully paid.
      (vi) Section 3.1(i)(vi) of the Fisher Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which Fisher or any ERISA Affiliate of Fisher contributes or is required to contribute, or to which, or with respect to which, Fisher or any ERISA Affiliate of Fisher has any material liability. If any Fisher Multiemployer Plan is subject to Title IV of ERISA, then, (A) neither Fisher nor any ERISA Affiliate of Fisher has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA (or any liability resulting therefrom has been satisfied in full), (B) no event has occurred that presents a material risk of a complete or partial withdrawal, (C) neither Fisher nor any ERISA Affiliate of Fisher has any contingent liability under Section 4204 of ERISA, (D) no circumstances exist that present a material risk that any such plan will go into reorganization, and (E) to the best of Fisher’s Knowledge, the aggregate withdrawal liability of Fisher and each ERISA Affiliate of Fisher computed as if a complete withdrawal by Fisher and any ERISA Affiliate of Fisher had occurred under each such Fisher Benefit Plan on the date hereof, would not reasonably be expected to result in a material liability to Fisher. No Fisher Benefit Plan subject to ERISA is a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.
      (vii) No Fisher Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees of Fisher or any of its Subsidiaries after retirement or other termination of service (other than coverage mandated by Applicable Laws or benefits, the full cost of which is borne by the employee or former employee).

      (viii) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Fisher Benefit Plan (for this purpose, Fisher Benefit Plan (other than with respect to those Plans that are Fisher Foreign Plans) shall be determined without regard to whether any plan, agreement, policy, understanding or arrangement is material despite the use of such qualifier in Section 3.1(i)(i) for purposes of the definitions of Benefit Plan and Fisher Benefit Plan) that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of Fisher or any of its Subsidiaries or limit the ability to amend, terminate or receive a reversion of assets from any Fisher Benefit Plan or related trust. There is no contract, agreement, plan or arrangement with an employee or former employee of Fisher to which Fisher or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the transaction contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events) would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.
      (ix) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole, with respect to each Fisher Benefit Plan established or maintained outside of the United States for the benefit of employees of Fisher or any Subsidiary of Fisher residing outside the United States (each, a “Fisher Foreign Plan”): (i) each Fisher Foreign Plan is in compliance with the applicable provisions of the laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Fisher Foreign Plan; (ii) each Fisher Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and (iii) the fair market value of the assets of each funded Fisher Foreign Plan, the liability of each insurer for any Fisher Foreign Plan funded through insurance or the book reserve established for any Fisher Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Fisher Foreign Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and any and all amounts required to be accrued with respect to any Fisher Foreign Plan or pursuant to any statutory requirements pertaining to employee benefits, mandatory contributions, retirement plans or similar benefits, have been properly and timely accrued, including accruals relating to any severance, termination pay or profit sharing benefits.
      (j) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole:
      (i) Each of Fisher and its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all Tax Returns (as defined in Section 3.1(j)(xi)) required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority (as defined in Section 3.1(j)(xi)) and all such Tax Returns are true, correct and complete, (B) timely paid in full all Taxes (as defined in Section 3.1(j)(xi)) required to be paid by it and (C) made adequate provision in accordance with GAAP (or there has been paid or provision has been made on its behalf) for the payment of all Taxes not yet due and (D) complied with all Applicable Laws relating to the payment and withholding of Taxes.
      (ii) There are no Liens for Taxes upon any property or assets of Fisher or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Fisher SEC Documents filed prior to the date of this Agreement.
      (iii) The most recent financial statements contained in the Fisher SEC Documents reflect an adequate (a) reserve in accordance with GAAP for all Tax liabilities of Fisher and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and (b) valuation allowance in accordance with GAAP for all deferred tax assets of Fisher and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.
      (iv) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Fisher or any of its Subsidiaries. Neither Fisher nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where Fisher or any of its Subsidiaries, as applicable, does not file a Tax Return, that Fisher or such Subsidiary is or may be subject to taxation by that jurisdiction.
      (v) The Tax Returns of Fisher and each of its Subsidiaries, including any predecessors thereof, have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2003, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent financial statements contained in the Fisher SEC Documents.
      (vi) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Fisher or any of its Subsidiaries, and no power of attorney granted by either Fisher or any of its Subsidiaries with respect to any Taxes is currently in force.
      (vii) Neither Fisher nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between or among Fisher and its Subsidiaries), and neither Fisher nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return (other than a group the common parent of which is Fisher) or (B) has any liability for the Taxes of any Person (other than Fisher or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
      (viii) Neither Fisher nor any of its Subsidiaries has (A) agreed to make nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (I) in the two years prior to the date of this Agreement or (II) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.
      (ix) Fisher is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
      (x) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or ruling have been entered into or issued by any Tax Authority with respect to Fisher or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending.
      (xi) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added; “Tax Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes; and “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to Taxes, including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Taxes.

      (k) Interested Party Transactions. Since the date of the Fisher Balance Sheet, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K of the SEC.
      (l) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole, (i) the operations of Fisher and its Subsidiaries are, and at all times since January 1, 2004 have been, in compliance with all applicable Environmental Laws (as defined in Section 8.3(d)), including possession and compliance with the terms of all licenses, permits, registrations, approvals, certifications and consents required by Environmental Laws, (ii) there are no pending or, to the Knowledge of Fisher, threatened suits, actions, investigations or proceedings under or pursuant to Environmental Laws against Fisher or any of its Subsidiaries or involving any real property currently or, to the Knowledge of Fisher, formerly owned, operated or leased or other sites at which Hazardous Materials (as defined in Section 8.3(f) were disposed of, or allegedly disposed of, by Fisher or any of its Subsidiaries, (iii) Fisher and its Subsidiaries are not subject to and have received no written allegations of any Environmental Liabilities (as defined in Section 8.3(e)), and no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or, to the Knowledge of Fisher, formerly owned, operated or leased by Fisher or any of its Subsidiaries or operations thereon has resulted in or would reasonably be expected to result in Environmental Liabilities, and (iv) all real property owned or operated by Fisher or any of its Subsidiaries is free of contamination from Hazardous Materials that would have an adverse effect on human health or the environment.
      (m) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole, (i) Fisher or a Subsidiary of Fisher (A) owns and is listed in the records of the appropriate United States, state or foreign registry as the current owner of record for each application and registration of Intellectual Property or (B) has a legally enforceable right to use (in each case, free and clear of any Liens) all Intellectual Property used in or necessary for the conduct of its business as currently conducted, including without limitation all patents and patent applications and all trademark registrations and trademark applications; (ii) except as set forth in Section 3.1(m)(ii) of the Fisher Disclosure Schedule, to the Knowledge of Fisher, the conduct of the business of Fisher and its Subsidiaries as currently conducted does not infringe on or misappropriate, either directly or indirectly (such as through contributory infringement or inducement to infringe), the Intellectual Property rights of any Person, and the use by Fisher or any of its Subsidiaries of any Intellectual Property is, to the Knowledge of Fisher, in accordance with any applicable grant, license, agreement, instrument or other arrangement pursuant to which Fisher or any Affiliate acquired the right to use such Intellectual Property; (iii) to the Knowledge of Fisher, no Person is misappropriating, infringing, diluting or otherwise violating any right of Fisher or any of its Subsidiaries with respect to any Intellectual Property owned or used by Fisher or any of its Subsidiaries, and no such claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any Person by Fisher or any of its Subsidiaries; (iv) to the Knowledge of Fisher, except as set forth in Section 3.1(m)(iv) of the Fisher Disclosure Schedule, neither Fisher nor any of its Subsidiaries has received written notice by any Person of any pending or threatened claim, suit, action, mediation, arbitration, order or other adversarial proceeding (A) alleging infringement (or other violation) by Fisher or any of its Subsidiaries of Intellectual Property or other rights of any Person or (B) challenging Fisher’s or any of its Subsidiaries’ ownership or use of, or the validity, enforcement, registrability or maintenance of, any Intellectual Property owned or used by Fisher or any of its Subsidiaries, and, to the Knowledge of Fisher, no Intellectual Property owned or used by Fisher or any of its Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property; (v) to the Knowledge of Fisher, the Intellectual Property owned or used by Fisher or any of its Subsidiaries (A) has been duly maintained, (B) is subsisting, in full force and effect, (C) is valid and enforceable, (D) has not expired, been cancelled or abandoned and (E) all maintenance, registration and renewal fees necessary to preserve the rights of Fisher in connection with such Intellectual Property have been paid in a timely manner, and there are no actions that must be taken by Fisher or any of its Subsidiaries within 90 days from the date hereof, including the payment of any registration, maintenance or renewal fees or the filing with the United States Patent and Trademark Office or such other appropriate U.S. or foreign office or similar administrative agency of documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any rights in the registered or applied-for Intellectual Property; (vi) to the Knowledge of Fisher, except as set forth in Section 3.1(m)(vi) of the Fisher Disclosure Schedule, neither Fisher nor any of its Subsidiaries has entered into any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements which (A) restrict Fisher’s or any of its Subsidiaries’ right to use any Intellectual Property, (B) restrict Fisher’s or any of its Subsidiaries’ businesses in order to accommodate a third Person’s Intellectual Property rights, (C) permit third parties to use any Intellectual Property owned or controlled by Fisher or any of its Subsidiaries or (D) reasonably would be expected to provide a third Person a defense to patent infringement in connection with any Intellectual Property owned or used by Fisher; (vii) to the Knowledge of Fisher, Fisher and each of its Subsidiaries has used reasonable best efforts to maintain the confidentiality of the Intellectual Property and all other property used in the business of Fisher or any of its Subsidiaries as presently conducted; and (viii) each current and former employee of Fisher or any of its Subsidiaries who has contributed to or participated in research and development activities will not, after giving effect to the transactions contemplated herein, own or retain any rights to use any of the Intellectual Property owned or used by Fisher or any of its Subsidiaries. To the Knowledge of Fisher, no software used in the conduct of its business (a) contains any device or feature designed to disrupt, disable, or otherwise impair its functioning, or (b) is subject to the terms of any “open source” or other similar license requiring source code of software owned by Fisher to be publicly distributed or dedicated to the public, other than any such device, feature or license which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to Fisher’s right to own, use, or hold for use any of the Intellectual Property owned, used, or held for use in the conduct of its business as currently conducted other than any such losses, impairments, payments, conflicts, or failure to obtain consents, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (n) FDA Compliance. All products currently being manufactured, tested, developed, processed, labeled, stored or distributed by or on behalf of Fisher and its Subsidiaries, which are subject to the jurisdiction of the FDA, are being manufactured, tested, developed, processed, labeled, stored, distributed, and marketed and promoted, including promotions on Fisher’s website, in compliance with all Applicable Laws or regulations issued by the FDA or any other Governmental Entity, including without limitation, the FDA’s current Good Manufacturing Practice (including, but not limited to, compliance with corrective and preventive action requirements) and Medical Device Reporting regulations, and recalls and corrective actions that are required to be reported to the FDA pursuant to 21 C.F.R. Part 806 have been reported, except where any failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. All applicable operations of Fisher and each of its Subsidiaries have achieved and maintained ISO 13485 Quality System certification, and there is no pending or, to Fisher’s Knowledge, threatened, audit, repeal, failure to renew or challenge to any such certifications, other than where the failure to achieve or maintain such certification or any such audit, repeal, failure to renew or challenge would not, individually or in the aggregate, have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. All products being manufactured by Fisher and its Subsidiaries are in compliance with applicable registration and listing requirements required by Applicable Law for each site at which a product of Fisher or any of its Subsidiaries is manufactured except where any failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. All pre-clinical and clinical trials being conducted by or on behalf of Fisher or any of its Subsidiaries or that were conducted on its behalf to support FDA approvals or clearances are being or were conducted in compliance with all Applicable Laws of the FDA or any other Governmental Entity, including without limitation, the applicable FDA regulations and federal and state laws, and regulations restricting the use and disclosure of individually identifiable health information except where any failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. Neither Fisher nor any of its Subsidiaries is the subject, officially or otherwise, of any pending or, to Fisher’s Knowledge, threatened in writing investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To Fisher’s Knowledge, there is no reasonable basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto with respect to the operations of Fisher or any its Subsidiaries that would result in any material violation of such policies. To Fisher’s Knowledge, each product distributed, sold or leased, or service rendered, by Fisher or any of its Subsidiaries complies with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Entity, other than where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. Fisher and its Subsidiaries are in compliance with all applicable FDA import and export requirements, including, but not limited to, import-for-export requirements, export notifications or authorizations and record keeping requirements except as would not have, individually or in the aggregate, a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. All devices distributed by Fisher and its Subsidiaries have obtained any clearances or approvals required by the FDA to market these devices, including any modifications to the devices or their labeling, except as would not have, individually or in the aggregate, a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (o) State Takeover Statutes. Fisher has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Thermo Electron and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Thermo Electron and Merger Sub herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation nor any takeover-related provision in the Fisher Organizational Documents, would (i) prohibit or restrict Fisher’s ability to perform its obligations under this Agreement, any related agreement or the Certificate of Merger or its ability to consummate the transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject Thermo Electron to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger.
      (p) Brokers. Except for fees payable to Goldman, Sachs & Co (“Goldman”) and Lazard Frères & Co. LLC (“Lazard”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Fisher. Fisher has previously delivered to Thermo Electron a true and complete copy of the engagement letters between each of Goldman and Lazard and Fisher.
      (q) Opinion of Financial Advisor. Fisher has received the opinion of each of Goldman and Lazard, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Fisher Common Stock.
      (r) Material Contracts.
      (i) For purposes of this Agreement, “Fisher Material Contract” shall mean:

(A) Any employment, severance or consulting Contract or offer letter with an employee or former employee, officer or director of Fisher or any Subsidiary of Fisher (other than any unwritten Contract for the employment of any such employee or former employee implied at law) which will require the payment of amounts by Fisher or any Subsidiary of Fisher, as applicable, after the date hereof in excess of $750,000 per annum;

(B) Any collective bargaining Contract, or any other agreement or work rule or practice with any labor union, labor organization or works council;

(C) Any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $10,000,000;

(D) Any Contract containing covenants of Fisher or any Subsidiary of Fisher (1) to indemnify or hold harmless another Person or group of Persons, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, would not reasonably be expected to exceed a maximum of $5,000,000 (except for product warranty obligations in Contracts for the sale of goods in the ordinary course of business) or (2) not to (or otherwise restrict or limit the ability of Fisher or any of its Subsidiaries to) compete in any line of business or geographic area;

(E) Any Contract requiring aggregate future payments or expenditures in excess of $5,000,000 and relating to cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(F) Any license, royalty Contract or other Contract with respect to Intellectual Property which, pursuant to the terms thereof, requires payments by Fisher or any Subsidiary of Fisher in excess of $3,000,000 per annum;

(G) Any Contract pursuant to which Fisher or any Subsidiary of Fisher has entered into a partnership or joint venture with any other Person (other than Fisher or any Subsidiary of Fisher) for which the carrying value exceeds $5,000,000;

(H) Any indenture, mortgage, loan, guarantee or credit Contract under which Fisher or any Subsidiary of Fisher has outstanding indebtedness or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $10,000,000, other than any such indebtedness between Fisher (whether as creditor or debtor) and any wholly owned Subsidiary of Fisher or between any wholly owned Subsidiaries of Fisher;

(I) Any Contract under which Fisher or any Subsidiary of Fisher is (1) a lessee of real property, (2) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, (3) a lessor of real property, or (4) a lessor of any tangible personal property owned by Fisher or any Subsidiary of Fisher, in each case which requires annual payments in excess of $3,000,000;

(J) Any Contract (other than purchase or sale orders in the ordinary course of business that are terminable or cancelable by Fisher without penalty on 90 days’ notice or less) under which Fisher or any Subsidiary of Fisher is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires payments by or to Fisher or any Subsidiary of Fisher in excess of $10,000,000 per annum;

(K) Any material Contract (including guarantees) between Fisher or any wholly-owned Subsidiary of Fisher and another Subsidiary of Fisher that is not wholly-owned by Fisher;

(L) Any Contract other than a Fisher Benefit Plan which requires payments by Fisher or any Subsidiary of Fisher in excess of (i) $3,000,000 per annum containing “change of control” or similar provisions, or (ii) $1,000,000, to the Knowledge of Fisher, containing “change of control” or similar provisions;

(M) Any Contract entered into on or after January 1, 2003 relating to the acquisition or disposition of any business or any assets (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $100,000,000 (all of which Contracts have been made available to Thermo Electron prior to the date hereof);

(N) Any Contract (other than Contracts of the type described in subclauses (A) through (M) above) that involves aggregate payments by or to Fisher or any Subsidiary of Fisher in excess of $25,000,000 per annum; and

(O) Any Contract the termination or breach of which, or the failure to obtain consent in respect of which, would reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.

      (ii) Schedule.     Section 3.1(r)(ii) of the Fisher Disclosure Schedule sets forth a list of all Fisher Material Contracts as of the date hereof other than those listed as an exhibit to Fisher’s most recent Form 10-K.

      (iii) No Breach. All Fisher Material Contracts are valid and in full force and effect and enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole. Neither Fisher nor any of its Subsidiaries, nor, to Fisher’s Knowledge, any counterparty to any Fisher Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Fisher Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (s) Real Property.      Section 3.1(s) of the Fisher Disclosure Schedule lists all material real property owned in fee by Fisher or any of its Subsidiaries (the “Fisher Owned Real Property”) or leased by Fisher or any of its Subsidiaries as lessee (the “Fisher Leased Real Property”). Fisher or any of its Subsidiaries owns good and valid title to the Fisher Owned Real Property and has valid and enforceable leasehold interests under the leases with respect to the Fisher Leased Real Property, free and clear of all Liens other than (i) Permitted Liens (as defined in Section 8.3(k) and (ii) easements, covenants, rights-of-way and other encumbrances or restrictions, whether recorded or referred to in an applicable lease or unrecorded, which do not materially impair the continued use of the property subject thereto as currently used, but in no event, with respect to clauses (i) and (ii), environmental or Tax Liens, judgments, lis pendens or any Lien that would render the title to the Fisher Owned Real Property uninsurable by a reputable title insurance company. All of the improvements located on any Fisher Owned Real Property or Fisher Leased Real Property are in good condition and repair (subject to normal wear and tear) without any structural defects of any kind. Except as set forth in Section 3.1(s) of the Fisher Disclosure Schedule, each material lease with respect to the Fisher Leased Real Property is valid, unmodified and in full force and effect, and there are no material subleases with respect to the Fisher Leased Real Property. Neither any landlord nor Fisher nor any of its Subsidiaries party to any material lease with respect to the Fisher Leased Real Property is in monetary or other material default under any such lease.
      (t) Reorganization. As of the date of this Agreement, neither Fisher nor any of its Subsidiaries (a) has taken (or caused to be taken) any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (b) knows of any reason why all approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
      Section 3.2.     Representations and Warranties of Thermo Electron and Merger Sub . Except as set forth in the disclosure schedule dated as of the date of this Agreement and executed and delivered by Thermo Electron and Merger Sub to Fisher concurrently with or prior to the execution and delivery by Thermo Electron and Merger Sub of this Agreement (the “Thermo Electron Disclosure Schedule”), Thermo Electron and Merger Sub represent and warrant to Fisher as set forth in this Section 3.2. Each disclosure set forth in the Thermo Electron Disclosure Schedule, and any other information included in the Thermo Electron Disclosure Schedule, is identified by reference to, or has been grouped under a heading referring to, a specific individual subsection of this Agreement and shall be deemed to be disclosed solely for purposes of, and shall qualify and be treated as an exception to, such subsection, except to the extent that disclosure in one subsection of the Thermo Electron Disclosure Schedule is specifically referred to in another subsection of the Thermo Electron Disclosure Schedule by appropriate cross-reference and except to the extent that the relevance of a disclosure in one subsection of the Thermo Electron Disclosure Schedule to another subsection of the Thermo Electron Disclosure Schedule is reasonably apparent. The parties hereby agree that no reference to or disclosure of any item or other matter in the Thermo Electron Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Thermo Electron Disclosure Schedule or (3) any breach or violation of Applicable Laws or any Contract exists or has actually occurred.

      (a) Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.
      (i) Organization, Standing and Corporate Power. Thermo Electron and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is incorporated or otherwise organized and has the requisite corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as currently conducted, except for those jurisdictions in which the failure to have such power, authority or government approvals and to be so organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(i)) on Thermo Electron and its Subsidiaries, taken as a whole. Each of Thermo Electron and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (ii) Charter Documents. Thermo Electron and Merger Sub have delivered or made available to Fisher prior to the execution of this Agreement complete and correct copies of (A) the Amended and Restated Certificate of Incorporation of Thermo Electron (including all certificates of designation), as amended and currently in effect (the “Thermo Electron Charter”), and the By-Laws of Thermo Electron, as amended and currently in effect (the “Thermo Electron By-Laws,” and, together with the Thermo Electron Charter, the “Thermo Electron Organizational Documents”) and (B) the articles of incorporation and By-Laws of Merger Sub and articles or certificate of incorporation and By-Laws or like organizational documents of each of the Thermo Electron Material Subsidiaries (as defined in Section 3.2(a)(iii)), as amended and currently in effect (collectively, the “Thermo Electron Subsidiary Organizational Documents”), and each such instrument is in full force and effect. Thermo Electron is not in material violation of the Thermo Electron Organizational Documents and no Thermo Electron Material Subsidiary is in material violation of its Thermo Electron Subsidiary Organizational Documents.
      (iii) Subsidiaries. Section 3.2(a)(iii) of the Thermo Electron Disclosure Schedule lists all the Subsidiaries of Thermo Electron which, as of the date of this Agreement, have annual gross revenues in excess of $200,000,000 (the “Thermo Electron Material Subsidiaries”). Except as set forth in Section 3.2(a)(iii)of the Thermo Electron Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each Thermo Electron Material Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Thermo Electron, free and clear of all Liens and free of any other restriction (including preemptive rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).
      (b) Capital Structure.
      (i) The authorized capital stock of Thermo Electron consists of 350,000,000 shares of Thermo Electron Common Stock, and 50,000 shares of preferred stock, par value $100 per share (“Thermo Electron Preferred Stock”), of which 40,000 shares have been designated Series B Junior Participating Preferred Stock. At the close of business on May 1, 2006, (A) 163,699,909 shares of Thermo Electron Common Stock (including all awards based on Thermo Electron Common Stock that are restricted stock granted under a Thermo Electron stock plan listed in Section 3.2(b)(i) of the Thermo Electron Disclosure Schedule (which list includes the total aggregate number of options authorized for issuance under such plans) (such plans, collectively, the “Thermo Electron Stock Plans”) within the meaning of the applicable Thermo Electron Stock Plan (“Thermo Electron Restricted Stock”)) were issued and outstanding; (B) 19,345,041 shares of Thermo Electron Common Stock were held by Thermo Electron in its treasury; (C) no shares of Thermo Electron Preferred Stock were issued and outstanding; (D) 1,845,936 shares of Thermo Electron Common Stock were reserved for issuance upon conversion of Thermo Electron’s 3.25% Subordinated Convertible Debentures due 2007 (the “Thermo Electron Convertible Debentures”); and (E) 21,657,555 shares of Thermo Electron

Common Stock were reserved for issuance in respect of outstanding options to acquire shares of Thermo Electron Common Stock (“Thermo Electron Options”) or outstanding awards based on Thermo Electron Common Stock that are restricted stock units within the meaning of the applicable Thermo Electron Stock Plan (“Thermo Electron Restricted Stock Units”) granted under a Thermo Electron Stock Plan, complete and correct copies of which, in each case as amended, have been filed as exhibits to the Thermo Electron SEC Documents (as defined in Section 3.2(d)(i)) prior to the date of this Agreement or made available to Fisher. Each outstanding share of capital stock of Thermo Electron is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.
      (ii) All shares of Thermo Electron Common Stock subject to issuance under the Thermo Electron Stock Plans and the Thermo Electron Employee Stock Purchase Plan (the “Thermo Electron Purchase Plan”), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
      (iii) No Voting Debt of Thermo Electron is issued or outstanding as of the date hereof.
      (iv) As of May 1, 2006, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Thermo Electron or any of its Subsidiaries is a party or by which any of them is bound obligating Thermo Electron or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Thermo Electron or any of its Subsidiaries, or obligating Thermo Electron or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of Thermo Electron Common Stock, all outstanding Thermo Electron Options and all outstanding shares of capital stock of each Subsidiary of Thermo Electron have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts.
      (v) Since December 31, 2005, and through the date hereof, other than (A) issuances of Thermo Electron Common Stock pursuant to the exercise of Thermo Electron Options granted under Thermo Electron Stock Plans, (B) issuances of Thermo Electron Common Stock pursuant to the Thermo Electron Purchase Plan, (C) repurchases of Thermo Electron Common Stock from employees of Thermo Electron following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (D) issuances of Thermo Electron Common Stock (consisting of newly-issued shares or shares in treasury) as contributions of Thermo Electron Common Stock to defined contribution plans sponsored by Thermo Electron and (E) grants of Thermo Electron Options or stock awards under Thermo Electron Stock Plans, there has been no increase in (1) the outstanding capital stock of Thermo Electron, (2) the number of Thermo Electron Options outstanding or (3) the number of other options, restricted stock awards, warrants or other rights to purchase Thermo Electron capital stock.
      (vi) Neither Thermo Electron nor any of its Subsidiaries is a party to any currently effective agreement (A) restricting the purchase or transfer of, (B) relating to the voting of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring registration of or (E) granting any preemptive or antidilutive rights with respect to any capital stock of Thermo Electron or any of its Subsidiaries or any securities of the type referred to in Section 3.2(b)(iv) hereof.
      (vii) Other than in Subsidiaries of Thermo Electron, as of the date hereof, neither Thermo Electron nor its Subsidiaries directly or indirectly beneficially owns any securities or other beneficial ownership interests in any other entity except for non-controlling investments in entities with an individual book value of less than $5,000,000 and which are not individually or in the aggregate material to Thermo Electron and its Subsidiaries, taken as a whole. There are no outstanding contractual obligations of Thermo Electron or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Subsidiary of Thermo Electron or any other Person, other than guarantees by Thermo Electron of any indebtedness or other obligations of any wholly-owned Subsidiary of Thermo Electron and other than loans made in the ordinary course consistent with past practice to employees of Thermo Electron and its Subsidiaries.

      (viii) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.01 per share, all of which shares are issued and outstanding. Thermo Electron is the legal and beneficial owner of all of the issued and outstanding shares of Merger Sub. Merger Sub was formed at the direction of Thermo Electron prior to the date hereof, solely for the purposes of effecting the Merger and the other transactions contemplated hereby. Except as required by or provided for in this Agreement, Merger Sub (x) does not hold, nor has it held, any assets, (y) does not have, nor has it incurred, any liabilities and (z) has not carried on any business activities other than in connection with the Merger and the transactions contemplated hereby. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
      (ix) Neither Thermo Electron nor any of its Subsidiaries own any shares of capital stock of Fisher or any of its Subsidiaries. Neither Thermo Electron nor Merger Sub is, or will become prior to the Effective Time, an “interested stockholder” with respect to Fisher within the meaning of Section 203 of the DGCL.
      (c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.
      (i) Authority. Each of Thermo Electron and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Thermo Electron and Merger Sub, and the consummation by Thermo Electron and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Thermo Electron and Merger Sub, and no other corporate proceedings on the part of Thermo Electron and Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the issuance of shares of Thermo Electron Common Stock (as defined in Section 2.1) in connection with the Merger (the “Stock Issuance”), and the amendment of the Thermo Electron Charter (as defined in Section 3.2(a)(ii)), to increase the authorized number of shares of Thermo Electron Common Stock from 350,000,000 to 1.2 billion (or such larger amount as the parties may mutually agree), to make such increase to the authorized preferred stock as the parties may mutually determine, and change the name of Thermo Electron to Thermo Fisher Scientific Inc. (the “Charter Amendment”), the Thermo Electron Stockholder Approval (as defined in Section 3.2(c)(iii)). This Agreement has been duly executed and delivered by Thermo Electron and Merger Sub. Assuming the due authorization, execution and delivery of this Agreement by Fisher, this Agreement constitutes the legal, valid and binding obligation of each of Thermo Electron and Merger Sub, enforceable against Thermo Electron and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
      (ii) Board Approval. The Board of Directors of Thermo Electron has (A) determined that this Agreement, the Merger, the Stock Issuance and the Charter Amendment are advisable and fair to and in the best interests of Thermo Electron and its stockholders, (B) duly approved and adopted this Agreement, the Merger, the Stock Issuance, the Charter Amendment and the other transactions contemplated hereby, which adoption has not been rescinded or modified, (C) resolved to recommend this Agreement and the Merger to its stockholders for approval, and (D) subject to Section 5.1(b), directed that the Stock Issuance and the Charter Amendment be submitted to Thermo Electron’s stockholders for consideration and approval at a duly held meeting of such stockholders in accordance with this Agreement.
      (iii) Voting Requirements. The affirmative vote of holders of a majority of the Thermo Electron Common Stock present or represented and entitled to vote on the Stock Issuance at the Thermo Electron Stockholders’ Meeting, is the only vote of the holders of any class or series of Thermo Electron capital stock necessary to approve the Stock Issuance, and no other vote of the holders of any class or series of Thermo Electron capital stock is necessary to approve the Stock Issuance. The affirmative vote of holders of a majority of the outstanding shares of Thermo Electron Common Stock entitled to vote on the Charter Amendment at the Thermo Electron Stockholders’ Meeting, is the only vote of the holders of any class or series of Thermo Electron capital stock necessary to approve the Charter Amendment, and no other vote of the holders of any class or series of Thermo Electron capital stock is necessary to approve the Charter Amendment.

      (iv) No Conflict. Except as set forth in Section 3.2(c)(iv) of the Thermo Electron Disclosure Schedule, the execution and delivery of this Agreement by Thermo Electron and Merger Sub do not, and the consummation by Thermo Electron and Merger Sub of the transactions contemplated hereby and compliance by Thermo Electron and Merger Sub with the provisions of this Agreement will not, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination or cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Thermo Electron or any of its Subsidiaries or any restriction on the conduct of Thermo Electron’s business or operations under, (A) the Thermo Electron Organizational Documents or the Thermo Electron Subsidiary Organizational Documents, (B) any Contract to which Thermo Electron or any Thermo Electron Subsidiary is a party or any Thermo Electron Permit (as defined in Section 3.2(g)(i)) or (C) subject to the governmental filings and other matters referred to in Section 3.2(c)(v), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Thermo Electron or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (v) Required Filings or Consents. No consent, approval, order or authorization or permit of, action by or in respect of, registration, declaration or filing with, or notification to, any Governmental Entity or any other Person is required to be made, obtained, performed or given to or with respect to Thermo Electron or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Thermo Electron or Merger Sub, the Stock Issuance and the Charter Amendment or the consummation by Thermo Electron or Merger Sub of the transactions contemplated hereby, except for:

(A) the filing of a pre-merger notification and report form by Thermo Electron and Merger Sub under the HSR Act, all required notifications and filings under the ECMR and any other applicable filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction;

(B) the filing with the SEC of:

(1) the Form S-4 (including the Joint Proxy Statement);

(2) such reports and filings under Section 13(a), 13(d), 14(a), 15(d) or 16(a) of the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby;

(C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the NYSE and the relevant authorities of other states in which Thermo Electron or Merger Sub are qualified to do business and such filings as may be necessary in accordance with state securities or other “blue sky” laws;

(D) the Thermo Electron Stockholder Approval;

(E) the consents, approvals, orders or authorizations set forth in Section 3.2(c)(v)(E) of the Thermo Electron Disclosure Schedule;

(F) other such consents, approvals, orders or authorizations, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, or Merger Sub; and

(G) the filing of the Charter Amendment with the Secretary of State of the State of Delaware.
      (d) SEC Documents; Financial Statements.
      (i) Thermo Electron has filed with the SEC all registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) presently required to be so filed by Thermo Electron since January 1, 2004 (excluding the Form S-4 and the Joint Proxy Statement, the “Thermo Electron SEC Documents”). As of

their respective dates, the Thermo Electron SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, to the extent in effect, SOX and the rules and regulations of the SEC promulgated thereunder applicable to such Thermo Electron SEC Documents, and none of the Thermo Electron SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Thermo Electron SEC Document filed with the SEC prior to the date hereof. No Subsidiary of Thermo Electron is subject to the periodic reporting requirements of the Exchange Act.
      (ii) Each of the principal executive officer of Thermo Electron and the principal financial officer of Thermo Electron (or each former principal executive officer of Thermo Electron and each former principal financial officer of Thermo Electron, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Thermo Electron SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither Thermo Electron nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
      (iii) The financial statements of Thermo Electron included in the Thermo Electron SEC Documents, including each Thermo Electron SEC Document filed after the date hereof until the Effective Time, comply, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or other applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Thermo Electron and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). The financial books and records of Thermo Electron and its Subsidiaries, taken as a whole, are true and correct in all material respects.
      (iv) Except as reflected or reserved against in the balance sheet of Thermo Electron, dated December 31, 2005, included in the Form 10-K filed by Thermo Electron with the SEC on March 2, 2006 (including the notes thereto, the “Thermo Electron Balance Sheet”) and except as set forth in Section 3.2(d)(iv) of the Thermo Electron Disclosure Schedule, neither Thermo Electron nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) nor, to the Knowledge (as defined in Section 8.3(h)) of Thermo Electron, does any basis exist therefor, other than liabilities or obligations that (A) were incurred since January 1, 2006 in the ordinary course of business consistent with past practice and, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, (B) individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole or (C) were incurred pursuant to this Agreement or the transactions contemplated hereby.
      (v) Neither Thermo Electron nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance-sheet partnership or any similar contract or arrangement (including without limitation any contract or arrangement relating to any transaction or relationship between or among Thermo Electron and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Thermo Electron or any of its Subsidiaries in Thermo Electron’s or such Subsidiary’s published financial statements or other Thermo Electron SEC Documents.

      (vi) No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as an exhibit to the Thermo Electron Form 10-K has been amended or modified, except for amendments or modifications which have been filed as an exhibit to a subsequently dated Thermo Electron SEC Document or are not required to be filed with the SEC.
      (e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Thermo Electron or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Thermo Electron’s stockholders or at the time of the Thermo Electron Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Thermo Electron with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement which were not supplied by or on behalf of Thermo Electron.
      (f) Absence of Certain Changes or Events.
      (i) Since January 1, 2006 through the date hereof, except as and to the extent disclosed in the Thermo Electron SEC Documents filed prior to the date of this Agreement and except for liabilities incurred pursuant to this Agreement or the transactions contemplated hereby:

(A) Thermo Electron and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

(B) there has not been any split, combination or reclassification of any of Thermo Electron’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of or in substitution for, shares of Thermo Electron’s capital stock;

(C) except as required by a change in GAAP, there has not been any change in accounting methods, principles or practices by Thermo Electron; and

(D) there has not been any action taken by Thermo Electron or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a), other than actions in connection with entering into this Agreement.
      (ii) Since January 1, 2006 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, or Merger Sub.
      (g) Compliance with Applicable Laws; Permits; Litigation.
      (i) Thermo Electron, its Subsidiaries and employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including all authorizations under the FDCA, and the regulations of the FDA promulgated thereunder) and third Persons which are required for Thermo Electron and its Subsidiaries to own, lease and operate its properties and other assets and to carry on their respective businesses in the manner described in the Thermo Electron SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Thermo Electron Permits”), and all Thermo Electron Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Thermo Electron Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.

      (ii) Thermo Electron and its Subsidiaries are, and have been at all times since January 1, 2004, in compliance with the terms of the Thermo Electron Permits and all Applicable Laws relating to Thermo Electron and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Thermo Electron Permits or such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. Since January 1, 2004, neither Thermo Electron nor any of its Subsidiaries has received any written notification from any Governmental Entity (A) asserting that Thermo Electron or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply with, Applicable Laws (except for any such lack of compliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole) or (B) threatening to revoke any Thermo Electron Permit (except for any such revocation which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole) nor, to the Knowledge of Thermo Electron, does any basis exist therefor. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of Thermo Electron, has been threatened in writing against Thermo Electron or any of its Subsidiaries, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (iii) Thermo Electron is, and has been, in compliance in all material respects with the provisions of SOX applicable to it.
      (iv) Except as and to the extent disclosed in the Thermo Electron SEC Documents filed prior to the date of this Agreement, including the notes to the financial statements included therein, no action, audit, demand, claim, suit, proceeding, requirement or investigation by any Governmental Entity, and no suit, action, mediation, arbitration or proceeding by any Person, against or affecting Thermo Electron or any of its Subsidiaries or any of their respective properties, including Intellectual Property, is pending or, to the Knowledge of Thermo Electron, threatened which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, or Merger Sub.
      (v) Neither Thermo Electron nor any of its Subsidiaries is, or at any time since January 1, 2004 has been, subject to any outstanding order, injunction or decree which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (h) Labor and Other Employment Matters.
      (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, (A) no work stoppage, slowdown, lockout, labor strike, material arbitrations or other material labor disputes against Thermo Electron or any of its Subsidiaries are pending or, to the Knowledge of Thermo Electron, threatened, (B) no unfair labor practice charges, grievances or complaints are pending or, to the Knowledge of Thermo Electron, threatened against Thermo Electron or any of its Subsidiaries, (C) neither Thermo Electron nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (D) neither Thermo Electron nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, (E) no employee of Thermo Electron at the officer level or above has given written notice to Thermo Electron or any of its Subsidiaries that any such employee intends to terminate his or her employment with Thermo Electron or any of its Subsidiaries, (F) to the Knowledge of Thermo Electron, no employee of Thermo Electron or any of its Subsidiaries is in any respect in violation of any term of any employment contract, nondisclosure agreement, common law nondisclosure obligations, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Thermo Electron or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Thermo Electron or any of its Subsidiaries or to the use of trade secrets or proprietary information of others, (G) neither Thermo Electron nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices and (H) Thermo Electron and its Subsidiaries are in compliance with all Applicable Laws, agreements, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment, including but not limited to any obligations pursuant to the WARN Act, or any comparable Applicable Law.
      (ii) As of the date hereof,

(A) neither Thermo Electron nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or any other agreement, work rules or practices with a labor union, labor organization or works council, which, in the case of any non-U.S. agreement, work rules or practices with a labor union, labor organization or works council are material to Thermo Electron and its Subsidiaries, taken as a whole, nor are any such agreements, work rules or practices presently being negotiated;

(B) no employee of Thermo Electron or any of its Subsidiaries is represented by any labor union, labor organization or works council in his or her capacity as an employee of Thermo Electron or any of its Subsidiaries;

(C) no labor union, labor organization or works council or group of employees of Thermo Electron or any of its Subsidiaries has made a pending demand for recognition or certification to Thermo Electron or any of its Subsidiaries, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Thermo Electron, threatened to be brought or filed with the NLRB or any other comparable foreign, state or local labor relations tribunal or authority; and

(D) to the Knowledge of Thermo Electron, no labor union, labor organization or works council is seeking to organize or represent any employees of Thermo Electron or any of its Subsidiaries.
      (i) Benefit Plans.
      (i) Section 3.2(i)(i)(A) of the Thermo Electron Disclosure Schedule sets forth a true and complete list of each material Benefit Plan as of the date hereof with or for the benefit of any current or former employee, officer or director of Thermo Electron or any of its Subsidiaries or ERISA Affiliates or with respect to which Thermo Electron or any of its Subsidiaries or ERISA Affiliates have any material obligations or liabilities, including each material Benefit Plan that has been adopted or maintained by Thermo Electron, any of its Subsidiaries or any Affiliate, whether formally or informally, or with respect to which Thermo Electron, any of its Subsidiaries or any Affiliate will or may have any material liability, for the benefit of employees or consultants of Thermo Electron or any of its Subsidiaries who perform services outside the United States (collectively, the “Thermo Electron Benefit Plans”). With respect to the Thermo Electron Benefit Plans, no event has occurred, and there exists no condition or set of circumstances, which would reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, under ERISA, the Code or any other Applicable Laws. Neither Thermo Electron, nor any of its Subsidiaries, nor, to the Knowledge of Thermo Electron, any other Person, has any express commitment, whether legally enforceable or not, to modify, change or terminate any Thermo Electron Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or any other Applicable Law or administrative changes that do not increase the liabilities or obligations under any such plans. Thermo Electron has delivered or made available to Fisher true, correct and complete copies of all Thermo Electron Benefit Plans and, with respect thereto, if applicable, all amendments, trust agreements, insurance contracts, other funding vehicles, determination letters issued by the IRS, the most recent annual reports (Form 5500 series) filed with the IRS and the most recent actuarial report or other financial statement relating to such Thermo Electron Benefit Plan.
      (ii) Each Thermo Electron Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and other Applicable Laws and with the terms of all applicable collective bargaining agreements. Each Thermo Electron Benefit Plan, including any material amendments thereto, that is required to obtain Approval has received such Approval

(or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval), and no event has occurred which would reasonably be expected to result in the revocation of such Approval or the imposition of material sanctions by such authorities. Without limiting the generality of the foregoing, each Thermo Electron Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter from the IRS that the Thermo Electron Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to the Knowledge of Thermo Electron, nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification or exemption.
      (iii) As of the date hereof to the Knowledge of Thermo Electron, no oral or written representation or commitment with respect to any material aspect of any Thermo Electron Benefit Plan has been made to an employee or former employee of Thermo Electron or any of its Subsidiaries by an authorized Thermo Electron employee that is not materially in accordance with the written or otherwise pre-existing terms and provisions of such Thermo Electron Benefit Plans. As of the date hereof, to the Knowledge of Thermo Electron, neither Thermo Electron nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
      (iv) There are no material unresolved claims or disputes under the terms of, or in connection with, any Thermo Electron Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced or threatened with respect to any material claim or otherwise in connection with a Thermo Electron Benefit Plan.
      (v) With respect to each Funded Retirement Plan of Thermo Electron or any of its Subsidiaries, the aggregate fair market value of the assets of such Funded Retirement Plan was, as of the most recently computed actuarial valuation of such plan, equal to or greater than the aggregate value of its liabilities assessed on an ongoing basis and calculated in accordance with the actuarial methods and assumptions used in such valuation pursuant to such Funded Retirement Plan and Applicable Law and GAAP. None of Thermo Electron or any ERISA Affiliate of Thermo Electron has incurred, or is reasonably expected to incur, any liability to a Funded Retirement Plan under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due) that, when aggregated with other such liabilities, would reasonably be expected to result in a material liability of Thermo Electron and its Subsidiaries, taken as a whole, which liability has not been fully paid.
      (vi) Section 3.1(i)(vi) of the Thermo Electron Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which Thermo Electron or any ERISA Affiliate of Thermo Electron contributes or is required to contribute, or to which, or with respect to which, Thermo Electron or any ERISA Affiliate of Thermo Electron has any material liability. If any Thermo Electron Multiemployer Plan is subject to Title IV of ERISA, then, (A) neither Thermo Electron nor any ERISA Affiliate of Thermo Electron has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA (or any liability resulting therefrom has been satisfied in full), (B) no event has occurred that presents a material risk of a complete or partial withdrawal, (C) neither Thermo Electron nor any ERISA Affiliate of Thermo Electron has any contingent liability under Section 4204 of ERISA, (D) no circumstances exist that present a material risk that any such plan will go into reorganization, and (E) to the best of Thermo Electron’s Knowledge, the aggregate withdrawal liability of Thermo Electron and each ERISA Affiliate of Thermo Electron computed as if a complete withdrawal by Thermo Electron and any ERISA Affiliate of Thermo Electron had occurred under each such Thermo Electron Benefit Plan on the date hereof, would not reasonably be expected to result in a material liability to Thermo Electron. No Thermo Electron Benefit Plan subject to ERISA is a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

      (vii) No Thermo Electron Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees of Thermo Electron or any of its Subsidiaries after retirement or other termination of service (other than coverage mandated by Applicable Laws or benefits, the full cost of which is borne by the employee or former employee).
      (viii) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Thermo Electron Benefit Plan (for this purpose, Thermo Electron Benefit Plan (other than with respect to those Plans that are Thermo Electron Foreign Plans) shall be determined without regard to whether any plan, agreement, policy, understanding or arrangement is material despite the use of such qualifier in Section 3.1(i)(i) for purposes of the definition of Benefit Plan and Section 3.2(i)(i) for purposes of the definition of Thermo Electron Benefit Plan) that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of Thermo Electron or any of its Subsidiaries or limit the ability to amend, terminate or receive a reversion of assets from any Thermo Electron Benefit Plan or related trust. There is no contract, agreement, plan or arrangement with an employee or former employee of Thermo Electron to which Thermo Electron or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the transaction contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events) would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.
      (ix) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, with respect to each Thermo Electron Benefit Plan established or maintained outside of the United States for the benefit of employees of Thermo Electron or any Subsidiary of Thermo Electron residing outside the United States (each, a “Thermo Electron Foreign Plan”): (i) each Thermo Electron Foreign Plan is in compliance with the applicable provisions of the laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Thermo Electron Foreign Plan; (ii) each Thermo Electron Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and (iii) the fair market value of the assets of each funded Thermo Electron Foreign Plan, the liability of each insurer for any Thermo Electron Foreign Plan funded through insurance or the book reserve established for any Thermo Electron Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Thermo Electron Foreign Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and any and all amounts required to be accrued with respect to any Thermo Electron Foreign Plan or pursuant to any statutory requirements pertaining to employee benefits, mandatory contributions, retirement plans or similar benefits, have been properly and timely accrued, including accruals relating to any severance, termination pay or profit sharing benefits.
      (j) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole:
      (i) Each of Thermo Electron and its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such Tax Returns are true, correct and complete, (B) timely paid in full all Taxes required to be paid by it, (C) made adequate provision in accordance with GAAP (or there has been paid or provision has been made on its behalf) for the payment of all Taxes not yet due and (D) complied with all Applicable Laws relating to the payment and withholding of Taxes.
      (ii) There are no Liens for Taxes upon any property or assets of Thermo Electron or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Thermo Electron SEC Documents filed prior to the date of this Agreement.

(iii) The most recent financial statements contained in the Thermo Electron SEC Documents reflect an adequate (A) reserve in accordance with GAAP for all Tax liabilities of Thermo Electron and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and (B) valuation allowance in accordance with GAAP for all deferred tax assets of Thermo Electron and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(iv) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Thermo Electron or any of its Subsidiaries. Neither Thermo Electron nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where Thermo Electron or any of its Subsidiaries, as applicable, does not file a Tax Return, that Thermo Electron or such Subsidiary is or may be subject to taxation by that jurisdiction.

(v) The Tax Returns of Thermo Electron and each of its Subsidiaries, including any predecessors thereof, have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2000, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent financial statements contained in the Thermo Electron SEC Documents.

(vi) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Thermo Electron or any of its Subsidiaries, and no power of attorney granted by either Thermo Electron or any of its Subsidiaries with respect to any Taxes is currently in force.

(vii) Neither Thermo Electron nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between or among Thermo Electron and its Subsidiaries), and neither Thermo Electron nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return (other than a group the common parent of which is Thermo Electron) or (B) has any liability for the Taxes of any Person (other than Thermo Electron or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(viii) Neither Thermo Electron nor any of its Subsidiaries has (A) agreed to make nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (1) in the two years prior to the date of this Agreement or (2) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(ix) Thermo Electron is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(x) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Thermo Electron or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending.

      (k) Interested Party Transactions. Since the date of the Thermo Electron Balance Sheet, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K of the SEC.
      (l) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, (i) the operations of Thermo Electron and its Subsidiaries are, and at all times since January 1, 2004 have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all licenses, permits, registrations, approvals, certifications and consents required by Environmental Laws, (ii) there are no pending or, to the Knowledge of Thermo Electron, threatened suits, actions, investigations or proceedings under or pursuant to Environmental Laws against Thermo Electron or any of its Subsidiaries or involving any real property currently or, to the Knowledge of Thermo Electron, formerly owned, operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, by Thermo Electron or any of its Subsidiaries, (iii) Thermo Electron and its Subsidiaries are not subject to and have received no written allegations of any Environmental Liabilities, and no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or, to the Knowledge of Thermo Electron, formerly owned, operated or leased by Thermo Electron or any of its Subsidiaries or operations thereon has resulted in or would reasonably be expected to result in Environmental Liabilities, and (iv) all real property owned or operated by Thermo Electron or any of its Subsidiaries is free of contamination from Hazardous Materials that would have an adverse effect on human health or the environment.
      (m) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole, (i) Thermo Electron or a Subsidiary of Thermo Electron (A) owns and is listed in the records of the appropriate United States, state or foreign registry as the current owner of record for each application and registration of Intellectual Property or (B) has a legally enforceable right to use (in each case, free and clear of any Liens) all Intellectual Property used in or necessary for the conduct of its business as currently conducted, including without limitation all patents and patent applications and all trademark registrations and trademark applications; (ii) except as set forth in Section 3.2(m)(ii) of the Thermo Electron Disclosure Schedule, to the Knowledge of Thermo Electron, the conduct of the business of Thermo Electron and its Subsidiaries as currently conducted does not infringe on or misappropriate, either directly or indirectly (such as through contributory infringement or inducement to infringe), the Intellectual Property rights of any Person, and the use by Thermo Electron or any of its Subsidiaries of any Intellectual Property is, to the Knowledge of Thermo Electron, in accordance with any applicable grant, license, agreement, instrument or other arrangement pursuant to which Thermo Electron or any Affiliate acquired the right to use such Intellectual Property; (iii) to the Knowledge of Thermo Electron, no Person is misappropriating, infringing, diluting or otherwise violating any right of Thermo Electron or any of its Subsidiaries with respect to any Intellectual Property owned or used by Thermo Electron or any of its Subsidiaries, and no such claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any Person by Thermo Electron or any of its Subsidiaries; (iv) to the Knowledge of Thermo Electron, except as set forth in Section 3.2(m)(iv)of the Thermo Electron Disclosure Schedule, neither Thermo Electron nor any of its Subsidiaries has received written notice by any Person of any pending or threatened claim, suit, action, mediation, arbitration, order or other adversarial proceeding (A) alleging infringement (or other violation) by Thermo Electron or any of its Subsidiaries of Intellectual Property or other rights of any Person or (B) challenging Thermo Electron’s or any of its Subsidiaries’ ownership or use of, or the validity, enforcement, registrability or maintenance of, any Intellectual Property owned or used by Thermo Electron or any of its Subsidiaries, and, to the Knowledge of Thermo Electron, no Intellectual Property owned or used by Thermo Electron or any of its Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property; (v) to the Knowledge of Thermo Electron, the Intellectual Property owned or used by Thermo Electron or any of its Subsidiaries (A) has been duly maintained, (B) is subsisting, in full force and effect, (C) is valid and enforceable, (D) has not expired, been cancelled or abandoned and (E) all maintenance, registration and renewal fees necessary to preserve the rights of Thermo Electron in connection with such Intellectual Property have been paid in a timely manner, and there are no actions that must be taken by Thermo Electron or any of its Subsidiaries within 90 days from the date hereof, including the payment of any registration, maintenance or renewal fees or the filing with the United States Patent and Trademark Office or such other appropriate U.S. or foreign office or similar administrative agency of documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any rights in the registered or applied-for Intellectual Property; (vi) to the Knowledge of Thermo Electron, except as set forth in Section 3.2(m)(vi) of the Thermo Electron Disclosure Schedule, neither Thermo Electron nor any of its Subsidiaries has entered into any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements which (A) restrict Thermo Electron’s or any of its Subsidiaries’ right to use any Intellectual Property, (B) restrict Thermo Electron’s or any of its Subsidiaries’ businesses in order to accommodate a third Person’s Intellectual Property rights, (C) permit third parties to use any Intellectual Property owned or controlled by Thermo Electron or any of its Subsidiaries or (D) reasonably would be expected to provide a third Person a defense to patent infringement in connection with any Intellectual Property owned or used by Thermo Electron; (vii) to the Knowledge of Thermo Electron, Thermo Electron and each of its Subsidiaries has used reasonable best efforts to maintain the confidentiality of the Intellectual Property and all other property used in the business of Thermo Electron or any of its Subsidiaries as presently conducted; and (viii) each current and former employee of Thermo Electron or any of its Subsidiaries who has contributed to or participated in research and development activities will not, after giving effect to the transactions contemplated herein, own or retain any rights to use any of the Intellectual Property owned or used by Thermo Electron or any of its Subsidiaries. To the Knowledge of Thermo Electron, no software used in the conduct of its business (a) contains any device or feature designed to disrupt, disable, or otherwise impair its functioning, or (b) is subject to the terms of any “open source” or other similar license requiring source code of software owned by Thermo Electron to be publicly distributed or dedicated to the public, other than any such device, feature or license which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to Thermo Electron’s right to own, use, or hold for use any of the Intellectual Property owned, used, or held for use in the conduct of its business as currently conducted other than any such losses, impairments, payments, conflicts, or failure to obtain consents, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (n) FDA Compliance. All products currently being manufactured, tested, developed, processed, labeled, stored or distributed by or on behalf of Thermo Electron and its Subsidiaries, which are subject to the jurisdiction of the FDA, are being manufactured, tested, developed, processed, labeled, stored, distributed, and marketed and promoted, including promotions on Thermo Electron’s website, in compliance with all Applicable Laws or regulations issued by the FDA or any other Governmental Entity, including, without limitation, the FDA’s current Good Manufacturing Practice (including, but not limited to, compliance with corrective and preventive action requirements) and Medical Device Reporting regulations, and recalls and corrective actions that are required to be reported to the FDA pursuant to 21 C.F.R. Part 806 have been reported, except where any failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. All applicable operations of Thermo Electron and each of its Subsidiaries have achieved and maintained ISO 13485 Quality System certification, and there is no pending or, to Thermo Electron’s Knowledge, threatened, audit, repeal, failure to renew or challenge to any such certifications, other than where the failure to achieve or maintain such certification or any such audit, repeal, failure to renew or challenge would not, individually or in the aggregate, have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. All products being manufactured by Thermo Electron and its Subsidiaries are in compliance with applicable registration and listing requirements required by Applicable Law for each site at which a product of Thermo Electron or any of its Subsidiaries is manufactured except where any failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. All pre-clinical and clinical trials being conducted by or on behalf of Thermo Electron or any of its Subsidiaries or that were conducted on its behalf to support FDA approvals or clearances are being or were conducted in compliance with all Applicable Laws of the FDA or any other Governmental Entity, including, without limitation, the applicable FDA regulations and federal and state laws, and regulations restricting the use and disclosure of individually identifiable health information except where any failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. Neither Thermo Electron nor any of its Subsidiaries is the subject, officially or otherwise, of any pending or, to Thermo Electron’s Knowledge, threatened in writing investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To Thermo Electron’s Knowledge, there is no reasonable basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto with respect to the operations of Thermo Electron or any its Subsidiaries that would result in any material violation of such policies. To Thermo Electron’s Knowledge, each product distributed, sold or leased, or service rendered, by Thermo Electron or any of its Subsidiaries complies with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Entity, other than where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. Thermo Electron and its Subsidiaries are in compliance with all applicable FDA import and export requirements, including, but not limited to, import-for-export requirements, export notifications or authorizations and record-keeping requirements except as would not have, individually or in the aggregate, a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. All devices distributed by Thermo Electron and its Subsidiaries have obtained any clearances or approvals required by the FDA to market these devices, including any modifications to the devices or their labeling, except as would not have, individually or in the aggregate, a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (o) State Takeover Statutes. Thermo Electron has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Fisher with its obligations hereunder and the accuracy of the representations and warranties made by Fisher herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation nor any takeover-related provision in the Thermo Electron Organizational Documents, would (i) prohibit or restrict Thermo Electron’s ability to perform its obligations under this Agreement, any related agreement or the Certificate of Merger or its ability to consummate the transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject Thermo Electron to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger.
      (p) Brokers. Except for fees payable to Lehman Brothers Inc. (“Lehman Brothers”) and Rothschild, Inc. (“Rothschild, Inc.”), no broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Thermo Electron or Merger Sub. Thermo Electron has previously delivered to Fisher a true and complete copy of the engagement letters between each of Lehman Brothers and Rothschild, Inc. and Thermo Electron.
      (q) Opinion of Financial Advisor. Thermo Electron has received the opinion of its financial advisor, Lehman Brothers, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Thermo Electron Common Stock.
      (r) Material Contracts.
      (i) For purposes of this Agreement, “Thermo Electron Material Contract” shall mean:

(A) Any employment, severance, or Consulting Contract or offer letter with an employee or former employee, officer or director of Thermo Electron or any Subsidiary of Thermo Electron (other than any unwritten Contract for the employment of any such employee or former employee implied at law) which will require the payment of amounts by Thermo Electron or any Subsidiary of Thermo Electron, as applicable, after the date hereof in excess of $750,000 per annum;

(B) Any collective bargaining Contract, or any other agreement or work rule or practice with any labor union, labor organization or works council;

(C) Any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $6,750,000;

(D) Any Contract containing covenants of Thermo Electron or any Subsidiary of Thermo Electron (1) to indemnify or hold harmless another Person or group of Persons, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, would not reasonably be expected to exceed a maximum of $3,500,000 (except for product warranty obligations in Contracts for the sale of goods in the ordinary course of business) or (2) not to compete (or otherwise restrict or limit the ability of Thermo Electron or any of its Subsidiaries to) in any line of business or geographic area;

(E) Any Contract requiring aggregate future payments or expenditures in excess of $3,500,000 and relating to cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(F) Any license, royalty Contract or other Contract with respect to Intellectual Property which, pursuant to the terms thereof, requires payments by Thermo Electron or any Subsidiary of Thermo Electron in excess of $2,000,000 per annum;

(G) Any Contract pursuant to which Thermo Electron or any Subsidiary of Thermo Electron has entered into a partnership or joint venture with any other Person (other than Thermo Electron or any Subsidiary of Thermo Electron) for which the carrying value exceeds $5,000,000;

(H) Any indenture, mortgage, loan, guarantee or credit Contract under which Thermo Electron or any Subsidiary of Thermo Electron has outstanding indebtedness or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $6,750,000, other than any such indebtedness between Thermo Electron (whether as creditor or debtor) and any wholly owned Subsidiary of Thermo Electron or between any wholly owned Subsidiaries of Thermo Electron;

(I) Any Contract under which Thermo Electron or any Subsidiary of Thermo Electron is (1) a lessee of real property, (2) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, (3) a lessor of real property, or (4) a lessor of any tangible personal property owned by Thermo Electron or any Subsidiary of Thermo Electron, in each case which requires annual payments in excess of $2,000,000;

(J) Any Contract (other than purchase or sale orders in the ordinary course of business that are terminable or cancelable by Thermo Electron without penalty on 90 days’ notice or less) under which Thermo Electron or any Subsidiary of Thermo Electron is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires payments by or to Thermo Electron or any Subsidiary of Thermo Electron in excess of $6,750,000 per annum;

(K) Any material Contract (including guarantees) between Thermo Electron or any wholly-owned Subsidiary of Thermo Electron and another Subsidiary of Thermo Electron that is not wholly-owned by Thermo Electron;

(L) Any Contract other than a Thermo Electron Benefit Plan which requires payments by Thermo Electron or any Subsidiary of Thermo Electron in excess of (i) $3,000,000 per annum containing “change of control” or similar provisions, or (ii) $1,000,000, to the Knowledge of Thermo Electron, containing “change of control” or similar provisions;

(M) Any Contract entered into on or after January 1, 2003 relating to the acquisition or disposition of any business or any assets (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $70,000,000 (all of which Contracts have been made available to Fisher prior to the date hereof);

(N) Any Contract (other than Contracts of the type described in subclauses (A) through (L) above) that involves aggregate payments by or to Thermo Electron or any Subsidiary of Thermo Electron in excess of $16,750,000 per annum; and

(O) Any Contract the termination or breach of which, or the failure to obtain consent in respect of which, would reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (ii) Schedule. Section 3.2(r)(ii) of the Thermo Electron Disclosure Schedule sets forth a list of all Thermo Electron Material Contracts as of the date hereof other than those listed as an exhibit to Thermo Electron’s most recent Form 10-K.
      (iii) No Breach. All Thermo Electron Material Contracts are valid and in full force and effect and enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole. Neither Thermo Electron nor any of its Subsidiaries, nor, to Thermo Electron’s Knowledge, any counterparty to any Thermo Electron Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Thermo Electron Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (s) Real Property. Section 3.2(s) of the Thermo Electron Disclosure Schedule lists all material real property owned in fee by Thermo Electron or any of its Subsidiaries (the “Thermo Electron Owned Real Property”) or leased by Thermo Electron or any of its Subsidiaries as lessee (the “Thermo Electron Leased Real Property”). Thermo Electron or any of its Subsidiaries owns good and valid title to the Thermo Electron Owned Real Property and has valid and enforceable leasehold interests under the leases with respect to the Thermo Electron Leased Real Property, free and clear of all Liens other than (i) Permitted Liens and (ii) easements, covenants, rights-of-way and other encumbrances or restrictions, whether recorded or referred to in an applicable lease or unrecorded, which do not materially impair the continued use of the property subject thereto as currently used, but in no event, with respect to clauses (i) and (ii), environmental or Tax Liens, judgments, lis pendens or any Lien that would render the title to the Thermo Electron Owned Real Property uninsurable by a reputable title insurance company. All of the improvements located on any Thermo Electron Owned Real Property or Thermo Electron Leased Real Property are in good condition and repair (subject to normal wear and tear) without any structural defects of any kind. Except as set forth in Section 3.2(s) of the Thermo Electron Disclosure Schedule, each material lease with respect to the Thermo Electron Leased Real Property is valid, unmodified and in full force and effect, and there are no material subleases with respect to the Thermo Electron Leased Real Property. Neither any landlord nor Thermo Electron nor any of its Subsidiaries party to any material lease with respect to the Thermo Electron Leased Real Property is in monetary or other material default under any such lease.
      (t) Reorganization. As of the date of this Agreement, neither Thermo Electron nor any of its Subsidiaries (a) has taken (or caused to be taken) any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (b) knows of no reason why all approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
      (u) Merger Sub Approval. The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Merger Sub and its stockholder, (ii) duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified, and (iii) submitted this Agreement for adoption by Thermo Electron, as the sole stockholder of Merger Sub. Promptly following the date hereof, Thermo Electron, as the sole stockholder of Merger Sub, will have duly approved and adopted this Agreement and the Merger.
      (v) Thermo Electron has resolved to take and has taken all action necessary to render the terms of the Thermo Electron Rights Agreement (as defined in Section 4.1(a)(ii)) and the rights thereunder inapplicable to the execution and operation of this Agreement and the transactions contemplated hereby.
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
      Section 4.1.     Conduct of Business.
      (a) Each of Fisher and Thermo Electron agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 4.1(a) of the Fisher Disclosure Schedule or Section 4.1(a) of the Thermo Electron Disclosure Schedule, as the case may be, or as expressly provided by any other provision of this Agreement, or unless Fisher and Thermo Electron shall otherwise agree in advance in writing, Fisher and Thermo Electron shall, and shall cause each of their respective Subsidiaries to, (i) maintain its existence in good standing under Applicable Laws, (ii) subject to the restrictions and exceptions set forth in this Section 4.1(a), conduct its operations only in the ordinary and usual course of business consistent with past practice and (iii) use its reasonable best efforts to keep available the services of the current officers, key employees and key consultants of each of Fisher and Thermo Electron, respectively, and each of their respective Subsidiaries and to preserve the current relationships of each of Fisher and Thermo Electron and each of their respective Subsidiaries, with its customers, suppliers and other Persons with which Fisher or Thermo Electron or any of their respective Subsidiaries has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 4.1(a) of the Fisher Disclosure Schedule or Section 4.1(a) of the Thermo Electron Disclosure Schedule, as the case may be, or as expressly provided by any other provision of this Agreement, Fisher and Thermo Electron shall not and shall not permit any of their respective Subsidiaries to (unless required by Applicable Laws applicable to Fisher and its Subsidiaries or Thermo Electron and its Subsidiaries, respectively, or as specifically provided herein), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Fisher or Thermo Electron, respectively:
      (i) (A) except in the case of any of Thermo Electron’s wholly-owned Subsidiaries or Fisher’s wholly-owned Subsidiaries and except for the Charter Amendment in the case of Thermo Electron, amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents, or amend, or redeem the rights issued under, the Thermo Electron Rights Agreement or any rights agreement adopted by Fisher prior to the Effective Time (the “Fisher Rights Agreement”), as the case may be (except as required hereunder), or otherwise take any action to exempt any Person (other than Thermo Electron or its Subsidiaries or Fisher or its Subsidiaries, as the case may be) or any action taken by such Person from the Fisher Rights Agreement or the Thermo Electron Rights Agreement, as the case may be, or any state takeover statute (including Section 203 of the DGCL) or similarly restrictive provisions of such party’s organizational documents or (B) in the case of Thermo Electron Material Subsidiaries or Fisher Material Subsidiaries, liquidate, merge or consolidate or enter into a similar transaction;
      (ii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of, or other equity interests in, Fisher or Thermo Electron or any of their respective Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of Fisher or Thermo Electron or any of their respective Subsidiaries, except for (A) the issuance of securities issuable upon the exercise of options or other rights outstanding as of the date hereof under any Fisher Benefit Plan or Thermo Electron Benefit Plan,

respectively, (B) the issuance of securities by any wholly-owned Subsidiary of Fisher or Thermo Electron, respectively, to Fisher or Thermo Electron, respectively, or to any other wholly-owned Subsidiary of Fisher or Thermo Electron, respectively, (C) the issuance of shares, additional options or other rights under any Fisher Benefit Plans or Thermo Electron Benefit Plans, respectively, subject to the limitations set forth in Section 4.1(a)(ii)(C) of the Fisher Disclosure Schedule or Section 4.1(a)(ii)(C) of the Thermo Electron Disclosure Schedule, as the case may be, (D) in the case of Thermo Electron, the issuance of securities under the Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron and American Stock Transfer & Trust Company, as Rights Agent (the “Thermo Electron Rights Agreement”), (E) in the case of Fisher, the issuance of Fisher Common Stock issuable upon conversion of Fisher Convertible Debentures or (F) in the case of Thermo Electron, the issuance of the Thermo Electron Common Stock issuable upon conversion of the Thermo Electron Convertible Debentures;
      (iii) (A) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Fisher or Thermo Electron, or (B) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any non-wholly-owned Subsidiary, other than in the ordinary course or (C) enter into any agreement with respect to the voting of the capital stock of Fisher or Thermo Electron;
      (iv) (A) reclassify, combine, split or subdivide any of their capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of their capital stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or other securities other than repurchases by Thermo Electron of up to $300 million in Thermo Electron Common Stock in the discretion of the Thermo Electron board of directors, forfeiture of Fisher Stock Unit Awards or Thermo Electron Restricted Stock and Fisher Options or Thermo Electron Options as a result of terminations of employment in the ordinary course of business and consistent with past practice;
      (v) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of Fisher or Thermo Electron, respectively) for borrowed money, except for (x) indebtedness for borrowed money under or guarantees with respect to indebtedness under Fisher’s or Thermo Electron’s existing credit facilities, respectively, incurred in the ordinary course of business consistent with past practice (for purposes of this clause (x), in no event shall acquisitions be considered to be in the ordinary course of business), (y) indebtedness not to exceed $500,000,000 in the aggregate incurred to finance acquisitions permitted pursuant to Section 4.1(a)(xii) or (z) indebtedness of any wholly-owned Subsidiary of Fisher or Thermo Electron, to Fisher or Thermo Electron, respectively, or to any other wholly-owned Subsidiary of Fisher or Thermo Electron, respectively, or indebtedness of Fisher of Thermo Electron, respectively, to any wholly-owned Subsidiary of Fisher or Thermo Electron, respectively, (B) (x) terminate or cancel (other than a termination or cancellation due to the expiration of any term of any contract or any breach or nonperformance by any counterparty) or agree to any material change in, any Fisher Material Contract of the type covered in Sections 3.1(r)(D), (E), (F), (G), (J), (K), (L), (N) and (O) or Thermo Electron Material Contract of the type covered in Sections 3.2(r) (D), (E), (F), (G), (J), (K), (L), (N) and (O), as the case may be, where such termination, cancellation or change would have an adverse effect on Fisher and its Subsidiaries, or Thermo Electron and its Subsidiaries, as the case may be, or (y) enter into (other than any extension of an existing contract or entering into a new contract with an existing counterparty on terms substantially the same as the prior contract, in each case in the ordinary course of business consistent with past practice) a contract which would be any of such categories of Fisher Material Contract or any of such categories of Thermo Electron Material Contract, as the case may be, if entered into prior to the date hereof, except for the purposes of this Section 4.1(a)(v)(B) the dollar amounts used to calculate whether a contract would be a Fisher Material Contract or a Thermo Electron Material Contract, respectively, shall be doubled or (C) make or authorize any material loan to any Person (other than a wholly-owned Subsidiary) outside the ordinary course of business;
      (vi) (A) Increase the compensation or benefits payable or to become payable to its directors or executive officers, (B) increase the compensation or benefits payable or to become payable to its other employees or its consultants (in each case, except for increases in the ordinary course of business in accordance with past practices and methodologies), (C) grant any rights to severance or termination pay to, or enter into any employment, consulting or severance agreement with, any director, officer or other employee or consultant of Fisher or Thermo Electron or any of their respective Subsidiaries (excluding (i) any severance payments in connection with terminations of employment occurring following the date hereof and prior to the Effective Time made in accordance with the terms of severance plans or agreements in effect on the date hereof and set forth in Section 3.1(i)(i)(A) of the Fisher Disclosure Schedule and Section 3.2(i)(i)(A) of the Thermo Electron Disclosure Schedule (as applicable) or pursuant to a separation agreement and release of claims with non-executive officer employees that provides for severance (the amount of which is subject to the limitations set forth on in Section 4.1(a)(vi)(C)(i) of the Fisher Disclosure Schedule and Section 4.1(a)(vi)(C)(i) of the Thermo Electron Disclosure Schedule (as applicable)) and is entered into in the ordinary of business consistent with the past the practice of Fisher or Thermo Electron, as applicable, or any of their respective Subsidiaries, and (ii) offer letters with respect to non-executive officer employees hired after the date hereof in the ordinary course of business in accordance with the past practice of Fisher or Thermo Electron, as applicable, or any of their respective Subsidiaries, provided that any such agreements shall not provide for the payment of any severance or termination pay solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby); (D) establish, adopt, enter into or amend any collective bargaining agreement (or other agreement or understanding with any trade union, works council or other employee representative body) or any Benefit Plan for the benefit of any director, officer, consultant or employee, except to the extent required by Applicable Laws; (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, settlement or funding under any Fisher Benefit Plan, Thermo Electron Benefit Plan, Fisher Option, Thermo Electron Option or Fisher Stock Unit Award or (F) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change in control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement;
      (vii) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;
      (viii) except in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election or settle or compromise any material liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any material amended Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
      (ix) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any confidentiality or standstill agreement to which Fisher or Thermo Electron, respectively, is a party and which relates to a business combination involving Fisher or Thermo Electron, respectively;
      (x) write up, write down or write off the book value of any assets, individually or in the aggregate, for Fisher and its Subsidiaries, taken as a whole, or Thermo Electron and its Subsidiaries, taken as a whole, respectively, other than (A) in the ordinary course of business, (B) as may be required by GAAP or (C) otherwise not in excess of $10,000,000;
      (xi) except as permitted by Section 5.16, take any action to render inapplicable, or to exempt any third Person (other than Thermo Electron, Fisher or Merger Sub, respectively) from, (A) the provisions of the DGCL or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;
      (xii) acquire, dispose, agree to acquire from or agree to dispose to, any Person any assets (not including Intellectual Property), operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person, except in connection with (A) capital expenditures set forth in Section 4.1(a)(xii) of the Fisher Disclosure Schedule or Section 4.1(a)(xii) of the Thermo Electron Disclosure Schedule, as the case may be, permitted hereunder, (B) acquisitions or dispositions of inventory and other tangible assets (not including Intellectual Property) in the ordinary course of business consistent with past practice, and (C) acquisitions and dispositions of assets, operations, businesses or securities set forth in Section 4.1(a)(xii) of the Fisher Disclosure Schedule or Section 4.1(a)(xii) of the Thermo Electron Disclosure Schedule, as the case may be, and other such acquisitions and dispositions up to $100,000,000 in the aggregate (measured by consideration paid or received);
      (xiii) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied;
      (xiv) acquire, dispose, agree to acquire from or agree to dispose to, any Person, any Intellectual Property having a value, in the aggregate, in excess of $5,000,000;
      (xv) except as expressly contemplated by this Agreement, take any actions that would result in restructuring charges pursuant to GAAP in excess of $50,000,000 in the aggregate;
      (xvi) except as required by Applicable Law or any judgment by a court of competent jurisdiction, pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms;
      (xvii) enter into any new line of business material to Fisher and its Subsidiaries, taken as a whole, or Thermo Electron and its Subsidiaries, taken as a whole, respectively;
      (xviii) fail to use reasonable best efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof;
      (xix) enter into any non-competition contract or other contract that purports to limit in any material respect either the type of business in which Fisher or its Subsidiaries, or Thermo Electron or its Subsidiaries, respectively, may engage or the manner or locations in which any of them may so engage in any business; or
      (xx) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.
      Section 4.2.     No Solicitation.
      (a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, none of Fisher or Thermo Electron, their respective Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) (“Representatives”) of Fisher or Thermo Electron or any of their respective Subsidiaries shall directly or indirectly (i) solicit, initiate or encourage or knowingly facilitate (including by way of furnishing information or entering into any agreements, arrangements or understandings) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Fisher or Thermo Electron or any of their respective Subsidiaries that, if consummated, would constitute an Alternative Transaction (as defined in Section 8.3(b)) (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Transaction Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Fisher and Thermo Electron, respectively, shall be permitted, prior to the receipt of the Fisher Stockholder Approval and Thermo Electron Stockholder Approval, respectively, and subject to compliance with the other terms of this Agreement, including this Section 4.2, and to first entering into a confidentiality agreement with the person proposing such Alternative Transaction Proposal on terms substantially similar to, and no less favorable to Fisher or Thermo Electron, respectively, than those contained in the Confidentiality Agreement, dated as of April 13, 2006, as amended as of May 7, 2006, between Fisher and Thermo Electron (the “CDA”), to (x) furnish information with respect to Fisher or Thermo Electron and their respective Subsidiaries, as the case may be, to the Person making such bona fide written Alternative Transaction Proposal (and its Representatives) and (y) participate in discussions and negotiations with respect to such bona fide written Alternative Transaction Proposal received by Fisher or Thermo Electron, as applicable, in each case if the

Board of Directors of Fisher or Thermo Electron, as the case may be, determines in good faith (after consultation with outside legal counsel) that the failure to do so would, or would reasonably be likely to, cause it to violate its fiduciary duties.
      (b) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, Fisher shall notify Thermo Electron and Thermo Electron shall notify Fisher, as the case may be, promptly (but in no event later than 24 hours) after receipt of any Alternative Transaction Proposal, or any material modification of or material amendment to any Alternative Transaction Proposal or any request for nonpublic information relating to Fisher or Thermo Electron, respectively, or any of their respective Subsidiaries relating to any Alternative Transaction Proposal. Such notice to Fisher or Thermo Electron, as the case may be, shall be made orally and in writing, and shall indicate the identity of the Person making the Alternative Transaction Proposal or such request and the material terms of any such Alternative Transaction Proposal or any material modification or material amendment to an Alternative Transaction Proposal. From the date hereof until the earlier of the Effective Time and the termination of this Agreement, Fisher shall keep Thermo Electron and Thermo Electron shall keep Fisher reasonably informed on a current basis of any material changes in the status and any material changes or modifications in the terms of any such Alternative Transaction Proposal, indication or request. Fisher shall also promptly, and in any event within 24 hours, notify Thermo Electron, and Thermo Electron shall also promptly, and in any event within 24 hours, notify Fisher, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Transaction Proposal in accordance with Section 4.2(a).
      (c) Nothing contained in this Section 4.2 shall prohibit Fisher or Thermo Electron or their respective Subsidiaries from taking and disclosing to their respective stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.
      (d) Fisher and its Subsidiaries, and Thermo Electron and its Subsidiaries, respectively, shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Fisher or Thermo Electron, respectively) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Fisher or Thermo Electron who have been furnished confidential information regarding Fisher or Thermo Electron in connection with the solicitation of or discussions regarding an Alternative Transaction Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Fisher and Thermo Electron agree not to, and to cause their respective Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Fisher or Thermo Electron or their respective Subsidiaries is or may become a party.
      (e) Fisher and Thermo Electron shall use their respective reasonable best efforts to inform their respective Representatives of the restrictions described in this Section 4.2. It is understood that any violation of the restrictions set forth in this Section 4.2 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Fisher or its Subsidiaries, or Thermo Electron or its Subsidiaries, respectively, at the direction or with the consent of Fisher or Thermo Electron, respectively, or their respective Subsidiaries, as the case may be, shall be deemed to be a breach of this Section 4.2 by Fisher or Thermo Electron, respectively.
ARTICLE V
ADDITIONAL AGREEMENTS
      Section 5.1.     Preparation of SEC Documents; Stockholders’ Meetings.
      (a) As soon as practicable following the date of this Agreement, Thermo Electron and Fisher shall prepare and file with the SEC the Joint Proxy Statement, and Thermo Electron shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Thermo Electron and Fisher shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Thermo Electron will use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Thermo Electron’s stockholders, and Fisher will use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Fisher’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Thermo Electron shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance and reservation of shares of Thermo Electron Common Stock in the Merger and the conversion of Fisher Options into options to acquire Thermo Electron Common Stock, and Fisher shall furnish all information concerning Fisher and the holders of Fisher Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Thermo Electron or Fisher, as applicable, without the other’s prior consent (which shall not be unreasonably withheld) and without providing the other the opportunity to review and comment thereon. Thermo Electron or Fisher, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Thermo Electron Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Thermo Electron or Fisher, or any of their respective Affiliates, officers or directors, should be discovered by Thermo Electron or Fisher which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of Thermo Electron and Fisher.
      (b) Each of Fisher and Thermo Electron shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, take all action necessary in accordance with Applicable Laws and the Fisher Organizational Documents, in the case of Fisher, and the Thermo Electron Organizational Documents, in the case of Thermo Electron, to duly give notice of, convene and hold a meeting of their stockholders, respectively, to be held as promptly as practicable to consider, in the case of Thermo Electron, the Stock Issuance and the Charter Amendment (the “Thermo Electron Stockholders’ Meeting”) and, in the case of Fisher, the adoption and approval of this Agreement and the Merger (the “Fisher Stockholders’ Meeting”). Each of Fisher and Thermo Electron will use reasonable best efforts to solicit from their stockholders, respectively, proxies in favor of, in the case of Thermo Electron, the Stock Issuance and the Charter Amendment, and, in the case of Fisher, the adoption and approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of their stockholders, respectively, required by the rules of the NYSE or Applicable Laws to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Fisher or Thermo Electron may adjourn or postpone the Fisher Stockholders’ Meeting or Thermo Electron Stockholders’ Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to their respective stockholders, in advance of a vote on, in the case of Thermo Electron, the Stock Issuance and the Charter Amendment and, in the case of Fisher, the approval and adoption of this Agreement and the Merger, or, if, as of the time for which the Fisher Stockholders’ Meeting or Thermo Electron Stockholders’ Meeting, as the case may be, is originally scheduled, there are insufficient shares of Fisher Common Stock or Thermo Electron Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Each of Fisher and Thermo Electron shall ensure that the Fisher Stockholders’ Meeting and the Thermo Electron Stockholders’ Meeting, respectively, is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Fisher Stockholders’ Meeting or Thermo Electron Stockholders’ Meeting, as the case may be, are solicited in compliance with Applicable Laws, the rules of the NYSE and, in the case of Fisher, the Fisher Organizational Documents, and, in the case of Thermo Electron, the Thermo Electron Organizational Documents. Except with respect to matters as to which preliminary proxy materials would not be required to be filed with the

SEC, without the prior written consent of Fisher, the Stock Issuance and the Charter Amendment are the only matters which Thermo Electron shall propose to be acted on by Thermo Electron’s stockholders at the Thermo Electron Stockholders’ Meeting. Without the prior written consent of Thermo Electron, approval and adoption of this Agreement and the Merger are the only matters which Fisher shall propose to be acted on by Fisher’s stockholders at the Fisher Stockholders’ Meeting.
      (c) Each of Fisher and Thermo Electron will use reasonable best efforts to hold the Fisher Stockholders’ Meeting and Thermo Electron Stockholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.
      Section 5.2.     Accountant’s Letters. Each of Fisher and Thermo Electron shall use reasonable best efforts to cause to be delivered to the other party two letters from their respective independent accountants, one dated approximately as of the date the Form S-4 is declared effective and one dated approximately as of the Closing Date, each addressed to the other party, in form and substance reasonably satisfactory to the other party and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.
      Section 5.3.     Access to Information; Confidentiality.
      (a) Subject to the CDA and Applicable Laws, each of Thermo Electron and Fisher shall, and shall cause each of their respective Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of such party) and, during such period and subject to the CDA and Applicable Laws, each of Thermo Electron and Fisher shall, and shall cause each of their respective Subsidiaries to, make available to the other party (i) a copy of each material report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other material information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.
      (b) Each of Thermo Electron and Fisher will hold and keep confidential, and will cause their respective officers and employees and will direct its accountants, counsel, financial advisors and other representatives and Affiliates to hold and keep confidential, any nonpublic information in accordance with the terms of the CDA.
      Section 5.4.     Reasonable Best Efforts.
      (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including all filings required under the HSR Act, with the Federal Trade Commission or the United States Department of Justice, all notifications and other filing required under the ECMR and any other necessary antitrust, competition or similar laws of any foreign jurisdiction, (ii) the obtaining of all necessary consents, approvals or waivers, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance of the foregoing, the parties shall cooperate and use reasonable best efforts to determine and agree upon, within two weeks of the date hereof, a list of those Governmental Entities in foreign jurisdictions to which it may be necessary or appropriate to submit any filings, notifications or registrations or take any other actions in connection with regulatory or legal requirements of such Governmental Entities relating to the transactions contemplated hereby; provided that the foregoing shall not affect or otherwise modify the closing conditions in Sections 6.1(b)and (c). Subject to Applicable Laws relating to the exchange of information, Fisher and Thermo Electron shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to Fisher and its Subsidiaries or Thermo Electron and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
      (b) Each of Thermo Electron and Fisher shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Entity. In that regard, each party shall without limitation: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other orally of) any communications from or with any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any proposed oral) communication with any such Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (iii) not participate in any meeting or oral communication with any such Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat, (iv) furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement and the Merger, and (v) furnish the other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Each of Thermo Electron and Fisher may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4 as “outside counsel only.” Such material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Thermo Electron or Fisher, as the case may be) or its legal counsel.
      (c) In connection with and without limiting the foregoing, Thermo Electron and Fisher shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.
      (d) In connection with the filings referenced in Section 5.4(a)and (b), the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Thermo Electron or Fisher to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Thermo Electron in the case of Thermo Electron and Fisher in the case of Fisher) on either Thermo Electron or Fisher, respectively.
      (e) Fisher and its Subsidiaries shall, upon reasonable notice, provide, and shall cause their respective officers, employees and representatives to provide, all cooperation reasonably requested by Thermo Electron in connection with (i) the repayment, repurchase, redemption, defeasance, modification, refinancing, or assumption, of all rights, duties and obligations, contingent or otherwise, of Fisher and its Subsidiaries in respect of the Fisher financings described in Section 5.4(e) of the Fisher Disclosure Schedule and (ii) the contemplated Thermo Electron financings identified in Section 5.4(e) of the Thermo Electron Disclosure Schedule; provided that, notwithstanding the foregoing, no request for cooperation or other assistance shall be required if it would unreasonably disrupt the business or operations of Fisher or any of its Subsidiaries.
      Section 5.5.     Indemnification and Insurance.
      (a) From and after the Effective Time, Thermo Electron will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Fisher pursuant to any indemnification agreements between Fisher and its present or former directors, officers and employees in effect immediately prior to the Effective Time, subject to Applicable Laws. For at least six years after the Effective Time, Thermo Electron shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers and directors of Fisher and its Subsidiaries (the “Indemnified Parties”) for any costs, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such Person is or was an officer, director or employee of Fisher or any of its Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time (including those related to this Agreement and the transactions contemplated hereby), and shall advance expenses in respect thereof, in each case, to the fullest extent permitted by Applicable Laws.
      (b) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by Fisher with respect to claims arising from facts or events which occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby); provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of Fisher only with respect to claims arising from facts or events which occurred at or before the Effective Time; and provided, further, that if the aggregate annual premiums for such policies at any time during such period will exceed 250% of the per annum premium rate paid by Fisher and its Subsidiaries as of the date hereof for such policies, then Thermo Electron shall be required to provide as much coverage as is then available at such annual premium.
      (c) Notwithstanding anything herein to the contrary and to the maximum extent permitted by Applicable Laws, if any claim, action, suit, proceeding or investigation is made or brought against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.5 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
      (d) If Thermo Electron, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Thermo Electron shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.5.
      (e) The provisions of this Section 5.5 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
      Section 5.6.     Fees and Expenses. Except as set forth in this Section 5.6 and in Section 7.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Fisher and Thermo Electron shall bear and pay one-half of the costs and expenses incurred by Thermo Electron, Merger Sub or Fisher (other than attorneys’ fees, accountants’ fees and related expenses) in connection with (i) the filing, printing and mailing of the Form S-4 (including financial statements and exhibits), the Joint Proxy Statement (including SEC filing fees) and any preliminary materials related thereto and (ii) the filings of the premerger notification and report forms under the HSR Act and any applicable antitrust, competition or similar laws of any foreign jurisdiction (including filing fees).
      Section 5.7.     Public Announcements. Neither Fisher nor Thermo Electron shall, and neither Fisher nor Thermo Electron shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Thermo Electron, in the case of a proposed announcement or statement by Fisher, or Fisher, in the case of a proposed announcement or statement by Thermo Electron; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE.
      Section 5.8.     Listing. Thermo Electron shall use reasonable best efforts to cause the Thermo Electron Common Stock issuable under Article II, and those shares of Thermo Electron Common Stock required to be reserved for issuance in connection with the Merger, to be authorized for listing on the NYSE, upon official notice of issuance.
      Section 5.9.     Tax-Free Reorganization Treatment. Thermo Electron and Fisher hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Thermo Electron and Fisher intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify. Neither Thermo Electron, Merger Sub nor Fisher shall take any action, cause or permit any action to be taken, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
      Section 5.10.     Conveyance Taxes. Fisher and Thermo Electron shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.
      Section 5.11.     Equity Awards and Employee Benefits.
      (a) Equity Awards. (i) Fisher Options. At the Effective Time, each then outstanding Fisher Option, whether or not exercisable at the Effective Time, will be assumed by Thermo Electron. Subject to, and in accordance with, the terms of the applicable Fisher Stock Plan and option award agreement, each Fisher Option so assumed by Thermo Electron under this Agreement will otherwise continue to have, and be subject to, the same terms and conditions set forth in the applicable Fisher Option (including any applicable option award agreement or other document evidencing such Fisher Option) immediately prior to the Effective Time (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration of Fisher Options pursuant to any Fisher Benefit Plan or applicable option award agreement), except that (A) each Fisher Option, when exercisable, will be exercisable for that number of whole shares of Thermo Electron Common Stock equal to the product of the number of shares of Fisher Common Stock that were subject to such Fisher Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Thermo Electron Common Stock and (B) the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of such assumed Fisher Option will be equal to the quotient determined by dividing the exercise price per share of Fisher Common Stock of such Fisher Option by the Exchange Ratio, rounded up to the nearest whole cent.

      (ii) Fisher Stock Unit Awards. At the Effective Time, each Fisher Stock Unit Award then outstanding shall be assumed by Thermo Electron. Subject to, and in accordance with, the terms of the applicable Fisher Stock Plan or Fisher Deferred Compensation Plan and any applicable award or other agreement, each Fisher Stock Unit Award shall be converted into the right to receive the number of shares of Thermo Electron Common Stock (or an amount in respect thereof for cash settled Fisher Stock Unit Awards) equal to the number of shares of Fisher Common Stock subject to the Fisher Stock Unit Award, multiplied by the Exchange Ratio (rounded down to the nearest whole number of shares of Thermo Electron Common Stock). Each Fisher Stock Unit Award shall have the same terms and conditions as were in effect immediately prior to the Effective Time, except that the performance conditions applicable to the vesting of the assumed Fisher Stock Unit Awards shall be deemed to have been satisfied effective as of the Closing Date, and such Fisher Stock Unit Awards (other than those granted under the Fisher 2005 Equity and Incentive Plan) that are evidenced by a Performance Based Restricted Stock Unit Purchase Agreement and which become vested and payable in accordance with their current terms upon a change in control transaction (for this purpose taking into account Section 5.11(e) hereof) (the holders of which and the related number of units are identified on a list which Fisher has delivered to Thermo Electron prior to the date hereof), shall instead vest and be settled in three equal increments on the first three anniversaries of the original grant date of the Fisher Stock Unit Award, subject to the holder’s continued employment with Thermo Electron or the Surviving Corporation or their Subsidiaries as of each such vesting date, unless, following the Closing Date, the holder of the Fisher Stock Unit Award is terminated prior to the full vesting of the Fisher Stock Unit Award either without Cause or for Good Reason (as each such term is defined in Fisher’s 2005 Equity and Incentive Plan), in which case the Fisher Stock Unit Award will vest immediately upon such termination of employment. Fisher Stock Unit Awards described in this Section 5.11(a)(ii) that vest upon a termination of employment as described in the previous sentence shall be settled upon the earliest date following the applicable vesting date which will not cause an imposition of any additional tax under Section 409A of the Code.
      (iii) Fisher and Thermo Electron agree that prior to the Effective Time, Fisher shall, and shall be permitted under this Agreement to, take all corporate action necessary, including, but not limited to, amending any Fisher Option, Fisher Stock Unit Award or Fisher equity award agreement evidencing such award, or Fisher Stock Plan or Fisher Deferred Compensation Plan, (A) to effectuate the provisions of Section 5.11(a)(i) and Section 5.11(a)(ii) and (B) to the extent applicable, to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the date hereof other than pursuant to the Fisher Purchase Plan as in effect on the date hereof. From and after the Effective Time, all references to Fisher (other than any references relating to a “change in control” of Fisher) in each Fisher Stock Plan, Fisher Deferred Compensation Plan and in each agreement evidencing any Fisher Options or Fisher Stock Unit Awards shall be deemed to refer to Thermo Electron, unless Thermo Electron determines otherwise. As soon as reasonably practicable, but in no event later than ten business days following the Effective Time, Thermo Electron will (A) issue to each holder of an assumed Fisher Option or Fisher Stock Unit Award a document evidencing the foregoing assumption of such Fisher Option or Fisher Stock Unit Award by Thermo Electron, (B) issue appropriate notices setting forth such holders’ rights pursuant to the assumed Fisher Options or Fisher Stock Unit Awards, and (C) issue appropriate notices to each holder of an assumed Fisher Option or Fisher Stock Unit Award setting forth the effect of the Merger on the Fisher Options or Fisher Stock Unit Awards. Prior to the Effective Time, Thermo Electron shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Thermo Electron Common Stock for delivery in connection with the exercise of the converted Fisher Options and Fisher Stock Unit Awards. The parties shall use their reasonable best efforts to ensure that the conversion of any Fisher Options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) provided for in Section 5.11(a)(i) shall be effected in a manner consistent with Section 424(a) of the Code.
      (iv) Within one business day of the Closing Date, Thermo Electron shall register the shares of Thermo Electron Common Stock subject to Fisher Options and Fisher Stock Unit Awards by filing an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Thermo Electron shall maintain the effectiveness of such registration statement or registration statements with respect thereto for so long as such awards remain outstanding. Following the Closing Date, Thermo Electron may grant equity awards under the Fisher Stock Plans, to the extent shares are available for grant under any such plan, in accordance with the mergers and acquisitions exemption to the equity compensation plan shareholder approval requirement under the NYSE rules.
      (v) Notwithstanding the foregoing, Thermo Electron shall not be required to take any of the actions contemplated by this Section 5.11(a) if, and to the extent that, such action does not comply with the Applicable Law of any foreign jurisdiction.
      (b) Fisher shall terminate the Fisher Purchase Plan at least one full payroll period prior to the Effective Time. To the extent any offering period under the Fisher Purchase Plan is in progress prior to such termination, Fisher shall ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Fisher Common Stock immediately prior to such termination unless the participant has previously withdrawn from such offering period in accordance with the terms of such plan.
      (c) This Section 5.11(c) shall apply to each employee of Fisher or its Subsidiaries as of immediately prior to the Effective Time other than Represented Employees (as defined in Section 5.12) (the “Fisher Employees”). Following the Closing Date, and for two years thereafter, but in no event later than such time as a Fisher Employee ceases to be employed by or provide services to Thermo Electron or the Surviving Corporation or their Subsidiaries following the Effective Time, Thermo Electron shall provide, or cause to be provided, the Fisher Employees, benefits and compensation (other than stock options or other equity-based incentive plans, programs, agreements or arrangements) that in the aggregate are substantially no less favorable than the benefits provided, in the aggregate, to such individuals by Fisher and its Subsidiaries; it being understood that the Fisher Employees may commence participating in the Thermo Electron Benefit Plans on different dates following the Closing Date with respect to different Thermo Electron Benefit Plans. Thermo Electron shall give Fisher Employees full credit for purposes of eligibility, vesting, determination of the level of benefits and benefit accrual under any employee benefit plans or arrangements maintained by Thermo Electron or any Subsidiary for such Fisher Employees’ service with Fisher and its Subsidiaries (and service with any predecessor, to the extent recognized by Fisher or its Subsidiaries) prior to the Closing Date, except to the extent that such crediting would result in duplication of benefits and provided that no prior service credit shall be recognized for purposes of (i) benefit accrual, level of pay credits and/or grandfathering under any defined benefit plan or (ii) post-retirement welfare benefits. Thermo Electron shall (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Fisher Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Fisher Employees immediately prior to the Closing Date, and (ii) provide each Fisher Employee with credit for any co-payments and deductibles paid under any Fisher Benefit Plan that provides healthcare benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any healthcare plans of Thermo Electron or the Surviving Corporation that such employees are eligible to participate in after the Effective Time to the same extent that such expenses were recognized under the comparable Fisher Benefit Plan.
      (d) Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of either party to terminate, any Fisher Employee for any reason or (ii) subject to the limitations and requirements specifically set forth in this Section 5.11, require either party to continue any Thermo Electron Benefit Plan or Fisher Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time.
      (e) Without limiting the generality of the foregoing, as of the Effective Time, Thermo Electron shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, change in control, severance and other compensation agreements and arrangements existing prior to the execution of this Agreement which are between Fisher or any Subsidiary and any director, officer or employee thereof and set forth in Section 5.11(e) of the Fisher Disclosure Schedule (each a “Fisher Executive Agreement”); provided, that, nothing herein shall prevent Thermo Electron from amending any such agreement or plan in accordance with its terms, including such amendments as may be necessary to avoid the imposition of a tax under Section 409A of the Code. Fisher and Thermo Electron hereby agree that the occurrence of the Closing shall constitute a “Change in Control” for purposes of any Fisher Executive Agreement and all Fisher Benefit Plans and related trusts set forth in Section 5.11(e) of the Fisher Disclosure Schedule.
      (f) Fisher shall be entitled to pay or provide for cash bonus payments in an aggregate amount not to exceed the amount set forth in Section 5.11(f) of the Fisher Disclosure Schedule, to such individuals, in such amounts and upon such terms and conditions as Fisher may determine consistent with such schedule.
      (g) As soon as practicable following the date hereof (but in any event within 30 days hereof), the Board of Directors of Thermo Electron shall, in consultation with Fisher and with Fisher’s approval (which shall not be unreasonably withheld), establish a long-term incentive compensation program for Thermo Electron senior management, which awards shall provide each such employee with unvested long-term incentive compensation that is comparable in aggregate value to the currently unvested (but with accelerated vesting upon the consummation of the transactions contemplated by this Agreement) equity-based and other long-term incentive compensation that is now held by such employee.
      (h) Following the date hereof, but in no event later that 30 days following the date hereof, Fisher shall take action with respect to the plan identified in Section 5.11(h) of the Fisher Disclosure Schedule in the manner set forth in such Schedule.
      Section 5.12.     Honoring of Collective Bargaining Agreements; Represented Employees. With respect to any continuing employee whose terms and conditions of employment are governed by any of the collective bargaining agreements listed on Section 3.1(h)(ii) of the Fisher Disclosure Schedule (each a “Represented Employee”), Thermo Electron agrees to honor or cause to be honored the collective bargaining agreements listed on Section 3.1(h)(ii) of the Fisher Disclosure Schedule as of the Closing Date and to continue all terms and conditions of employment applicable to such Represented Employees under their respective collective bargaining agreements through the expiration, modification or termination of such agreements in conformity with Applicable Law.
      Section 5.13.     Affiliates. Fisher shall use its reasonable efforts to cause each Person who is, in Fisher’s reasonable judgment, an “affiliate” of Fisher within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”) to deliver to Thermo Electron, as soon as reasonably practicable and in any event prior to the meeting of Fisher stockholders to be held pursuant to Section 5.1(b), a written agreement substantially in the form attached as Exhibit 5.13. Thermo Electron shall be entitled to place appropriate legends (reasonably acceptable to Fisher) on the certificates evidencing any shares of Thermo Electron Common Stock to be received by Rule 145 Affiliates in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Thermo Electron Common Stock (provided, that such legends or stop transfer instructions shall be removed, one year after the Effective Time, upon the request of any holder of shares of Thermo Electron Common Stock issued in the Merger if such holder is not then a Rule 145 Affiliate).
      Section 5.14.     Notification of Certain Matters. Thermo Electron shall give prompt notice to Fisher and Fisher shall give prompt notice to Thermo Electron, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality” or “Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement that is not qualified as to “materiality” or “Material Adverse Effect” to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Thermo Electron and the Merger Sub or Fisher, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, Thermo Electron shall give prompt notice to Fisher and Fisher shall give prompt notice to Thermo Electron, as the case may be, of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect on such party and its Subsidiaries, taken as a whole, or which would reasonably be expected to result in the failure of any of the conditions set forth in Article VI to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 5.14 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.
      Section 5.15.     Section 16 Matters. Prior to the Effective Time, each of Thermo Electron and Fisher shall use their reasonable best efforts to take all such steps as may be required (to the extent permitted under Applicable Laws) to cause any dispositions of Fisher Common Stock (including derivative securities) or acquisitions of Thermo Electron Common Stock (including derivative securities with respect to Thermo Electron Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Fisher to be exempt under Rule 16b-3 promulgated under the Exchange Act.
      Section 5.16.     State Takeover Laws. Prior to the Effective Time, neither Fisher nor Thermo Electron shall take any action to render inapplicable, or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) Thermo Electron’s or Fisher’s Board of Directors, as the case may be, has concluded in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its Board of Directors’ fiduciary obligations to their stockholders, respectively, under Applicable Laws.
      Section 5.17.     Reservation of Thermo Electron Common Stock. Effective at or prior to the Effective Time, Thermo Electron shall reserve (free from preemptive rights) out of its reserved but unissued or treasury shares of Thermo Electron Common Stock, for the purposes of effecting the conversion of the issued and outstanding shares of Fisher Common Stock pursuant to this Agreement, sufficient shares of Thermo Electron Common Stock to provide for such conversion as well as the issuance of Thermo Electron Common Stock upon the exercise or settlement of Fisher Options and Fisher Stock Unit Awards assumed by Thermo Electron under Section 5.11.
ARTICLE VI
CONDITIONS PRECEDENT
      Section 6.1.     Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
      (a) Stockholder Approvals. Each of the Thermo Electron Stockholder Approval and the Fisher Stockholder Approval shall have been obtained.
      (b) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) and any approvals applicable to the Merger under (i) the HSR Act, and (ii) the ECMR shall have been terminated or shall have expired or shall have been obtained, as applicable.
      (c) Consents and Approvals. Other than the expirations and approvals required by Section 6.1(b), all filings with, and all consents, approvals and authorizations of, any Governmental Entity required to be made or obtained by Thermo Electron, Fisher or any of their respective Subsidiaries to consummate the Merger shall have been obtained, other than such consents, approvals and authorizations the failure of which to be made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole, or Thermo Electron and its Subsidiaries, taken as a whole, respectively (determined, for purposes of this clause, after giving effect to the Merger).
      (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction shall be in effect that makes illegal or prohibits the consummation of the transactions contemplated by this Agreement.
      (e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of Thermo Electron and Fisher to their stockholders, respectively, and no stop order or proceedings seeking a stop order shall have been initiated or, to the Knowledge of Thermo Electron or Fisher, threatened by the SEC.
      (f) Listing. The shares of Thermo Electron Common Stock issuable to the stockholders of Fisher as provided for in Article II shall have been authorized for listing on the NYSE upon official notice of issuance.
      Section 6.2.     Conditions to Obligations of Fisher. The obligation of Fisher to effect the Merger is further subject to satisfaction or waiver at or prior to the Closing of the following conditions:
      (a) Representations and Warranties. The representations and warranties of Thermo Electron and Merger Sub set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.2(f)(ii), which shall be read with the Material Adverse Effect qualification)) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.2(f)(ii), which shall be read with the Material Adverse Effect qualification)) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Thermo Electron and its Subsidiaries, taken as a whole.
      (b) Performance of Obligations of Thermo Electron and Merger Sub. Each of Thermo Electron and Merger Sub shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
      (c) No Material Adverse Effect. No Material Adverse Effect of Thermo Electron and its Subsidiaries, taken as a whole, shall have occurred since the date of this Agreement and be continuing.
      (d) Officer’s Certificate. Fisher shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Thermo Electron to the effect that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.
      (e) Tax Opinion. Fisher shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP (“Fisher’s Counsel”), in form and substance reasonably satisfactory to Fisher, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Fisher’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Fisher, Thermo Electron and others, reasonably satisfactory in form and substance to such counsel.
      Section 6.3.     Conditions to Obligations of Thermo Electron and Merger Sub. The obligations of Thermo Electron and Merger Sub to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:
      (a) Representations and Warranties. The representations and warranties of Fisher set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.1(f)(ii), which shall be read with the Material Adverse Effect qualification)) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.1(f)(ii), which shall be read with the Material Adverse Effect qualification)) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Fisher and its Subsidiaries, taken as a whole.
      (b) Performance of Obligations of Fisher. Fisher shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

      (c) No Material Adverse Effect. No Material Adverse Effect of Fisher and its Subsidiaries, taken as a whole, shall have occurred since the date of this Agreement and be continuing.
      (d) Officer’s Certificate. Thermo Electron shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Fisher to the effect that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.
      (e) Tax Opinion. Thermo Electron shall have received an opinion of Wachtell, Lipton, Rosen & Katz (“Thermo Electron’s Counsel”), in form and substance reasonably satisfactory to Thermo Electron, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Thermo Electron’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Thermo Electron, Fisher and others, reasonably satisfactory in form and substance to such counsel.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
      Section 7.1.     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Thermo Electron or Fisher:
      (a) by mutual written consent of Fisher and Thermo Electron, if the Board of Directors of each so determines;
      (b) by written notice of either Fisher or Thermo Electron (as authorized by the Board of Directors of Fisher or Thermo Electron, as applicable):
      (i) if the Merger shall not have been consummated by 365 days from the date of this Agreement (the “Outside Date”);
      (ii) if a Governmental Entity that is of competent jurisdiction shall have issued a final and nonappealable order, decree or ruling or taken any other action (including the failure to have taken an action), having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
      (iii) if the Fisher Stockholder Approval shall not have been obtained at the Fisher Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote to obtain the Fisher Stockholder Approval was taken; or
      (iv) if the Thermo Electron Stockholder Approval shall not have been obtained at the Thermo Electron Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote to obtain the Thermo Electron Stockholder Approval was taken;
      (c) by Fisher (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of Thermo Electron set forth in this Agreement, or if any representation or warranty of Thermo Electron shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and in any such case such breach shall be incapable of being cured or shall not have been cured in all material respects within 10 days after written notice thereof shall have been received by Thermo Electron;
      (d) by Thermo Electron (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of Fisher set forth in this Agreement, or if any representation or warranty of Fisher shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and in any such case such breach shall be incapable of being cured or shall not have been cured in all material respects within 10 days after written notice thereof shall have been received by Fisher;
      (e) by Fisher (as authorized by its Board of Directors) if the Board of Directors of Thermo Electron, for any reason, (i) shall have failed to recommend in the Joint Proxy Statement a vote in favor of the Stock Issuance and the Charter Amendment, or (ii) in a manner adverse to Fisher, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors in favor of the Stock Issuance and the Charter Amendment to Thermo Electron’s stockholders, (y) taken any public action or made any public statement in connection with the meeting of Thermo Electron stockholders to be held pursuant to Section 5.1(b), inconsistent with such recommendation or (z) recommended any Alternative Transaction (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof; or
      (f) by Thermo Electron (as authorized by its Board of Directors) if the Board of Directors of Fisher, for any reason, (i) shall have failed to recommend in the Joint Proxy Statement the approval and adoption of this Agreement and the Merger, or (ii) in a manner adverse to Thermo Electron, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors in favor of the approval and adoption of this Agreement and the Merger to Fisher’s stockholders, (y) taken any public action or made any public statement in connection with the meeting of Fisher stockholders to be held pursuant to Section 5.1(b), inconsistent with such recommendation or (z) recommended any Alternative Transaction (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof.
      Section 7.2.     Effect of Termination and Payment.
      (a) In the event of termination of this Agreement as provided in Section 7.1 hereof and the payment of a Thermo Electron Termination Fee or Fisher Termination Fee, if any, this Agreement shall forthwith become void and have no effect and there shall be no liability of any nature whatsoever on the part of any of the parties, except (i) as set forth in Sections 5.3(b), 5.6, this Section 7.2, as well as Article VIII (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (ii) that nothing herein shall relieve any party from any further liability for any willful or intentional breach of any representation, warranty, covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the CDA, all of which obligations shall survive termination of this Agreement in accordance with their terms. Subject to the foregoing provisions of this Section 7.2(a), payments made pursuant to this Section 7.2 shall be in addition to any other rights, remedies and relief of the parties hereto or with respect to the subject matter of this Agreement.
      (b) Thermo Electron shall pay Fisher, by wire transfer of immediately available funds, the sum of $200 million (the “Thermo Electron Termination Fee”) if this Agreement is terminated as follows:
      (i) if Fisher shall terminate this Agreement pursuant to Section 7.1(e), then Thermo Electron shall pay the Thermo Electron Termination Fee on the business day following such termination;
      (ii) if either party shall terminate this Agreement pursuant to (A) Section 7.1(b)(i) and at the time of such termination the Thermo Electron Stockholder Approval has not been obtained, or (B) Section 7.1(b)(iv), or Fisher shall terminate this Agreement pursuant to Section 7.1(c), and in each such case at any time after the date of this Agreement and before such termination an Alternative Transaction Proposal with respect to Thermo Electron shall have been publicly proposed or publicly disclosed or, solely in the case of a termination under Section 7.1(c), otherwise communicated to the senior management or Board of Directors of Thermo Electron, and within 12 months of the date of such termination of this Agreement, Thermo Electron or any of its Subsidiaries executes any definitive agreement with respect to, or consummates any Alternative Transaction, then Thermo Electron shall pay the Thermo Electron Termination Fee upon the date of such execution or consummation (it being understood that in no event shall Thermo Electron be required to pay the fee referred to in this Section 7.2(b) on more than one occasion).
      If Thermo Electron fails to pay all amounts due to Fisher on the dates specified, then Thermo Electron shall pay all costs and expenses (including legal fees and expenses) incurred by Fisher in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Fisher.
      (c) Fisher shall pay Thermo Electron, by wire transfer of immediately available funds, the sum of $300 million (the “Fisher Termination Fee”) if this Agreement is terminated as follows:
      (i) if Thermo Electron shall terminate this Agreement pursuant to Section 7.1(f) then Fisher shall pay the Fisher Termination Fee on the business day following such termination;
      (ii) if either party shall terminate this Agreement pursuant to (A) Section 7.1(b)(i) and at the time of such termination the Fisher Stockholder Approval has not been obtained, or (B) Section 7.1(b)(iii), or Thermo Electron shall terminate this Agreement pursuant to Section 7.1(d), and in each such case at any time after the date of this Agreement and before such termination an Alternative Transaction Proposal with respect to Fisher shall have been publicly proposed or publicly disclosed or, solely in the case of a termination under Section 7.1(d), otherwise communicated to the senior management or Board of Directors of Fisher, and within 12 months of the date of such termination of this Agreement, Fisher or any of its Subsidiaries executes any definitive agreement with respect to, or consummates any Alternative Transaction, then Fisher shall pay the Fisher Termination Fee upon the date of such execution or consummation (it being understood that in no event shall Fisher be required to pay the fee referred to in this Section 7.2(c) on more than one occasion).
      If Fisher fails to pay all amounts due to Thermo Electron on the dates specified, then Fisher shall pay all costs and expenses (including legal fees and expenses) incurred by Thermo Electron in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Thermo Electron.
      Section 7.3.     Amendment. Subject to compliance with Applicable Laws, this Agreement may be amended by the parties at any time before or after the Thermo Electron Stockholder Approval or the Fisher Stockholder Approval; provided, however, that after the occurrence of either the Fisher Stockholder Approval or the Thermo Electron Stockholder Approval there may not be, without further approval of the stockholders of Fisher and Thermo Electron, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Fisher Common Stock hereunder, or which by Applicable Laws otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.
      Section 7.4.     Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party hereto with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE VIII
GENERAL PROVISIONS
      Section 8.1.     Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the

Effective Time. This Section 8.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.
      Section 8.2.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Fisher to:

Fisher Scientific International, Inc.
One Liberty Lane
Hampton, New Hampshire 03842
Fax: (603) 929-2379
Attention: Sarah McConnell

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax: (917) 777-3860
Attention: Ralph Arditi

(b) if to Thermo Electron or Merger Sub, to:

Thermo Electron Corporation
81 Wyman Street
Waltham, Massachusetts 02451
Fax: (781) 622-1207
Attention: Seth Hoogasian

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Fax: (212) 403-2000
Attention: Craig M. Wasserman
      Section 8.3.     Definitions. For purposes of this Agreement:
      (a) An “Affiliate” of any Person means another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;
      (b) An “Alternative Transaction” means any (i) transaction pursuant to which any Person (or group of Persons), directly or indirectly, acquires or would acquire more than 20% of the outstanding shares of Fisher Common Stock or Thermo Electron Common Stock, as applicable, or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Fisher or Thermo Electron or pursuant to a tender offer or exchange offer or otherwise (provided that, for purposes of “Alternative Transaction” as such term is used in Sections 7.2(b)(ii) and 7.2(c)(ii), the reference to “20%” in this clause (i) shall be substituted with “25%” in the case of any acquisition by a Person or affiliated group of Persons, or “38.5%” in the case of an aggregated acquisition by an unaffiliated group of Persons in a widely dispersed offering), (ii) transaction pursuant to which any Person (or group of Persons) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Fisher or Thermo Electron, as applicable, and securities of the entity surviving any merger or business combination including any of Fisher’s or Thermo Electron’s Subsidiaries) of

Fisher or Thermo Electron, or any of their respective subsidiaries representing more than 20% of the fair market value of all of the assets, net revenues or net income of Fisher and its Subsidiaries, taken as a whole, or Thermo Electron and its Subsidiaries, taken as a whole, as applicable, immediately prior to such transaction, or (iii) other merger, share exchange, consolidation, business combination, recapitalization or similar transaction (other than the Merger) involving Fisher or Thermo Electron or any of their respective subsidiaries, as applicable, as a result of which the holders of shares of Fisher Common Stock or Thermo Electron Common Stock, respectively, immediately prior to such transaction would not, in the aggregate, own more than 61.5% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof, in each case other than the transactions contemplated by this Agreement;
      (c) “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect;
      (d) “Environmental Laws” means any and all federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment, as currently in effect, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., § 136 et seq., Occupational Safety and Health Act 29 U.S.C. § 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the Endangered Species Act (16 U.S.C. § 1531 et seq.) as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes;
      (e) “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date;
      (f) “Hazardous Materials” means any materials or wastes, defined, listed, classified or regulated as hazardous, toxic, a pollutant, a contaminant or dangerous in or under any Environmental Laws including, but not limited to, petroleum, petroleum products, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls;
      (g) “Intellectual Property” shall mean trademarks, service marks, trade names, brand names, certification marks, designs, logos and slogans, commercial symbols, business name registrations, domain names, trade dress and other indications of origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and biological materials, whether patentable or not and whether or not reduced to practice, in any domestic or foreign jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations-in-part, reissues and renewal applications), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any such jurisdiction; research and development data (including without limitation the results of research into and development of drug or biologic-based products and drug delivery systems), formulae, know-how, proprietary processes, algorithms, models and methodologies, technical information, designs, procedures, laboratory notebooks, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any Person; writings and other works of authorship of any type (including the content contained on any web site), whether copyrightable or not, in any such jurisdiction; computer software (whether in source code or object code form), databases, compilations and data; and registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights;
      (h) “Knowledge” means, with respect to Fisher, the actual knowledge of the individuals listed on Section 8.3(h) of the Fisher Disclosure Schedule and, with respect to Thermo Electron, the actual knowledge of the individuals listed on Section 8.3(h) of the Thermo Electron Disclosure Schedule;
      (i) “Material Adverse Effect” means, when used with respect to Thermo Electron or Fisher and their respective Subsidiaries, any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably expected (i) to be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, condition (financial or otherwise) or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) to impair in any material respect the ability of such party to perform its obligations under this Agreement or prevent or materially delay the consummation by such party of any of the transactions contemplated hereby; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect on any party and such party’s respective Subsidiaries, taken as a whole: (A) events or circumstances generally affecting the industry in which Thermo Electron and Fisher operate, and which do not have a materially disproportionate effect on Thermo Electron or Fisher, as the case may be, (B) U.S. or global economic conditions, or (C) the execution, delivery, announcement or performance of this Agreement or the consummation of any transaction contemplated hereby or (D) changes in Applicable Laws or GAAP;
      (j) “Multiemployer Plan” means a “multiemployer pension plan,” as that term is defined in Section 3(37) of ERISA;
      (k) “Permitted Liens” means (i) mechanics’, carriers’, workers’ or repairmen’s liens arising in the ordinary course of business and securing payments or obligations that are not delinquent, (ii) Liens for Taxes, assessments and other similar governmental charges which are not due and payable and (iii) Liens that arise under zoning, land use and other similar laws and other imperfections of title or encumbrances, if any, which do not materially affect the marketability of the property subject thereto and do not materially impair the use of the property subject thereto as presently used;
      (l) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;
      (m) a “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body is (or, if there are no such voting interests, more than 50% of the equity interests of which are) owned directly or indirectly by such first Person.
      Section 8.4.     Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section

Agreement	Preamble
Alternative Transaction Proposal	4.2(a)
Applicable Laws	3.1(g)(ii)
Approval	3.1(i)(ii)
Benefit Plans	3.1(i)(i)
CDA	4.2(a)
Certificate of Merger	1.3
Certificates	2.2(b)

Term	Section

Charter Amendment	3.2(c)(i)
Closing	1.2
Closing Date	1.2
Code	Recitals
Continuing Fisher Directors	1.8
Continuing Thermo Electron Directors	1.8
DGCL	Recitals
ECMR	3.1(c)(v)(A)
Effect	8.3(i)
Effective Time	1.3
ERISA	3.1(i)(i)
ERISA Affiliate	3.1(i)(v)
Exchange Act	3.1(c)(v)(B)(2)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
FDA	3.1(g)(i)
FDCA	3.1(g)(i)
Fisher	Preamble
Fisher Balance Sheet	3.1(d)(iv)
Fisher Benefit Plans	3.1(i)(i)
Fisher By-Laws	3.1(a)(ii)
Fisher Charter	3.1(a)(ii)
Fisher Common Stock	2.1
Fisher Convertible Debentures	3.1(b)(i)
Fisher Deferred Compensation Plans	3.1(b)(i)
Fisher Disclosure Schedule	3.1
Fisher Employees	5.11(c)
Fisher Executive Agreement	5.11(e)
Fisher Foreign Plan	3.1(i)(ix)
Fisher Leased Real Property	3.1(s)
Fisher Material Contract	3.1(r)(i)
Fisher Material Subsidiaries	3.1(a)(iii)
Fisher Option	2.1(c)
Fisher Organizational Documents	3.1(a)(ii)
Fisher Owned Real Property	3.1(s)
Fisher Permits	3.1(g)(i)
Fisher Preferred Stock	3.1(b)(i)
Fisher Purchase Plan	2.1(d)
Fisher Rights Agreement	4.1(a)(i)
Fisher SEC Documents	3.1(d)(i)
Fisher Stockholder Approval	Recitals
Fisher Stockholders’ Meeting	5.1(b)
Fisher Stock Plans	3.1(b)(i)
Fisher Stock Unit Awards	2.1(d)
Fisher Subsidiary Organizational Documents	3.1(a)(ii)
Fisher Termination Fee	7.2(c)
Fisher’s Counsel	6.2(e)
Form S-4	3.1(e)

Term	Section

Funded Retirement Plan	3.1(i)(v)
GAAP	3.1(d)(iii)
Goldman	3.1(p)
Governmental Entity	3.1(c)(v)
HSR Act	3.1(c)(v)(A)
Indemnified Parties	5.5(a)
IRS	3.1(c)(v)(A)
Joint Proxy Statement	3.1(c)(v)(B)(1)
Lazard	3.1(p)
Lehman Brothers	3.2(p)
Liens	3.1(a)(iii)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
NLRB	3.1(h)(ii)(C)
NYSE	2.1(d)
Outside Date	7.1(b)(i)
Recommendations	Recitals
Representatives	4.2(a)
Represented Employee	5.12
Rothschild, Inc.	3.2(p)
Rule 145 Affiliates	5.13
SEC	3.1(c)(v)(B)
Securities Act	3.1(d)(i)
SOX	3.1(d)(i)
Stock Issuance	3.2(c)(i)
Surviving Corporation	1.1
Tax Authority	3.1(j)(xi)
Tax Return	3.1(j)(xi)
Taxes	3.1(j)(xi)
Thermo Electron	Preamble
Thermo Electron Balance Sheet	3.2(d)(iv)
Thermo Electron Benefit Plans	3.2(i)(i)
Thermo Electron By-Laws	3.2(a)(ii)
Thermo Electron Charter	3.2(a)(ii)
Thermo Electron Common Stock	2.1(a)
Thermo Electron Convertible Debentures	3.2(b)(i)(D)
Thermo Electron Disclosure Schedule	3.2
Thermo Electron Foreign Plan	3.2(i)(ix)
Thermo Electron Leased Real Property	3.2(s)
Thermo Electron Material Contract	3.2(r)(i)
Thermo Electron Material Subsidiaries	3.2(a)(iii)
Thermo Electron Options	3.2(b)(i)(E)
Thermo Electron Organizational Documents	3.2(a)(ii)
Thermo Electron Owned Real Property	3.2(s)
Thermo Electron Permits	3.2(g)(i)
Thermo Electron Preferred Stock	3.2(b)(i)
Thermo Electron Purchase Plan	3.2(b)(ii)
Thermo Electron Restricted Stock	3.2(b)(i)(A)

Term	Section

Thermo Electron Restricted Stock Units	3.2(b)(i)(E)
Thermo Electron Rights Agreement	4.1(a)(ii)
Thermo Electron SEC Documents	3.2(d)(i)
Thermo Electron Stock Plans	3.2(b)(i)(A)
Thermo Electron Stockholder Approval	Recitals
Thermo Electron Stockholders’ Meeting	5.1(b)
Thermo Electron Subsidiary Organizational Documents	3.2(a)(ii)
Thermo Electron Termination Fee	7.2(b)
Thermo Electron’s Counsel	6.3(e)
Voting Debt	3.1(b)(iii)
WARN Act	3.1(h)(i)
      Section 8.5.     Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
      Section 8.6.     Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
      Section 8.7.     Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the CDA and the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and neither party is relying on any other oral or written representation, agreement or understanding and (b) except for the provisions of Section 5.5 (which are intended to benefit the Indemnified Parties, including Indemnified Parties who or which are not parties hereto), is not intended to confer upon any Person other than the parties any rights or remedies.
      Section 8.8.     Governing Law. This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof, except to the extent that the DGCL applies to the Merger or the Delaware General Corporation Law applies to the Charter Amendment.
      Section 8.9.     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
      Section 8.10.     Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement,

(b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of New York or a New York state court.
      Section 8.11.     Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      Section 8.12.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Laws in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
      Section 8.13.     Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
      Section 8.14.     Waiver of Jury Trial. EACH OF THERMO ELECTRON, MERGER SUB AND FISHER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THERMO ELECTRON, MERGER SUB OR FISHER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
      Section 8.15.     Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of New York or in New York state court, this being in addition to any other remedy to which they are entitled at law or in equity.
[Remainder of Page Intentionally Left Blank.]

      IN WITNESS WHEREOF, Fisher, Thermo Electron and Merger Sub have caused this Agreement to be executed under seal by their respective officers thereunto duly authorized, all as of the date first written above.

FISHER SCIENTIFIC INTERNATIONAL INC.

By:	/s/ Paul M. Meister

Name: Paul M. Meister

Title:	Vice Chairman

THERMO ELECTRON CORPORATION

By:	/s/ Marijn E. Dekkers

Name: Marijn E. Dekkers

Title:	President and Chief Executive

Officer

TRUMPET MERGER CORPORATION

By:	/s/ Seth H. Hoogasian

Name: Seth H. Hoogasian

Title:	President

Annex B
May 7, 2006
Board of Directors
Thermo Electron Corporation
81 Wyman Street
Waltham, MA 02451
Members of the Board:
      We understand that Thermo Electron Corporation (the “Company” or “Thermo”) intends to enter into a transaction with Fisher Scientific International Inc. (“Fisher”), pursuant to which, among other things, a wholly owned subsidiary of Thermo (“MergerCo”) will merge with and into Fisher with Fisher surviving the merger (the “Proposed Transaction”). We further understand that, upon the effectiveness of the merger, each share of common stock of Fisher (“Fisher Common Stock”) then issued and outstanding (other than shares of Fisher Common Stock then owned by Thermo, MergerCo or Fisher) will be converted into the right to receive 2.000 shares (the “Exchange Ratio”) of common stock of Thermo (“Company Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of May 7, 2006, among Thermo, Fisher and MergerCo (the “Agreement”).
      We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.
      In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction (including with respect to governance of the combined company), (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2006, (3) publicly available information concerning Fisher that we believe to be relevant to our analysis, including Fisher’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Fisher’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial estimates and forecasts for the Company prepared by the Company’s management, (5) financial and operating information with respect to the business, operations and prospects of Fisher furnished to us by Fisher, including financial estimates and forecasts for Fisher prepared by Fisher’s management, (6) the trading histories of Company Common Stock and Fisher Common Stock from May 6, 2005 to May 5, 2006 and a comparison of those trading histories with each other and with those of other companies and indices that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company and Fisher with each other and with those of other companies that we deemed relevant, (8) published estimates of independent research analysts with respect to ratings and future price targets of Company Common Stock and Fisher Common Stock, (9) the relative contributions of the Company and Fisher to the historical and future financial condition and performance of the combined company on a pro forma basis, (10) the potential pro forma impact of the Proposed Transaction on the future financial condition and performance of the Company, including estimated cost savings, operating synergies and other strategic benefits that the managements of the Company and Fisher currently anticipate will result from a combination of the businesses of the Company and Fisher (the “Estimated Synergies”) and the anticipated impact of the Proposed Transaction on the Company’s pro forma adjusted earnings per share, and (11) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In

B-1

addition, we have had discussions with the managements of the Company and Fisher concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.
      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and Fisher that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to forecasts and estimates prepared by the Company’s management and Fisher’s management, upon advice of the Company we have assumed that these forecasts and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Fisher as to the future financial performance of the Company and Fisher and that the Company and Fisher will perform substantially in accordance with these forecasts and estimates. Upon the advice of the Company and Fisher, we also have assumed that the Estimated Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and Fisher and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Fisher. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.
      Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company.
      We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We have also provided a $1.5 billion 364-day credit facility to be used by the Company for the potential refinancing of certain of Fisher’s and the Company’s indebtedness in connection with the Proposed Transaction, for which we expect to receive customary fees. We also have performed various investment banking services for the Company in the past and expect to perform various investment banking services for the Company in the future and have received, and expect to receive, customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Fisher for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
      This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Lehman Brothers

LEHMAN BROTHERS

B-2

ANNEX C
PERSONAL AND CONFIDENTIAL
May 7, 2006
Board of Directors
Fisher Scientific International Inc.
1 Liberty Lane
Hampton, NH 03842
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Fisher Scientific International Inc. (the “Company”) of the exchange ratio of 2.00 shares of common stock, par value $1.00 per share (“Thermo Electron Common Stock”), of Thermo Electron Corporation (“Thermo Electron”) to be received for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of May 7, 2006 (the “Agreement”), among Thermo Electron, Thermo Merger Corporation, a direct wholly owned subsidiary of Thermo Electron (“Merger Sub”), and the Company.
Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which fees are contingent upon the consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we currently are providing and have provided certain investment banking services to the Company from time to time, including having acted as a lead manager in connection with the offering of 2.50% Convertible Senior Notes due October 2023 (aggregate principal amount $250,000,000) in July 2003; financial advisor with respect to the Company’s acquisition of Dharmacon Inc. in February 2004; a lead manager in connection with the offering of 3.25% Convertible Senior Subordinated Notes due March 1, 2024 (aggregate principal amount $300,000,000) in March 2004; financial advisor with respect to the Company’s acquisition of Apogent Technologies (“Apogent”) in March 2004; dealer manager for the exchange offers related to indebtedness of Apogent (aggregate principal amount $645,000,000) in May 2004; and a lead manager in connection with the offering of Senior Subordinated Notes due 2014 (aggregate principal amount $300,000,000) in July 2004. Our commercial bank affiliate is a lender under bank loans of the Company. We also may provide investment banking and other services to the Company and Thermo Electron in the future. In connection with the above-described investment banking services we have received, and may receive in the future, compensation.
Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company and Thermo Electron and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Thermo Electron for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Thermo Electron for the five years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Thermo Electron; certain other communications from the Company and Thermo Electron to

C-1

Board of Directors
Fisher Scientific International Inc.
May 7, 2006
Page Two
their respective stockholders; certain internal financial analyses and forecasts for Thermo Electron prepared by its management; certain internal financial analyses and forecasts for Thermo Electron prepared by its management, reviewed and revised by the management of the Company, and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”); and certain cost savings and operating synergies projected by the respective managements of the Company and Thermo Electron to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Thermo Electron regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and Thermo Electron Common Stock, compared certain financial and stock market information for the Company and Thermo Electron with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Thermo Electron, as the case may be. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Thermo Electron or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of Thermo Electron Common Stock will trade at any time. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or Thermo Electron or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.
Very truly yours,
/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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ANNEX D
May 7, 2006
The Board of Directors
Fisher Scientific International Inc.
1 Liberty Lane
Hampton, New Hampshire 03842
Dear Members of the Board:
      We understand that Thermo Electron Corporation, a Delaware corporation (“Thermo Electron”), Trumpet Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Thermo Electron (“Merger Sub”), and Fisher Scientific International Inc., a Delaware corporation (“Fisher Scientific”), propose to enter into an Agreement and Plan of Merger to be dated on or about the date hereof (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Fisher Scientific (the “Merger”), with Fisher Scientific continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Thermo Electron. Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Fisher Scientific (“Fisher Scientific Common Stock”), other than any shares of Fisher Scientific Common Stock owned by Thermo Electron, Merger Sub or Fisher Scientific immediately prior to the effective time of the Merger (collectively, the “Excluded Shares”), shall be automatically converted into and become the right to receive 2.00 fully paid and nonassessable shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Thermo Electron (“Thermo Electron Common Stock”). Upon consummation of the Merger, the Convertible Subordinated Debentures of Fisher Scientific shall become convertible into Thermo Electron Common Stock at a conversion ratio equal to the conversion ratio in effect immediately prior to the effective time of the Merger multiplied by the Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
      You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of shares of Fisher Scientific Common Stock (other than the holders of the Excluded Shares) of the Exchange Ratio pursuant to the Merger. In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the latest draft of the Merger Agreement;

(ii)	Analyzed certain historical business and financial information relating to Fisher Scientific and Thermo Electron;

(iii)	Reviewed various financial forecasts and other data provided to us by Fisher Scientific and Thermo Electron relating to their respective businesses;

(iv)	Reviewed the synergistic savings and benefits and the timing of their occurrence as projected by Fisher Scientific and Thermo Electron to be realized by the combined company following the Merger;

(v)	Held discussions with members of the senior managements of Fisher Scientific and Thermo Electron with respect to the businesses and prospects of Fisher Scientific and Thermo Electron, respectively, the strategic objectives of each, and synergistic savings and benefits projected by Fisher Scientific and Thermo Electron to be realized by the combined company following the Merger;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of Fisher Scientific and Thermo Electron;

(vii)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of Fisher Scientific and Thermo Electron;

(viii)	Reviewed the historical stock prices and trading volumes of Fisher Scientific Common Stock and Thermo Electron Common Stock; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.
      We have relied upon the accuracy and completeness of the foregoing information. We have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Fisher Scientific or Thermo Electron, or concerning the solvency or fair value of Fisher Scientific or Thermo Electron. With respect to financial forecasts, including the synergistic savings and benefits projected by Fisher Scientific and Thermo Electron to be realized following the Merger and the timing of their occurrence, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Fisher Scientific and Thermo Electron as to the future financial performance of Fisher Scientific and Thermo Electron, respectively, and of both Fisher Scientific and Thermo Electron with respect to the combined company. We assume no responsibility for and express no view as to such financial forecasts and estimates or the assumptions on which they are based.
      Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.
      In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the latest draft of the Merger Agreement reviewed by us, without any waiver or modification of any material terms or conditions, that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on Fisher Scientific, Thermo Electron or the combined company, and that the synergistic savings and benefits of the Merger projected by Fisher Scientific and Thermo Electron will be substantially realized both in scope and timing. In addition, we have assumed that the representations and warranties of Fisher Scientific and Thermo Electron contained in the draft Merger Agreement are true and complete and that the Merger will be accounted for as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Fisher Scientific has obtained such advice as it deemed necessary from qualified professionals.
      We do not express any opinion as to the price at which shares of Fisher Scientific Common Stock or shares of Thermo Electron Common Stock may trade subsequent to the date hereof.
      Lazard Frères & Co. llc (“Lazard”) is acting as investment banker to Fisher Scientific in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger. We have in the past provided investment banking services to Fisher Scientific, for which we have received customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) may actively trade securities of Fisher Scientific or Thermo Electron for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.
      Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Fisher Scientific and are not on behalf of, and are not intended to confer rights or remedies upon, Thermo Electron, any stockholder of Fisher Scientific or Thermo Electron or any other person. Our opinion does not address the merits of the underlying decision by Fisher Scientific to engage in the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to Fisher Scientific.

Our opinion is not intended to and does not constitute a recommendation to any holder of Fisher Scientific Common Stock as to how such holder should vote at any stockholders’ meetings to be held in connection with the Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.
      Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger is fair from a financial point of view to the holders of Fisher Scientific Common Stock (other than the holders of Excluded Shares).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Steven J. Golub

Steven J. Golub
Managing Director

ANNEX E
AMENDMENT TO THERMO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THERMO BYLAWS
Amendment to Certificate of Incorporation of Thermo Electron
      Article FIRST of the Third Amended and Restated Certificate of Incorporation of Thermo Electron Corporation shall be amended to read in its entirety as follows: “FIRST: The name of the Corporation is Thermo Fisher Scientific Inc.”
      Article FOURTH of the Third Amended and Restated Certificate of Incorporation of Thermo Electron Corporation shall be amended by deleting the words “Three Hundred Fifty Million (350,000,000)” in the first sentence thereof and inserting in its place the words “One Billion Two Hundred Million (1,200,000,000)”.
Amendment to By-Laws of Thermo Electron
      The By-Laws of Thermo Electron as of the Effective Time shall be amended to include the following new Article II, Section 15:
      Section 15: CEO and Chairman Positions; Board Composition.

(a) The Board of Directors of the Corporation has resolved that, as of the Effective Time (as defined in the Agreement and Plan of Merger, dated May 7, 2006, by and among the Corporation, Trumpet Merger Corporation and Fisher Scientific International Inc. (“Fisher”)) as the same may be amended from time to time (the “Merger Agreement”), Mr. Dekkers shall continue to serve as President and Chief Executive Officer of Thermo Electron and Mr. Meister shall become Chairman of the Board of Directors of Thermo Electron.

(b) As of the Effective Time, and continuing for a period of three years following the Effective Time: (i) the ratio of Continuing Thermo Electron Directors to Continuing Fisher Directors serving on the Board of Directors of Thermo Electron shall be maintained at five to three; (ii) all vacancies on the Board of Directors of Thermo Electron created by the cessation of service of a Continuing Thermo Electron Director shall be filled by a nominee proposed to the Nominating and Corporate Governance Committee of the Board of Directors of Thermo Electron by a majority of the remaining Continuing Thermo Electron Directors; and (iii) all vacancies on the Board of Directors of Thermo Electron created by the cessation of service of a Continuing Fisher Director shall be filled by a nominee proposed to the Nominating and Corporate Governance Committee of the Board of Directors of Thermo Electron by a majority of the remaining Continuing Fisher Directors. The terms “Continuing Thermo Electron Directors” and “Continuing Fisher Directors” shall for purposes of this Section 15 mean, respectively, the directors of Thermo Electron or Fisher, as the case may be, as of the Effective Time who were selected to be directors of Thermo Electron as of the Effective Time by Thermo Electron or Fisher, as the case may be, prior to the Effective Time, and any additional directors of Thermo Electron who take office after the Effective Time who are nominated, or proposed to the Nominating and Corporate Governance Committee of the Board of Directors of Thermo Electron, by a majority of the Continuing Thermo Electron Directors or the Continuing Fisher Directors, as the case may be.

(c) Until the third anniversary of the Effective Time, any amendment of or change to Section 15(b) of these By-Laws shall require the affirmative vote of at least 75% of the full Board of Directors of Thermo Electron.

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